03016852

CONFORMED COPY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number: 000-28011

Terra Networks, S.A.

(Translation of registrant's name into English)

Paseo de la Castellana, 92
28046 Madrid, Spain
3491-452-3000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __X__ No _____

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Terra Networks, S.A.

TABLE OF CONTENTS

ITEM 1

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

TERRA NETWORKS

2002 MANAGEMENT REPORT

Introduction

During 2002 the Terra Lycos Group's business model has been evolving progressively to adapt to circumstances in the market in general, and in the Internet industry in particular. One of the most noteworthy aspects to be taken into account when analyzing the growth and development of Terra Networks, S.A. in 2002 is the negative macroeconomic situation in the countries in which it is present. To the negative consequences of this situation for the Company in terms of revenues must be added the additional negative impact of the exchange rates of certain currencies (basically the U.S. dollar and the Brazilian real) on the statement of operations. Added to this negative macroeconomic scenario in 2002 was the worsening in the crisis of online advertising and the Internet market. The political and social instability being experienced by certain of the main countries in which the Terra Lycos Group is present, in particular Brazil, Argentina and Venezuela, is also noteworthy. As a consequence, most of the Terra Lycos Group's subsidiaries have obtained negative deviations in their net results compared to those budgeted for 2002.

The Company performs on-going business reviews and, based on quantitative and qualitative measures, assesses the need to record impairment losses on goodwill and other intangibles used in operations when impairment indicators are identified. When impairment indicators are identified, the Company determines the amount of the impairment charge by comparing the carrying value of goodwill and certain other intangible assets to their fair value. The Company determines fair value based on a discounted cash flow methodology, which is calculated as the present value of the expected future cash flows. At 2002 year-end, these analyses, based on the estimated future value that each of the businesses and countries will generate, were performed in order to determine the recovery of the goodwill, capitalized tax assets, and of other fixed assets in the balance sheet of Terra Networks, S.A., in accordance with the accounting principle of prudence in valuation. Additionally, an independent appraiser has been requested to prepare a study in relation to the goodwill associated with the acquisition of Lycos, Inc. (which represents approximately 50% of the total).

As a result of this study, in accordance with the accounting principle of prudence in valuation, as of December 31, 2002 start-up costs amounting to €40,679 thousand and goodwill amounting to €312,992 thousand were written down and capitalized tax credits amounting to €312,869 thousand were reversed.

Despite all this, if 2001 was a year in which the Terra Lycos Group cemented its position as one of the most visited Internet networks in the U.S., Europe, Latin America and Asia, 2002 posed a major challenge to the Group, which managed to maintain its privileged position in the industry through innovation and the development of new services, and by projecting an image of a consolidated brand, holding its own among the major Internet players worldwide.

In 2002 the Terra Lycos Group continued to implement the strategy initiated in 2001 of gradually expanding the OBP (Open, Basic, Premium) model in all its business lines and the geographical areas in which it operates. By focusing on innovation, the Terra Lycos Group moved ahead towards paid services and content, so that its revenues from subscriptions included more than access fees. Communication services and portal subscriptions thus contributed to the diversification of the Terra Lycos Group's sources of revenues.

Also noteworthy was the fact that the Terra Lycos Group pioneered the move from the traditional business of access towards a model offering global solutions through the addition of value-added communication services. The objective of the CSP (Communication Service Provider) strategy is to offer more powerful services which allow users to communicate from anywhere, regardless of the device they are using.

In the media business, the Terra Lycos Group decided to focus its attention on the provision of integral marketing services which, together with the sale of online advertising, enable it to maintain a more solid relationship with its customers and to harness the full potential of its sales force. At the same time they allow advertisers to reach a highly segmented audience and to make the best use of the Internet as an advertising support.

In this context, noteworthy are two significant initiatives carried out in 2002. First, the implementation of the CheckM8 media technology to achieve a greater advertising impact. This improved integrated marketing solution considerably shortens the time taken to create an online advertisement, enabling the customers to gain rapidly from high-impact messaging and to achieve better customization. Secondly, the acquisition of GetRelevant (a direct marketing service provider) in October 2002 added a powerful line of products to the Terra Lycos Group's services and provided direct access to a qualified audience to achieve higher conversion rates.

The Terra Lycos Group decided to create the "Lycos Enterprise Services" in May 2002, expanding its business to new business segments and units to which it has begun offering hosting, navigation and functionality resources for commercial web sites. This business, which began to provide services to small companies, was shortly thereafter (in August 2002) extended to corporate customers, providing them with services for the creation of audiovisual content, ranging from the designing of programs through production and distribution.

The Terra Lycos Group operates in 42 countries. In June 2002 and December 2002 the shareholdings in Lycos Korea and Lycos Japan, respectively, were sold off. However, in each case agreements were reached with strategic partners (Lycos Korea and Lycos Japan-Rakuten, respectively), to maintain the Group's presence in these countries. Lastly, 2002 also saw the sale of the holding in the Canadian subsidiary, Sympatico Lycos.

New organizational structure

In the second half of 2002 the Terra Lycos Group created a new business unit, known as Global Operations, to develop enhanced products, services and systems for its customers, grouping together under the same management the global functions relating to product management. This was done to improve and speed up the launch of its products globally, without compromising on the corporate policy of conserving local color in each case.

Global Operations was thus structured to include all the units involved in the complete process of conception, development and production of platforms, products and services. As a result, the composition of the Global Operations Department included a Marketing Services Unit, various Global Product Manager Units and two Technology Units, one for Operations/MIS and the other for Engineering.

Also in the second half of 2002, the Latin American countries were grouped into four geographical units under a new organizational structure: Brazil, Southern Region (Chile, Peru, Argentina and Uruguay), Mexico and Central Region (Central America, Colombia, the Dominican Republic and Venezuela). The major objectives of each unit are to maximize growth and the EBITDA figure, obtain and maintain a leading position in the market and develop an organization which provides services in the respective local markets.

Each geographical unit is responsible for the operations statement of the related country, for the local products which supplement those provided by Global Operations, and for local customer management.

Business strategy and model

With profitability as its main objective in 2002, the Terra Lycos Group forged ahead with its strategy already implemented in 2001 of migrating from free services to value-added pay services, through the OBP (Open, Basic and Premium) model. Under this strategy, the OBP model was gradually expanded in all the Group's business lines and geographical areas in which it operates, diversifying its revenues towards paid subscriptions, to include more than traditional access subscriptions. Communication services and portal subscriptions have been added on as new sources of revenues.

The Terra Lycos Group's business model has changed over the years to suit prevailing market conditions in general and the Internet industry in particular, with the aim of achieving profits. A case in point is the access business, which in 2001 had already abandoned its strategy of fostering free access and gradually turned its attention to pay access, offering value-added services and products and focusing on differentiated quality services for which it can charge its customers.

In the access business, as in 2001, the Terra Lycos Group continued to focus on broad band, its efforts in this direction materializing mainly as ADSL services in Latin America and Spain. The Terra Lycos Group offers its customers high-speed broadband connection to the Internet together with the related communication services and media content.

Additionally, in order to strengthen the vertical integration of content, reach a wider audience and increase user loyalty with value-added services and content, in 2002 the Terra Lycos Group forged certain significant strategic and commercial alliances, noteworthy among which were the following:

⇒ FOXSports (alliance for the joint creation of a powerful sports site);
⇒ MovieTickets (agreement for the creation of a co-branded movie ticket transaction site on Lycos Entertainment);
⇒ BBVA Group (for the launch of a secure e-commerce system on the Internet).

At this point it is worth mentioning the launch of vertical channels offering value-added services through strategic alliances with leading companies in their respective industries. Especially important was the launch of:

⇒ Educaterra (vertical portal offering on-line educational services to Spanish speakers, which began operating in Argentina, Colombia, Chile, Spain, Mexico, Peru, Venezuela and the U.S.);
⇒ Rumbo (vertical travel portal launched in Peru in July 2002 and in Colombia and Venezuela in September 2002, expanding its presence in the Latin American market).

In 2002 the Terra Lycos Group was especially active in the launch of new products and services in line with its strategy of targeting pay products to ultimately achieve profitability. Noteworthy among the communications services launched were the following:

⇒ Lycos Mail Plus (a paid e-mail service which provides a wide range of enhancements for users who demand more than can be provided by free e-mail);
⇒ Terra Mail Premium (unified messaging service launched in Mexico);
⇒ Lycos Premium Communities and Lycos Business Intranets (for small businesses, groups, clubs and teams).

New content services launched included notably:

⇒ Lycos Music (enhanced music service located at the eponymous site);
⇒ Gamesville on Demand (which has become the first portal to launch a subscription gaming platform);
⇒ Virtual photo album for Spain.

Also significant were the marketing services, search engines and diverse tools launched, which included the following:

⇒ Domain Registration Services (Lycos has created its own domain site where users can register domain names using the Lycos network);
⇒ Lycos Search 6.0 (which incorporated significant enhancements to the previous search engine);
⇒ Mi Terra (which enables users to personalize their home page);
⇒ Lycos Insite AdBuyer (integrated platform for advertising and paid-placement services).

The following products were also launched in 2002 by the Terra Lycos Group:

⇒ Terra Plus (new access product with more advantages and the best tools, meant for residential and SOHO users),
⇒ Radio Terra (the first radio to offer CD-quality music through the Internet),
⇒ Canal Alimentación.

Lastly, mention should be made of the increasingly selective operations performed under the Terra Lycos Group's mergers and acquisitions strategy. Among these operations was the acquisition in October 2002 of GetRelevant, an online provider of direct marketing services which, with its imposing array of direct marketing products, has boosted the products already offered by the Terra Lycos Group. GetRelevant has provided online customer acquisition technology, enabling Terra Lycos Group's advertising customers to reach a qualified audience to achieve higher conversion rates.

Notwithstanding its strategy of selective acquisitions, the Group is constantly aware of all potential business opportunities, bearing in mind its total liquidity of €1,800 million available as of December 31, 2002, which will enable it to acquire businesses of real strategic value for the Terra Lycos Group.

Changes in the management team

On January 30, 2002, Jesús María Zabalza Lotina replaced Isidro Fainé Casas on the Board of Directors. Carlos Fernández-Prida was appointed to the Board on April 9, 2002, while Jesús María Zabalza Lotina stepped down as member of the Board on June 25, 2002. Subsequent to 2002 year-end, two new independent directors, Luis Badía and Luis Bassat, were appointed to the Board of Directors of the Controlling Company, replacing Jesús María Zabalza and Alejandro Junco de la Vega.

In the second half of 2002, the Terra Lycos Group organization was restructured, leading to a number of changes in the management team. Among those who left the Terra Lycos Group, mention should be made of Antonio García-Urgelés, until then Executive Vice President for Latin America and Spain, and Julián de Cabo, Country Manager for Spain. Silvia de Jesús took over the position of Executive Vice President for Latin America, while

Inés Leopoldo took over as Executive Vice President for Spain. Lastly, Javier Martínez took over as Executive Vice President of Global Operations.

Research and development

The Terra Lycos Group is actively involved in creating and implementing new services and systems in collaboration with leading market suppliers, and also collaborates closely with Telefónica Investigación y Desarrollo, S.A. (TIDSA) on the exploration and development of new technological solutions which duly comply with market, fair trade and regulatory requirements.

The Terra Lycos Group is aware of the advantages of including in its research and development program the opportunities presented to it by its subsidiaries, and takes great interest in those arising in the different units' specific areas of expertise. The Terra Lycos Group strives constantly to improve its existing services and systems and to develop new services which add value to and enrich the Group's family of products.

The time taken to develop and launch new services varies based on the complexity of the service. A service with a moderate level of complexity is estimated to take about 16 to 18 weeks to complete.

In 2002 the Terra Lycos Group developed an online gaming platform (MPG) with functionalities, business and management modules that are unique in the online leisure products market. The differential developments and add-ons created a product destined to lead the digital entertainment industry. This product (Terra Games MPG) was developed in 18 months.

Each development goes through a formal process consisting of various phases beginning with definition of the service and ending with its verification and validation, in order to guarantee its quality once it is included in the Terra Lycos Group's product catalog.

The services are generally developed globally for all the countries where the Terra Lycos Group is present, and adapted locally during the process of implementation in each country.

ITEM 2

Terra Networks, S.A.

Financial Statements
for the Year Ended December 31, 2002
together with Auditors' Report

Translation of reports and financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 19). In the event of a discrepancy, the Spanish-language version prevails.

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain. In the event of a discrepancy, the Spanish-language version prevails.

Auditors' Report on Financial Statements

To the Stockholders of
Terra Networks, S.A.:

1. We have audited the financial statements of TERRA NETWORKS, S.A. comprising the balance sheet as of December 31, 2002, and the related statement of operations and notes to financial statements for the year then ended. The preparation of these financial statements is the responsibility of the Company's directors. Our responsibility is to express an opinion on the financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made. Our work did not include an examination of the 2002 financial statements of Terra Networks España, S.A., a wholly-owned investee of Terra Networks, S.A. whose loss for the year, which was recorded as a provision for contingencies and expenses at Terra Networks, S.A, represents 13.2% of the latter's loss. The aforementioned financial statements of Terra Networks España, S.A. were audited by BDO Audiberia Auditores, S.L. and our opinion as expressed in this report on the financial statements of Terra Networks, S.A. is based, with respect to the ownership interest in Terra Networks España, S.A., solely on the report of the aforementioned auditors.

2. As required by Spanish corporate law, for comparison purposes the directors present, in addition to the 2002 figures for each item in the balance sheet and statements of operations and of changes in financial position, the figures for 2001. For the purpose of comparing the balance sheets for 2002 and 2001, the significant decrease in the Company's assets recorded in 2002 as a result of the write-down of goodwill, tax assets and start-up expenses made in 2002 should be taken into account (see Note 1). Our opinion refers only to the 2002 financial statements. Our auditors' report dated February 26, 2002, on the 2001 financial statements contained an unqualified opinion.

3. Since the Company is the head of a group and meets certain requirements, it is obliged under current legislation to prepare separate consolidated financial statements, on which we issued our auditors' report on this same date containing an unqualified opinion. The effect of consolidation, which was performed on the basis of the individual accounting records of the companies composing the Terra Group, with respect to the individual financial statements referred to above, was to decrease the loss for the year by €192,785 thousand and to increase the assets and reserves by €263,751 thousand and €68,601 thousand, respectively. The effect of consolidation with respect to the individual financial statements as of the aforementioned date is described in Note 4-d to the financial statements referred to above.

4. As indicated in Note 1, in 2002 there were substantial variances in the results of a significant number of subsidiaries with respect to those forecast in the budget for 2002 and in the Group's business plans in force as of that date. At 2002 year-end Terra Networks, S.A. performed a study of the evolution of the Group companies' business plans, based on the new market circumstances in general and on the Internet industry in particular, in order to determine the recoverability of the goodwill, the capitalized tax assets and other fixed assets in the balance sheet. Based on the findings of these studies and on the conclusions in the reports of third parties prepared at the request of the Company's Board of Directors, goodwill, tax assets and start-up expenses were written down by €312,992 million, €312,869 million and €40,679 million, respectively (see Note 1).

   The Group's new business plan prepared by Company management envisages the obtainment of net income in 2005. Based on the results projected for the coming ten years in the aforementioned plan, the Company has maintained a balance under the "Long-Term Investments" caption which as of December 31, 2002, amounted to €287,009 thousand, relating to prepaid income taxes and tax assets for tax losses incurred in 2001 and prior years, which it expects to offset over the next ten years, as indicated in Notes 4-e and 10. In view of the nature of any business plan, which is based on future expectations, significant differences might arise between the projected and actual results. Management of Terra Networks, S.A. intends to update the plan every year and, in any case, whenever the evolution of the business calls for this. The financial position as of December 31, 2002, amply covers the cash needs envisaged in the aforementioned plan for 2003

5. In our opinion, based on our audit and on the report of BDO Audiberia Auditores, S.L., the financial statements for 2002 referred to above present, in all material respects, a true and fair view of the net worth and financial position of Terra Networks, S.A. as of December 31, 2002, and of the results of its operations and of the funds obtained and applied by it in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

6. The accompanying management report for 2002 contains the explanations which the directors consider appropriate about the Company's situation, the evolution of its business and other matters, but is not an integral part of the financial statements. We have checked that the accounting information in the management report is consistent with that contained in the financial statements for 2002. Our work as auditors was confined to checking the management report with the aforementioned scope, and did not include a review of any information other than that drawn from the Company's accounting records.

February 26, 2003

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 19). In the event of a discrepancy, the Spanish-language version prevails.

TERRA NETWORKS, S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

(Thousands of Euros)

ASSETS	31/12/02	12/31/01	STOCKHOLDERS' EQUITY AND LIABILITIES	31/12/02	31/12//01
FIXED AND OTHER NONCURRENT ASSETS:			STOCKHOLDERS' EQUITY (Note 9):		
Start-up expenses (Note 5)	-	57,900	Capital stock	1,216,321	1,242,532
Intangible assets, net (Note 6)	14,757	27,246	Additional paid-in capital	5,491,533	5,635,694
Research and development expenses	156	156	Other reserves	26,216	5
Intellectual property	10,350	8,330	Accumulated losses	(1,410,129)	(573,059)
Computer software	33,348	42,023	Loss for the year	(2,201,655)	(837,070)
Intangible assets in progress	2,469	-			
Other intangible assets	1,278	18,755	Total stockholders' equity	3,122,286	5,468,102
Accumulated amortization	(32,844)	(42,018)			
Property and equipment, net (Note 7)	5,964	7,805			
Computer hardware	8,412	6,780			
Furniture	1,073	1,026	DEFERRED REVENUES	11,359	357
Other tangible fixed assets	5,739	3,655			
Accumulated depreciation	(9,260)	(3,656)			
Long-term investments (Note 8)	1,764,503	3,920,981			
Investments in Group and associated companies	4,099,904	4,858,768	PROVISIONS FOR CONTINGENCIES AND		
Loans to Group and associated companies (Note 11)	1,890	298,127	EXPENSES (Note 8)	403,278	141,026
Long-term deposits and guarantees given	810	810			
Taxes receivable (Note 10)	287,009	599,878			
Investment valuation allowances	(2,625,110)	(1,836,602)			
Total fixed and other noncurrent assets	1,785,224	4,013,932			
CURRENT ASSETS:			CURRENT LIABILITIES:		
Accounts receivable-	97,680	103,539	Payable to Group companies (Note 11)	168,783	93,931
Receivable from Group companies (Note 11)	96,737	98,440	Trade accounts payable	27,864	35,091
Other accounts receivable	943	5,099	Taxes payable (Note 10)	3,728	439
Taxes receivable (Note 10)	26,462	23,785	Other nontrade payables	3,085	3,963
Short-term investments (Note 11)	1,848,102	1,620,651	Accrual accounts	28,290	20,387
Cash	9	4	Total current liabilities	231,750	153,811
Accrual accounts	11,196	1,385			
Total current assets	1,983,449	1,749,364	TOTAL STOCKHOLDERS' EQUITY		
TOTAL ASSETS	3,768,673	5,763,296	AND LIABILITIES	3,768,673	5,763,296

The accompanying Notes 1 to 19 are an integral part of the balance sheet as of December 31, 2002.

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 19). In the event of a discrepancy, the Spanish-language version prevails.

TERRA NETWORKS, S.A.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(Thousands of Euros)

DEBIT	2002	2001	CREDIT	2002	2001
EXPENSES:			**REVENUES:**		
Procurements	198	7,334	Net sales and services	44,702	38,546
Personnel expenses (Note 12)	16,997	21,676		44,702	38,546
Depreciation and amortization expense	39,987	46,348			
Advertising and publicity	13,714	6,550			
Rent	3,870	3,062			
Professional services	8,623	13,261			
Other operating expenses	16,674	12,531			
	100,063	110,763			
Operating income	-	-	**Operating loss**	55,361	72,217
			Financial revenues from investments in Group companies (Note 11)	48,661	87,841
Financial expenses on other debts	1,842	2,402	Financial revenues from investments in other companies	248	114
Exchange losses	12,582	9,810	Exchange gains	12,505	38,070
Financial income	46,990	113,813	**Financial loss**	-	-
Income from ordinary activities	-	41,596	**Loss on ordinary activities**	8,371	-
Variation in control portfolio allowances (Note 8)	1,519,076	1,185,777			
Extraordinary expenses and losses (Note 13)	362,259	40,707	Other extraordinary revenues	920	320
Extraordinary income	-	-	**Extraordinary loss**	1,880,415	1,226,164
Income before taxes	-	-	**Loss before taxes**	1,888,786	1,184,568
Corporate Income Tax (Note 10)	312,869		Corporate income tax	-	347,498
Net income for the year	-	-	**Loss for the year**	2,201,655	837,070

The accompanying Notes 1 to 19 are an integral part of the statement of operations as of December 31, 2002.

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 19). In the event of a discrepancy, the Spanish-language version prevails.

TERRA NETWORKS, S.A.

NOTES TO 2002 FINANCIAL STATEMENTS

(1) COMPANY DESCRIPTION

Terra Networks, S.A. ("the Company") was incorporated for an indefinite period of time in Madrid on December 4, 1998, under its original name of Telefónica Comunicaciones Interactivas, S.A. The Company changed its corporate name to Telefónica Interactiva, S.A. on February 17, 1999, and to Terra Networks, S.A. on September 7, 1999.

Its registered office is at calle Nicaragua, 54, Barcelona.

Its corporate purpose is the provision and operation of Spanish and international telecommunications services, the provision of related content production services for on-line access, interactive services, and the provision and operation of current and future information and communications services and technologies, subject in all cases to the applicable legislation and to the prior obtainment, where necessary, of such administrative authorizations or licenses as might be required.

The Company may also engage in the design, development, manufacture and marketing of supplementary equipment and systems for the functioning of said communications and in the provision of services relating to project coordination and management and to the installation, maintenance, operation, management, administration and marketing of, and counseling on, communications systems.

All the business activities composing the corporate purpose may be carried on in Spain and abroad, and the Company may perform them directly or through interests in the business activities of other companies with a similar corporate purpose, either by promoting the foundation or formation of such companies or by acquiring holdings in their capital.

In order to carry on its business activities, Terra Networks, S.A. has incorporated subsidiaries in most of the countries in which it provides its services. Specifically, as of December 31, 2002, the Terra Lycos Group had direct or indirect holdings in Spain, France, Italy, Germany, the U.K., the Netherlands, Belgium, Austria, Switzerland, Denmark, Norway, Sweden, Finland, Portugal, Czech Republic, Mexico, Brazil, the U.S., Guatemala, Argentina, Peru, Chile, Colombia, Venezuela, El Salvador, Uruguay, Costa Rica, Honduras, Nicaragua, Panama, Dominican Republic, China, Singapore, Hong Kong, Taiwan, the Philippines, Indonesia, Malaysia, India and Thailand. The holdings in France, Italy, Germany, the U.K., the Netherlands, Austria, Switzerland, Denmark, Norway, Sweden, Belgium, Finland, Czech Republic, Hong Kong, China, Singapore, Taiwan, the Philippines, Indonesia, Malaysia, India and Thailand arose as a result of the merger with Lycos, Inc. (formerly Lycos Virginia, Inc.), which was approved by the Board of Directors of Terra Networks, S.A. on May 16, 2000. The European companies are owned through Lycos Europe, N.V., a subsidiary of Lycos, Inc.

The agreements entered into on May 16, 2000, by Terra Networks, S.A., Telefónica, S.A., Lycos, Inc. and Bertelsmann AG for the acquisition of Lycos, Inc. included an agreement for cooperation relating to access to the new content of the Terra Lycos Group and joint marketing campaigns. The agreement stipulated that Bertelsmann AG would make payments of US$ 325 million for the products and services purchased from the Terra Lycos Group in the first two years following the merger of Terra Networks, S.A. and Lycos, Inc. The agreement also stated that Bertelsmann AG would make certain payments up to a total amount of US$ 675 million for the products and services purchased from the Group in the first three years following the second anniversary of the merger of Terra Networks, S.A. and Lycos, Inc., and Telefónica, S.A. undertook to purchase goods and services from the Group during that period for the amount of the purchases not made by Bertelsmann AG, up to a total amount of US$ 675 million.

On February 12, 2003, Terra Networks, S.A. and Telefónica, S.A. have entered into a Framework Strategic Alliance Agreement to replace the afore-mentioned Strategic Agreement. Also, all the parties have entered into a preferential interest agreement that will make it possible to continue to explore opportunities for mutually providing communications, development and content services in the on-line market.

The new contract between Terra Networks, S.A. and Telefónica, S.A. was entered into in response, on the one hand, to the changes in the Internet businesses and, in particular, the development of broad band technology and, on the other, to the need to adapt the range of products and services offered by the Terra Lycos Group under the Agreement dated May 16, 2000, to the aforementioned new market conditions and to the specific needs of the Telefónica Group in the markets in which it operates.

As reflected by a study carried out by an independent appraiser, at the request of the Parent Company's Board of Directors, the ability of the new strategic alliance agreement to create value for the Terra Lycos Group and its stockholders is, at least, equal to that of the agreement which it replaces. The Framework Agreements makes maximum use of the capacity of the Telefónica Group, as a connectivity and broad and narrow band Internet access provider, and of the Terra Lycos Group, as a portal, aggregator, provider and manager of wireline telephony Internet content and services in the residential, SOHO and, when so agreed, SME market. The new agreement establishes a new relationship model between the companies that better exploits their respective capabilities in order to boost their growth in the Internet, with the aim of taking advantage of the synergies and creating value for both companies. As a result of this alliance, the Terra Lycos Group is guaranteed the generation of at least €78.5 million per year in value, calculated as the difference between the operating revenues arising from the services provided under the Framework Agreement and the costs and investments directly associated therewith. The term of the new agreement is six years, and it is expected to be renewed on an annual basis thereafter (see Note 17).

During 2002 the Terra Lycos Group's business model has been evolving progressively to adapt to circumstances in the market in general, and in the Internet industry in particular. One of the most noteworthy aspects to be taken into account when analyzing the growth and development of Terra Networks, S.A. in 2002 is the negative macroeconomic situation in the countries in which it is present. To the negative consequences of this situation for the Company in terms of revenues must be added the additional negative impact of the exchange rates of certain currencies (basically the U.S. dollar and the Brazilian real) on the statement of operations. Added to this negative macroeconomic scenario in 2002 was the worsening in the crisis of online advertising and the Internet market. The political and social instability being experienced by certain of the main countries in which the Terra Lycos Group is present, in particular Brazil, Argentina and Venezuela, is also noteworthy. As a consequence, most of the Terra Lycos Group's subsidiaries have obtained negative deviations in their net results compared to those budgeted for 2002.

The Company performs on-going business reviews and, based on quantitative and qualitative measures, assesses the need to record impairment losses on goodwill and other intangibles used in operations when impairment indicators are identified. When impairment indicators are identified, the Company determines the amount of the impairment charge by comparing the carrying value of goodwill and certain other intangible assets to their fair value. The Company determines fair value based on a discounted cash flow methodology, which is calculated as the present value of the expected future cash flows. At 2002 year-end, these analyses, based on the estimated future value that each of the businesses and countries will generate, were performed in order to determine the recovery of the goodwill, capitalized tax assets, and of other fixed assets in the balance sheet of Terra Networks, S.A., in accordance with the accounting principle of prudence in valuation. Additionally, an independent appraiser has been requested to prepare a study in relation to the goodwill associated with the acquisition of Lycos, Inc. (which represents approximately 50% of the total).

As a result of this study, in accordance with the accounting principle of prudence in valuation, as of December 31, 2002 start-up costs amounting to €40,679 thousand and goodwill amounting to €312,992 thousand were written down and capitalized tax credits amounting to €312,869 thousand were reversed (see Notes 5, 8 and 10).

Terra Networks, S.A. is listed on the Spanish and New York (NASDAQ) Stock Exchanges. As of December 31, 2002 and 2001, its stockholders were as follows:

Stockholder	Percentage of Ownership	
	12/31/02	12/31/01
Telefónica, S.A.	38.58	37.03
Citibank, NA	4.59	7.80
Other stockholders	56.83	55.17
Total	**100.00**	**100.00**

The purpose of the holdings owned by Citibank, NA and of the other minority interests of Banco Zaragozano (1.15%) and Caja de Ahorros y Pensiones de Barcelona (1.15%) was to enable the financial institutions acting as agents in the Stock Option Plan for Terra Networks, S.A.'s employees (see Notes 15-a and b) to have ownership interests in the capital stock of Terra Networks, S.A.

As of December 31, 2002, Lycos, Inc. (100% owned by Terra Networks, S.A.) held a total of 2,420,468 shares of Terra Networks, S.A., representing 0.398% of its capital stock as of that date.

Because of the activities in which Terra Networks, S.A. engages, it has no liabilities, expenses, assets, or allowances and contingencies of an environmental nature that could be material in relation to the Company's net worth, financial position and results. Accordingly, specific details are not included in these notes to the financial statements with respect to information relating to environmental matters.

(2) BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

a) *True and fair view-*

The accompanying financial statements, which were prepared by the Company's directors from the accounting records of Terra Networks, S.A., are presented in accordance with the Spanish National Chart of Accounts and, accordingly, give a true and fair view of the Company's net worth, financial position and results of operations.

The 2002 financial statements will be submitted for approval by the Stockholders' Meeting, and it is considered that they will be approved without any changes. The 2001 financial statements were approved by the Stockholders' Meeting on April 9, 2002.

The figures in the accompanying balance sheets, statements of operations and notes to financial statements are expressed in thousands of euros, unless otherwise stated.

b) *Accounting policies-*

The financial statements as of December 31, 2002 were prepared by applying the Spanish generally accepted accounting principles and valuation methods described in

Note 4. All obligatory accounting principles with a significant effect on the financial statements were applied in their preparation.

(3) ALLOCATION OF LOSS

The Company's directors propose that the loss for 2002 be allocated in full to "Accumulated Losses".

(4) VALUATION STANDARDS

The main valuation methods applied by the Company in preparing its financial statements, in accordance with the Spanish National Chart of Accounts, were as follows:

a) Start-up expenses-

Start-up expenses, which comprise incorporation, preopening and capital increase expenses, are recorded at cost.

They relate mainly to expenses associated with the public offerings of shares, such as lawyers' fees, public deed and registration expenses, security underwriting and placement fees, etc., and advertising expenses incurred in launching the Terra brand name and publicizing the aforementioned public offerings of shares.

The Company amortizes start-up expenses on a straight-line basis over five years. As indicated in Note 1, based on the annual analysis of the income expected to be generated in the future per the business plans, in 2002, according to the accounting principle of prudence in valuation, all the unamortized start-up expenses as of December 31, 2002 were written off, which is recorded under the "Other Extraordinary Expenses" caption (see Note 13).

€17,221 thousand of amortization of start-up expenses were charged to the 2002 statement of operations (see Note 5).

b) Intangible assets-

Computer software is recorded at cost only when it will foreseeably be used over several years, in which case it is amortized on a straight-line basis over three years. Software maintenance expenses are expensed currently.

Intellectual property is recorded at the amounts paid for the acquisition from third parties of title to, or the right to use, the Terra brand name, and is amortized on a straight-line basis over five years.

The "Other Intangible Assets" caption includes the rights acquired under long-term contracts for services and content. These rights are amortized on a straight-line basis over the related contract term.

€17,898 thousand of amortization of intangible assets were charged to the 2002 statement of operations (see Note 6).

c) Property and equipment-

Property and equipment are carried at cost.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

Upkeep and maintenance expenses are expensed currently.

The Company depreciates its property and equipment by the straight-line method at annual rates based on the following years of estimated useful life:

	Years of Estimated Useful Life
Plant	10
Furniture	5
Computer hardware	3
Other tangible fixed assets	4-6
Other fixtures	10

€4,868 thousand of depreciation of property and equipment were charged to the 2002 statement of operations (see Note 7).

d) Long-term investments-

The investments in Group and associated companies are recorded at the lower of cost or underlying book value of the holdings, adjusted by the amount of the unrealized gains disclosed at the time of the acquisition and still existing at the date of subsequent valuation.

Unrealized losses (cost higher than market or fair value at year-end) are recorded under the "Investment Valuation Allowances" caption up to the limit of cost. Should unrealized losses exceed cost, reducing the value of the latter to zero, the overprovision is reclassified for balance-sheet purposes to the liability "Provisions for Contingencies and Expenses" caption. €1,519,076 thousand were recorded in this connection with a charge to 2002 statement of operations (see Note 8).

The "Investment Valuation Allowances" account in 2002 also includes €103,648 thousand which were recorded in order to include in the individual financial statements the amortization of goodwill recorded in the consolidated financial statements.

As indicated in Note 1, based on the annual analysis of the income expected to be generated in the future per the business plans, in 2002, according to the accounting principle of prudence in valuation, €312,992 thousand related to the goodwill generated in the acquisition of Lycos, Inc. were written off and recorded under the "Other Extraordinary Expenses" caption (see Note 13).

As a general rule, and pursuant to current accounting legislation, the Company amortizes goodwill over ten years. Under current legislation the Company is not required to prepare consolidated financial statements because it is consolidated in a higher group, the parent company of which is governed by Spanish legislation. However, the Company prepares separate consolidated financial statements. The effect on the accompanying financial statements of fully consolidating the majority holdings and of accounting for the other holdings by the equity method is as follows:

	Thousands of Euros
	Increase (Decrease)
Assets	(263,751)
Stockholders' equity	68,601
Revenues	577,089
Loss for the year	(192,785)

e) Corporate income tax-

The expense for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income, net of tax relief and tax credits, excluding tax withholdings and prepayments.

In 1999, 2000 and 2001 the Company recorded the tax asset for the tax losses incurred in these years, since it considered their recoverability to be reasonably assured on the basis of the business plan then in force.

As indicated in Note 1 and based on the annual analysis of the income expected to be generated in the future, in 2002 the Company, in accordance with the accounting principle of prudence in valuation, did not record the tax assets relating to the 2002 losses, and partially reversed those tax assets recorded in prior years which are not reasonably recoverable within the next ten fiscal years, according to the current business plans (see Note 10).

f) Foreign currency transactions-

Fixed-income securities and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date, and are adjusted at year-end to the exchange rates then prevailing.

Exchange losses are recorded as financial expenses in the year in which they arise.

The positive net differences in each group of currencies are recorded under the "Deferred Revenues" caption on the liability side of the balance sheet, unless exchange losses in a given group have been charged to income in prior years or in the current year, in which case the net positive differences are credited to period income up to the limit of the negative net differences charged to income in prior years or in the current year.

g) Recognition of revenues and expenses-

Revenues and expenses are recognized when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises. However, in accordance with the accounting principle of prudence, the Company only records realized income at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

(5) START-UP EXPENSES

The variations in this caption in 2002 were as follows:

	Thousands of Euros
Balance at 12/31/01	57,900
Amortization	(17,221)
Write-downs	(40,679)
Balance at 12/31/02	-

As indicated in Note 4-a, based on the annual analysis of the income expected to be generated in the future per the business plans, in 2002, according to the accounting principle of prudence in valuation, all the unamortized start-up expenses as of

December 31, 2002 amounting to €40,679 thousand were written off and recorded under the "Other Extraordinary Expenses" caption (see Note 13).

(6) INTANGIBLE ASSETS

The detail of the balance of the "Intangible Assets" caption and of the variations therein in 2002 is as follows:

	Thousands of Euros				
	Balance at 12/31/01	Additions	Retirements	Transfers	Balance at 12/31/02
Research and development expenses	156	-	-	-	156
Intellectual property	8,330	515	-	1,505	10,350
Computer software	42,023	2,935	(11,525)	(85)	33,348
Intangible assets in progress	-	2,754	-	(285)	2,469
Other intangible assets	18,755	1,321	(18,749)	(49)	1,278
Accumulated amortization	(42,018)	(17,898)	29,079	(2,007)	(32,844)
Total intangible assets, net	**27,246**	**(10,373)**	**(1,195)**	**(921)**	**14,757**

The additions to the "Intellectual Property" caption relate mainly to the acquisition by Terra Networks, S.A. of title to trademarks and domains in various countries.

The additions to the "Computer Software" caption include the acquisition of the right to use various licenses.

The additions to the "Intangible Assets in Progress" caption relate to the investment in the development of a new games platform, whereas the "Other Intangible Assets" caption includes capitalized content additions.

The retirements from "Other Intangible Assets" and "Computer Software" relate to retirements of content, licenses and computer applications that had been capitalized in prior years and that in 2002 became fully amortized.

(7) PROPERTY AND EQUIPMENT

The detail of the balance of the "Property and Equipment" caption and of the variations therein in 2002 is as follows:

	Thousands of Euros				
	Balance at 12/31/01	Additions	Retirements	Transfers	Balance at 12/31/02
Computer hardware	6,780	281	(411)	1,762	8,412
Furniture	1,026	149	(16)	(86)	1,073
Other tangible fixed assets	3,655	2,274	(262)	72	5,739
Accumulated depreciation	(3,656)	(4,868)	91	(827)	(9,260)
Total tangible fixed assets, net	**7,805**	**(2,164)**	**(598)**	**921**	**5,964**

The "Other Tangible Fixed Assets" caption includes additions due to investments made in the building in which the Company carries on its business activities.

(8) LONG-TERM INVESTMENTS

The detail of the "Long-Term Investments" caption and of the variations therein in 2002 is as follows:

	Thousands of Euros					
	Balance at 12/31/01	Additions	Retirements	Transfers	Write-offs	Balance at 12/31/02
Investments in Group and associated companies	4,858,768	134,799	(151,842)	(741,821)	-	4,099,904
Loans to Group and associated companies (Note 11)	298,127	106,186	-	(402,423)	-	1,890
Long-term deposits and guarantees	810	-	-	-	-	810
Taxes receivable (Note 10)	599,878	-	(312,869)	-	-	287,009
Investment valuation allowances for Group and associated companies	(1,836,602)	(1,519,076)	100	1,043,460	(312,992)	(2,625,110)
Total long-term investments, net	**3,920,981**	**(1,278,091)**	**(464,611)**	**(100,784)**	**(312,992)**	**(1,764,503)**

The additions to the "Investments in Group and Associated Companies" caption include US$ 43,590 thousand of capital increases through the conversion of debt at foreign subsidiaries and US$ 86,339 thousand of capital increases subscribed by Terra Networks, S.A. through monetary contributions at foreign subsidiaries.

The "Transfers" column includes reclassifications to short term of "Loans to Group and Associated Companies" amounting to €393,847 thousand, since they are due as of December 31, 2002, long-term loans to investees that were converted into capital amounting to €7,416 thousand, transfers of debt to short-term that were converted into capital amounting to €10,971 thousand and the reclassification of €283,252 thousand of balances payable to the "Provisions for Contingencies and Expenses" caption on the liability side of the balance sheet. As of December 31, 2002, the balance of the

"Provisions for Contingencies and Expenses" caption includes €403,278 thousand in this connection.

In 2002 Terra Networks, S.A. contributed investments in Latin American companies to Terra Networks Latam, S.L. for the total net amount of the investment valuation allowance of €449,803 thousand. Also, the Company contributed investments in subsidiaries in which it has an ownership interest of less than 50% to Terra Networks Asociadas, S.L. for the total net amount of the investment valuation allowance of €60,514 thousand. The two contributions are also reflected in the "Transfers" column.

As explained in Note 1, at 2002 year-end an exhaustive analysis was carried out of the evolution of the subsidiaries' business plans, based on the new market circumstances in general and on the Internet industry in particular, in order to determine the recoverability of the goodwill and tax assets capitalized based on the estimated future generation of value of each of the businesses and countries, in accordance with the accounting principle of prudence in valuation. Based on this analysis, as of December 31, 2002, part of the goodwill of Lycos, Inc. amounting to €312,992 thousand was written down and this amount was recorded with a charge to the "Extraordinary Expenses" caption in the accompanying statement of operations (see Note 13).

Also, based on the same study of the recoverability of the Company's goodwill and tax assets, as of December 31, 2002, capitalized tax assets amounting to €312,869 thousand were reversed (see Note 10).

The detail of the direct investments in Group and associated companies as of December 31, 2002, is as follows (amounts in thousands of euros):

Company, Line of Business and Address	% of Direct and Indirect Ownership	Gross Book Value	Net Worth at 12/31/02	Accumulated Allowance (*)
Terra Lycos Intangibles, S.A (formerly Terra Interactiva de Contenidos, S.A.) Provision of Internet services Vía de las Dos Castillas, 33. Pozuelo de Alarcón. Madrid	100%	19,293	14,075	(5,218)
Terra Networks España, S.A. (formerly Telefónica Servicios y Contenidos por la Red, S.A.) ISP and portal Avda. de las Dos Castillas, 7. Pozuelo de Alarcón. Madrid	100%	76,469	(396,512)	(472,981)
Terra Lycos, S.A. (formerly Terra Networks Intangibles, S.A.) Provision of Internet services Gran Via, 28, Madrid	100%	60	53	(7)
Lycos, Inc. Internet portal 100 Fifth Avenue, Waltham, U.S.A.	100%	3,240,185	567,546	(2,057,099)
Uno-e Bank, S.A. On-line bank Capitán Haya, 1 Madrid	49%	189,832	81,487	(37,019)
Cierv, S.L. Design of communications products Almirante, 16 Madrid	100%	10,077	(**)	(10,077)
Corporación Real Time Team, S.L. Design, programming, advertising and consulting on the Internet Almirante 16, Madrid	35.16% 12.04% indirectly through CIERV	12,398	(**)	(19,163)
Terra Networks LATAM, S.L. (formerly Terra Networks Asociadas Extranjeras, S.L.) Holding of foreign securities Gran Vía 28, Madrid	100%	491,056	113,151	(377,904)
Terra Lycos Holding, B.V. Portfolio company Koningslaan 43 1075 AD Amsterdam, Netherlands	100%	18	(**)	0
Terra Networks Asociadas, S.L. Portfolio company Vía de las Dos Castillas, 33. Pozuelo de Alarcón. Madrid	100%	60,516	11,596	(48,920)
Total Group and associated companies		**4,099,904**		**(3,028,388)**

(*) Including provisions for contingencies and expenses.

(**) Data not available as of the date of preparation of the financial statements.

The accumulated investment valuation allowance was recorded mainly as a result of the losses incurred by the companies from the date of their acquisition through December 31, 2002, and includes the allowance for the amortization of the goodwill recorded in the consolidated financial statements.

The main additions, incorporations, disposals and transfers of companies in 2002 are described below:

Terra Networks España, S.A.-

In 2002 Terra Networks, S.A. granted loans totaling €137 million to this subsidiary. Terra Networks España, S.A. currently provides Internet access and portal services in Spain.

Terra Networks Brasil, S.A.-

Terra Networks Brasil, S.A. has majority holdings in various Internet companies. It engages mainly in the provision of Internet access, the marketing of software developed by third parties, the provision of services related to access networks and the performance of business activities as an Internet portal.

In March 2002 the holdings in Terra Networks Brasil, S.A. and Telefónica Interactiva Brasil, Ltda. owned by Terra Networks, S.A. were contributed to Terra Networks Latam, S.L. for a net amount of €167,393 thousand.

Terra Networks Guatemala, S.A.-

Terra Networks Guatemala, S.A. has holdings in Terra Networks El Salvador, S.A. de C.V., Terra Networks Costa Rica, S.A. de C.V., Terra Networks Honduras, S.A. de C.V., Terra Networks Nicaragua, S.A. de C.V. and Terra Networks Panamá, S.A., which engage in the development of the Internet business in their respective countries.

In 2002 Terra Networks Guatemala, S.A. increased capital by €1,208 thousand, and the increase was subscribed in full by Terra Networks, S.A.

In December 2002 the holding in Terra Networks Guatemala, S.A. owned by Terra Networks, S.A. was contributed to Terra Networks Latam, S.L. for a net amount of €3,807 thousand.

Terra Networks Argentina, S.A.-

In April 2002 the holding in Terra Networks Argentina, S.A. owned by Terra Networks, S.A. was contributed to Terra Networks Latam, S.L. for a net amount of €6,882 thousand.

Red Universal de Marketing y Bookings Online, S.A.-

In June 2002 the holding in Rumbo owned by Terra Networks, S.A. was contributed to Terra Networks Asociados, S.L. for a net amount of €1,490 thousand.

Terra Networks Perú, S.A.-

In 2002 Terra Networks Perú, S.A. increased capital by €4,976 thousand by converting a debt to Terra Networks, S.A. into capital.

In 2002 the holding in Terra Networks Perú, S.A. owned by Terra Networks, S.A. was contributed to Terra Networks Latam, S.L. for a net amount of €30,087 thousand.

Terra Networks México S.A. de C.V.-

In 2002 Terra Networks México Holding S.A. de C.V. increased capital by €36,945 thousand, and the increase was subscribed in full by Terra Networks, S.A.

In 2002 the holding in Terra Networks México Holding S.A. de C.V. owned by Terra Networks, S.A. was contributed to Terra Networks Latam, S.L. for a net amount of €153,233 thousand.

Terra Networks Chile, S.A.-

In 2002 Terra Networks Chile Holding Ltda increased capital by €1,696 thousand, and the increase was subscribed in full by Terra Networks, S.A.

Subsequently, also in 2002 the holding in Terra Networks Chile Holding, Ltda. owned by Terra Networks, S.A. was contributed to Terra Networks Latam, S.L. for a net amount of €51,498 thousand.

Inversis Networks, S.A.-

The corporate purpose of this company is the acquisition, development, research, operation and marketing of IT and telematics equipment, systems and applications, and the preparation, development and management of business projects for the distribution of products and the provision of services over the Internet, IT and telematics networks and communications networks in general.

In 2002 Inversis Networks, S.A. increased capital. Terra Networks, S.A. subscribed to €1,283 thousand of the increase, thereby maintaining its percentage of ownership of 9.1%.

In June 2002 the holding in Inversis Networks, S.A. owned by Terra Networks, S.A. was contributed to Terra Networks Asociadas, S.L. for a net amount of €2,737 thousand.

Terra Networks Venezuela S.A.-

In 2002 Terra Networks Venezuela, S.A. carried out a capital increase of €3,381 thousand, which was fully subscribed by Terra Networks, S.A.

In 2002 the holding in Terra Networks Venezuela, S.A. owned by Terra Networks, S.A. was contributed to Terra Networks Latam, S.L. for a net amount of €13,153 thousand.

Terra Networks Colombia Holding, S.A.-

In 2002 Terra Networks Colombia Holding, S.A. carried out capital increases for a total amount of €8,123 thousand, which were fully subscribed by Terra Networks, S.A.

In 2002 the holding in Terra Networks Colombia Holding, S.A. owned by Terra Networks, S.A. was contributed to Terra Networks Latam, S.L. for a net amount of €22,619 thousand.

Terra Networks Uruguay, S.A.-

In April 2002 the holding in Terra Networks Uruguay, S.A. owned by Terra Networks, S.A. was contributed to Terra Networks Latam, S.L. for a net amount of €895 thousand.

Terra Networks Caribe, S.A.-

In April 2002 the holding in Terra Networks Caribe, S.A. owned by Terra Networks, S.A. was contributed to Terra Networks Latam, S.L. for a net amount of €192 thousand.

A Tu Hora, S.A.-

In June 2002 the holding in A Tu Hora, S.A. owned by Terra Networks, S.A. was contributed to Terra Networks Asociadas, S.L. for a net amount of €2,144 thousand.

Terra Mobile, S.A.-

In 2002 Terra Mobile, S.A. increased capital by €33,529 thousand through the conversion of loans granted by Terra Networks, S.A.

In June 2002 the holding in Terra Mobile, S.A. owned by Terra Networks, S.A. was contributed to Terra Networks Asociadas, S.L. for a net amount of €25,062 thousand.

OneTravel.com, Inc.-

In 2002 Terra Networks, S.A. increased this company's capital stock by €2,292 thousand and converted long-term debt amounting to €8,021 thousand into capital. The two transactions increased the percentage of ownership from 27.73% to 39.6%.

In April 2002 the holding in Onetravel.com, Inc. owned by Terra Networks, S.A. was contributed to Terra Networks Asociadas, S.L. for a net amount of €18,088 thousand.

Bumeran Participaciones, S.L.-

In 2002 capital was increased by a total amount of €3.4 million, and the increases were subscribed in full by Terra Networks, S.A., thereby increasing its percentage of ownership to 84%.

In 2002 the holding in Bumeran Participaciones, S.L. owned by Terra Networks, S.A. was contributed to Terra Networks Asociadas, S.L. for a net amount of €3,620 thousand.

Maptel Networks, S.A.-

In June 2002 the holding in Maptel Networks, S.A. owned by Terra Networks, S.A. was contributed to Terra Networks Asociadas, S.L. for a net amount of €1,300 thousand.

Azeler Automoción, S.A.-

In 2002 Azeler Automoción, S.A. carried out a capital increase, of which Terra Networks, S.A. subscribed to €990 thousand, thereby maintaining its ownership interest of 50%.

In June 2002 the holding in Azeler Automoción, S.A. owned by Terra Networks, S.A. was contributed to Terra Networks Asociadas, S.L. for a net amount of €3,514 thousand.

Uno-e Bank, S.A.-

In 2002 the capital increases carried out were 49% subscribed by Terra Networks, S.A., increasing its ownership interest in this company to €29.4 million.

Iniciativas Residenciales en Internet, S.A.-

In 2002 Iniciativas Residenciales en Internet, S.A. carried out capital increases. Terra Networks, S.A. subscribed 50% of the capital increases, increasing its ownership interest in this company by €2,404 thousand.

In 2002 the holding in Iniciativas Residenciales en Internet, S.A. owned by Terra Networks, S.A. was contributed to Terra Networks Asociadas, S.L. for a net amount of €2,404 thousand.

Ifigenia Plus, S.L.

The contribution of the holding in Ifigenia Plus, S.L. by Terra Networks España, S.A. to Terra Networks, S.A. for an amount equal to its then net book value (€10,112 thousand) was formalized in January 2002.

In December 2002 Terra Networks, S.A.'s holding in this company and the related investment valuation allowance were contributed to Terra Networks Asociadas, S.L. for a gross amount of €10,112 thousand. This holding has been fully provisioned.

Emplaza, S.A.

In 2002 Terra Networks, S.A. formalized a capital increase of €1,351 thousand at this company, increasing its percentage of ownership from 50% to 80%.

In 2002 Terra Networks, S.A.'s ownership interest in Emplaza, S.A. was contributed to Terra Networks Asociadas, S.L. for a net amount of €752 thousand.

(9) STOCKHOLDERS' EQUITY

The variations in equity accounts in 2002 were as follows:

	Thousands of Euros					
	Capital Stock	Additional Paid-in Capital	Reserves	Accum-ulated Losses	Loss for the Year	Total
Balance at December 31, 2001	**1,242,532**	**5,635,694**	**5**	**(573,059)**	**(837,070)**	**5,468,102**
Capital reduction	(26,211)	(117,950)	-	-	-	(144,161)
Transfers	-	(26,211)	26,211	-	-	-
Allocation of loss	-	-	-	(837,070)	837,070	-
Loss for the year	-	-	-	-	(2,201,655)	(2,201,655)
Balance at December 31, 2002	1,216,321	5,491,533	26,216	(1,410,129)	(2,201,655)	3,122,286

a) Capital stock-

As of December 31, 2002, the Company's capital stock consisted of 608,160,259 fully subscribed and paid shares of €2 par value each. Out of this total, 34,610,673 of the shares were issued to cover purchase options under the Stock Option Plan for employees of Lycos, Inc. when this company was acquired in October 27, 2000.

In July 2002 capital was reduced by €26,211 thousand through the retirement of 13,105,586 shares of treasury stock of €2 par value each, thereby complying with the resolution adopted by the Stockholders' Meeting on April 9, 2002. As of December 31, 2001, these shares had been deposited at Citibank, NA to cover purchase option rights under the Stock Option Plan for employees of Lycos, Inc. which had been cancelled. The capital retirement gave rise to reductions of the balances of the "Capital Stock", "Additional Paid-in Capital" and "Long-Term Investments" captions of €26,211 thousand, €117,950 thousand and €144,161 thousand, respectively.

As of December 31, 2002, 6,692,344 shares deposited at Citibank, NA covering purchase option rights under the aforementioned Stock Option Plan that had been cancelled (either because their exercise periods had expired or because the employees to whom they had been granted had left the Group) had net yet been retired. These purchase option rights on Terra Networks, S.A. shares are recorded under the "Long Term Investments" caption. Pursuant to the resolutions adopted by the Stockholders' Meeting on June 7, 2001, these shares will be submitted, after they have been acquired, by the Board of Directors to the Stockholders' Meeting so that the latter can approve their retirement (see Note 17). The effect that this retirement would have on the Company's financial statements as of December 31, 2002, would be to reduce the balances of the "Capital Stock", "Additional Paid-in Capital" and "Long-Term Investments" captions by €13,385 thousand, €60,231 thousand and €73,616 thousand, respectively.

Also, as of December 31, 2002, 27,918,329 shares were covering options of employees of Lycos, Inc. that had not yet been exercised and which as of that date were included in the capital stock and additional paid-in capital figures. The balancing entry of €307,102 is recorded under the "Long Term Investments" caption on the asset side of the accompanying balance sheet.

Accordingly, the detail of the shares issued as of December 31, 2002, is as follows:

Total number of shares issued as of December 31, 2002	608,160,259
Shares covering cancelled stock option rights	6,692,344
Shares covering outstanding stock option rights	27,918,329
Total excluding shares covering stock options of Lycos, Inc. employees	573,549,586
Shares issued to cover stock option rights related with Terra Networks, S.A.	13,980,406
Total shares excluding shares issued to cover stock option rights	559,569,180

b) Legal reserve-

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock.

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount.

Except as mentioned above, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose. Since the Company incurred losses in 2002, no appropriation was made to the legal reserve as of December 31, 2002.

c) Reserve for retired capital-

Pursuant to Article 167 of the revised Corporations Law, the Company recorded a restricted reserve for the amount (€26,211 thousand) of the par value of the shares retired in 2002 in order to avoid its creditors having the right of opposition to the aforementioned capital reduction.

(10) TAX MATTERS

Corporate income tax is calculated on the basis of income per books determined by application of generally accepted accounting principles, which does not necessarily coincide with taxable income.

Under current tax legislation, and following the modifications introduced by Law 24/2001 on Tax, Administrative, Labor and Social Security Measures, the tax loss of a given year can be carried forward for offset against the taxable income of the fifteen years following that in which income was first reported. At 2002 year-end the Company had recorded an account receivable of €287,009 thousand in recognition of the tax asset relating to tax losses incurred in prior years.

The Company performed an analysis of the recoverability of the capitalized tax assets, which focused on analyzing the impact that the future earnings expectations of the dependent companies will have on Terra Networks, S.A. and, in particular, on the reversal of the investment valuation allowance recorded in the Company's individual financial statements.

These future earnings expectations were obtained from the projections and business plans used in the analysis of the recoverability of goodwill.

As a result of an analysis of the recoverability of its tax assets, the Company reversed €312,869 thousand of tax assets recognized in prior years, and this amount was recorded as an expense under the "Corporate Income Tax" caption in the accompanying statement of operations (see Note 1).

The detail of the tax loss carryforwards as of December 31, 2002, is as follows:

Thousands of Euros	Tax Losses
1999	94,185
2000	534,072
2001	1,010,025
2002	1,177,609
Total	**2,815,891**

The reconciliation as of December 31, 2002, of the loss for the year to the tax base for corporate income tax purposes, and the final reconciliation of the loss for the year to the tax base for 2001 following the filing of the tax return are as follows:

Thousands of Euros	2002	2001
Loss for the year before taxes	1,888,786	1,184,569
Permanent differences	(419,645)	(149,238)
Timing differences	(237,726)	(25,306)
Tax loss	**1,177,609**	**1,010,025**

Terra Networks S.A.'s current business plan envisages the obtainment of sufficient taxable income to enable the aforementioned account receivable to be offset.

The detail of the "Taxes Receivable" and "Taxes Payable" accounts in the accompanying balance sheet as of December 31, 2002, is as follows:

	Thousands of Euros	
	Long Term	Short Term
Taxes receivable:		
Withholdings on income from movable capital	-	25,949
Prepaid income taxes	55,839	-
Offset of losses	231,170	-
VAT refundable	-	506
Other taxes receivable	-	7
Total	**287,009**	**26,462**
Taxes payable:		
Social security taxes	-	376
Other taxes payable	-	3,352
Total	-	3,728

The prepaid income tax of €55,839 thousand relates to timing differences arising as a result of the difference between the loss per books and the tax loss. These differences are due basically to the investment valuation allowance recorded in order to reflect in the financial statements the unrealized losses exceeding cost (See Note 4-d).

The Company has the last four fiscal years open for review by the tax inspection authorities for all the taxes applicable to it. The Company's directors do not expect any additional material liabilities to arise for the Company in the event of a tax audit of the open years.

In July 2, 2001, the Spanish Tax Authorities granted the Terra Lycos Group the benefit of the Consolidated Tax Regime for fiscal years 2001 onwards.

Therefore, from tax year 2001 companies resident in Spain that meet the requirements set forth in Article 78 *et seq.* of Corporate Income tax Law 43/1995, dated December 27, will be taxed under the Consolidated Tax regime, described in Chapter VII of Title VIII of the aforementioned Law, with Tax Group Identification Number 111/01, of which Terra Networks, S.A. will be the parent company

For year 2002, the number of companies being taxed under the Consolidated Tax regimen will be thirteen, among which the most relevant ones included are the following: Terra Networks, S.A.; Terra Networks Latam, S.L. and Terra Networks España, S.A.

(11) GROUP COMPANIES

The detail of the balances arising from transactions with Group companies as of December 31, 2002, is as follows:

	Thousands of Euros			
	Long-Term Investments	Short-Term Investments	Receivable from Group Companies	Payable to Group Companies
Telefonía y Finanzas, S.A. (Telfisa)	-	1,350,609	-	-
Terra Networks Perú, S.A.	-	-	2,658	522
Terra Networks Brasil, S.A.	-	36,712	17,845	2,961
Terra Networks Guatemala, S.A.	-	-	852	260
Aremate.com	-	-	764	-
Terra Lycos Intangibles, S.A.	-	-	348	13,536
Terra Networks Colombia, S.A.	-	-	714	289
Terra Networks México, S.A. de C.V.	-	-	14,171	1,452
Terra Networks Colombia Holding, S.A.	-	-	1,728	-
Terra Networks Uruguay, S.A.	-	286	292	-
Ordenamiento de Links Especializados, S.L.	-	3,005	46	48
Terra Networks España, S.A.	-	430,478	15,373	16,483
Azeler	-	-	92	-
Irisa, S.A.	-	-	334	-
Lycos, Inc.	-	-	8,660	97,788
Terra Networks Chile S.A.	-	-	4,181	2,293
Terra Networks Operations S.A.	-	-	6,020	18,839
Ifigenia Plus, S.L.	-	5,240	593	17
Terra Networks USA, LLC.	-	-	5,049	587
Terra Networks Argentina S.A.	-	8,251	3,767	3,632
Terra Networks Caribe, S.A.	-	-	92	191
Terra Networks LATAM, S.L.	-	9,230	6,125	44
Direcciona Networks, S.A.	-	-	134	15
Maptel Networks, S.A.	-	1,871	233	-
Rumbo, S.A.	1,890	-	1,134	18
Educaterra, S.L.	-	472	155	-
Emplaza	-	1,328	29	44
Terra Venezuela, S.A.	-		73	-
Terra Asociadas, S.L.	-	439	-	-
A Tu Hora, S.A.	-	181	-	2,875
Terra Portal Services, Inc.	-	-	-	1,003
Terra Global Management, Inc.	-	-	-	1,744
Bumeran Participadas, S.L.	-	-	954	-
Other Group and associated companies	-	-	4,321	4,142
Total	1,890	1,848,102	96,737	168,783

The "Long-Term Investments" and "Short-Term Investments" captions include the loans and credits granted at long and short term, respectively, to subsidiaries, the main features of which are as follows:

Company	Currency	Principal	Maturity	Interest Rate	Equivalent Value in Thousands of Euros
Long term:					
Rumbo	Euros	400,000	12/31/06	0%	400
Rumbo	Euros	1,490,085	05/09/07	0%	1,490
Total long term loans to Group and associated companies					**1,890**
Short term:					
Telefónica y Finanzas, S.A. (Telfisa)	Euros	1,350,609	N/A	3.33%	1,351,609
Terra Networks España, S.A.	Euros	213,426,464	11/30/03	0%	213,426
Terra Networks España, S.A.	Euros	12,020,242	11/30/03	0%	12,021
Terra Networks España, S.A.	Euros	48,080,968	11/30/03	0%	48,081
Terra Networks España, S.A.	Euros	10,499,328	11/30/03	0%	10,499
Terra Networks España, S.A.	Euros	30,500,000	11/30/03	0%	30,500
Terra Networks España, S.A.	Euros	48,000,000	11/30/03	0%	48,000
Terra Networks España, S.A.	Euros	10,000,000	11/30/03	0%	10,000
Terra Networks España, S.A.	Euros	12,000,000	11/30/03	0%	12,000
Terra Networks España, S.A.	Euros	5,000,000	11/30/03	0%	5,000
Terra Networks España, S.A.	Euros	17,,500,000	11/30/03	0%	17,500
Terra Networks España, S.A.	Euros	3,000,000	11/30/03	0%	3,000
Terra Networks España, S.A.	Euros	11,000,000	11/30/03	0%	11,000
Olé, S.A.	Euros	3,005,061	11/30/03	0%	3,005
Ifigenia Plus, S.L.	Euros	5,236,202	11/30/03	0%	5,236
T.N. Argentina, S.A.	U.S. dollars	8,653,013	11/30/03	0%	8,251
T.N. Uruguay, S.A.	U.S. dollars	300,000	11/30/03	0%	286
T.N. Brasil, S.A.	U.S. dollars	38,500,000	11/30/03	0%	36,712
T.N. Latam, S.L.	Euros	9,230,000	11/30/03	0%	9,230
T.N. Asociadas, S.L.	Euros	439,000	11/30/03	0%	439
Maptel Networks, S.L.	Euros	1,871,000	11/30/03	0%	1,871
Emplaza, S.L.	Euros	1,328,000	11/30/03	0%	1,328
Educaterra, S.L.	Euros	472,000	11/30/03	0%	472
A Tu Hora, S.A.	Euros	175,000	11/30/03	4.83%	175
Accrued interest					13,013
Total short-term loans to Group and associated companies					**1,848,102**

The loans and credits granted to Spanish companies are participating loans, which do not bear interest until these companies start to generate income, except for the loan to A Tu Hora, S.A., which earns interest at 4.83%.

The balances with Telefónica Finanzas relate to the Company's current account at that company, which earns interest at market rates.

The financial revenues earned in the year on the aforementioned loans and credits amounted to €48,661 thousand. This amount was recorded under the "Financial Revenues from Investments in Group Companies" caption in the accompanying statement of operations.

(12) PERSONNEL EXPENSES

The detail of the "Personnel Expenses" caption as of December 31, 2002, is as follows:

	Thousands of Euros
Wages and salaries	14,388
Severance costs	188
Social security costs	1,422
Contributions to pension plans	210
Other employee welfare expenses	799
Total	**16,997**

The average number of employees, by category, in the period ended December 31, 2002, was as follows:

Category	Average No. of Employees
Executive Vice Presidents	8
Senior Vice Presidents	3
Vice Presidents	10
Senior managers	22
Managers	40
Graduates	62
Clerical staff	25
Total	**170**

(13) EXTRAORDINARY EXPENSES AND LOSSES

The detail of the extraordinary expenses and losses as of December 31, 2002, is as follows:

	Thousands of Euros
Goodwill Impairment (Note 8)	312,992
Write-down of start-up costs (Note 5)	40,679
Provision for contingencies	7,490
Other extraordinary expenses	1,098
Total	362,259

The 2002 statement of operations does not include any amount for severance costs relating to directors, senior executives and labor force reduction plans.

(14) DIRECTORS' COMPENSATION AND OTHER BENEFITS

In the year ended December 31, 2002, the compensation and other benefits paid to the Board members amounted to €3,109 thousand, and this amount was recorded in the accompanying statement of operations.

Note 15 contains a description of the Terra Networks, S.A. stock options assigned to certain directors and of other commitments to the directors.

As of December 31, 2002, there were no other commitments to the directors.

(15) COMMITMENTS

a) Terra Networks, S.A. Stock Option Plan-

The Terra Networks, S.A. Stock Option Plan was approved by the Stockholders' Meeting on October 1, 1999, and implemented by Board of Directors' resolutions adopted on October 18, 1999, and December 1, 1999.

The Plan provides for, through the exercise of the stock options by their holders, the ownership by the employees and executives of the Terra Lycos Group companies of a portion of the capital of Terra Networks, S.A. up to a maximum of 14,000,000 shares.

In order to establish the necessary coverage for the Plan, on October 5, 1999, Banco Zaragozano, S.A., Caja de Ahorros y Pensiones de Barcelona and Terra Networks, S.A. entered into a contract under which these entities granted to Terra Networks, S.A. an irrevocable purchase option on 14,000,000 issued shares, which may be exercised at any time prior to April 30, 2004.

The approval and implementation of this compensation system were notified to the Spanish National Securities Market Commission (CNMV) and were made public through the complete information memorandum verified and registered in the CNMV Official Register on October 29, 1999, and in the Prospectus presented to the Securities and Exchange Commission (SEC) in the U.S.

On December 1, 1999 and June 8, 2000, the Board of Directors, pursuant to the powers granted to it by the Stockholders' Meeting, implemented the First Phase of the Plan by granting options to employees of the Terra Lycos Group. The main features of these options are as follows:

1. Each of the stock options under the Plan entitles the holder to acquire one share of Terra Networks, S.A. at an exercise price of €11.81 per share.

2. Duration of four years and three months, and the options may be exercised at a rate of one-third of those granted each year from the second year onwards.

3. The exercise of the options is conditional upon the beneficiary remaining a Terra Lycos Group employee.

In 2001 the Board of Directors implemented the Second Phase of the Terra Networks, S.A. Stock Option Plan, which was approved pursuant to a resolution adopted by the Stockholders' Meeting on June 8, 2000, and launched pursuant to a resolution adopted on December 22, 2000, at the recommendation of the Appointments and Compensation Committee following a proposal by the Chairman, through the assignment of options to executives and employees who were already beneficiaries of the Stock Option Plan, in addition to the assignment of options to new employees who had joined the Terra Lycos Group.

The main features established by the Board of Directors for this assignment were as follows:

1. Each of the stock options under the Plan entitles the holder to acquire one share of Terra Networks, S.A. at an exercise price of €19.78 per share.

2. The duration of the Plan was modified by a resolution adopted by the Stockholders' Meeting on June 8, 2000, and was set at six years with a two-year grace period. The options can be exercised at a rate of one-quarter of those granted each year from the third year through the sixth year.

3. The exercise of the options is conditional upon the beneficiary remaining a Terra Lycos Group employee.

4. Options were granted to senior executives, one director and four general managers and persons of a similar category, and this was duly notified to the CNMV on December 29, 2000.

On February 21, 2001, the Board of Directors resolved to modify the resolution adopted on December 22, 2000, in respect of the duration and method of accrual of the stock options. Accordingly, the period for the exercise of the options assigned was set at five years, and the options may be exercised at a rate of one-quarter each year from the end of the first year.

In 2001, at the recommendation of the Appointments and Compensation Committee, the Board of Directors approved, each quarter (specifically at its meetings on May 10, July 25 and November 6) the assignment of options to new Company employees, and set the exercise price at the market price of the shares during the related quarter and with the same terms and conditions as regards exercise period and duration as those envisaged for the Second Phase of the Plan.

On June 7, 2001, the Stockholders' Meeting of Terra Networks, S.A. resolved to partially modify the resolution relating to the Stock Option Plan which was ratified and approved by the Stockholders' Meeting on June 8, 2000, as regards the extension of the Stock Option Plan to executives and directors, and extended the option exercise period to ten years from that in which the options were granted, stipulating that a portion of the options could be exercised each year during this period. As of the date of preparation of these financial statements, the Board of Directors had not implemented the extension of the duration of the options.

In 2002, at the recommendation of the Appointments and Compensation Committee, the Board of Directors approved, each quarter (specifically at its meetings on January 30, July 25 and September 26) the assignment of options to new Company employees, and set the exercise price at the market price of the shares during the related quarter and with the same terms and conditions as regards exercise period and duration as those envisaged for the Second Phase of the Plan. In addition, on February 25, 2002, the assignment of further options was approved by the Board of Directors.

In June 2002 it was decided to confine assignments of options to new hires, and that options could be assigned from that date onwards to professional categories 1 and 2.

As of December 31, 2002, options on 8,900,502 shares had been assigned to Terra Lycos Group employees, executives and directors, of which 1,870,221 relate to the First Phase of the Plan and the remainder to the Second Phase. The weighted average stock option exercise price is €14.86.

As of December 31, 2002, the Terra Lycos Group's executives and directors held 1,365,215 stock options under the Terra Networks, S.A. Stock Option Plan, the weighted average price of which is €18.81.

The information on the options under the Terra Networks, S.A. Stock Option Plan not yet exercised as of December 31, 2002, is as follows:

Range of prices in the year	No. of Options Not Yet Exercised	Weighted Average Price in the Year
€5.22 - €9.92	2,175,400	€7.85
€9.93 - €14.63	2,640,621	€11.90
€14.64 - €19.34	244,000	€16.34
€19.35 - €24.05	3,219,581	€19.80
€24.06 - €28.81	620,900	€25.74
Total outstanding options at 12/31/02	**8,900,502**	**€14.86**

b) Terra Networks, S.A. Stock Option Plan resulting from the acquisition of the Stock Option Plans of Lycos, Inc.-

Under the agreements entered into with Lycos, Inc., it was agreed to exchange options on the shares of Lycos, Inc. for options on the shares of Terra Networks, S.A. On June 8, 2000, the Stockholders' Meeting of Terra Networks, S.A. resolved to acquire the Stock Option Plans of Lycos, Inc., provided that the two companies merged.

On October 25, 2000, the Board of Directors of Terra Networks, S.A. approved (i) the exchange of options on Lycos, Inc. shares existing prior to the conclusion of the transaction for options on Terra Networks, S.A. shares; (ii) the transfer to Citibank NA (Agent Bank) of all the options on Lycos, Inc. shares to be exercised early; and (iii) the entering into of a contract between Terra Networks, S.A. and the Agent Bank in connection with the new Terra Networks, S.A. Stock Option Plan.

As a result of the exercise of the options on Lycos, Inc. shares by the Agent Bank, the latter subscribed to 29,088,488 shares of Lycos, Inc. which, pursuant to the resolutions adopted by the Stockholders' Meeting of Lycos Inc. on October 27, 2000, were converted into 29,088,488 shares of Lycos, Inc. and contributed in the exchange, together with the other shares of Lycos, Inc.

As a result of the exchange of Lycos, Inc. stock options for Terra Networks, S.A. stock options, the employees, executives and directors of Lycos, Inc. received purchase options on 62,540,249 shares of Terra Networks, S.A. owned by the Agent Bank.

On June 7, 2001, the Stockholders' Meeting of Terra Networks, S.A. resolved to partially modify the resolution relating to the Stock Option Plan which was ratified and approved by the Stockholders' Meeting on June 8, 2000, as regards the obligations arising from the acquisition of the Lycos, Inc. stock options by Terra Networks, S.A., following the exchange of shares between the latter and Lycos, Inc., which may be covered with Terra Networks, S.A. shares held by Citibank, NA, as a result of the exchange of Lycos, Inc. shares, held by Citibank, NA to cover the stock options of the employees and executives of Lycos, Inc.

As of December 31, 2002, the employees, executives and directors of Lycos, Inc. had exercised 14,823,990 options, and 27,918,329 options had been committed at a weighted average exercise price of US$ 19.15.

As of December 31, 2002, the executives and directors held stock option rights, derived from the Lycos, Inc. Stock Option Plans set up prior to the acquisition of Lycos, Inc. by Terra Networks, S.A., on 9,090,776 Terra Networks, S.A. shares owned by the Agent Bank, the weighted average exercise price of which is US$ 23.05.

As of December 31, 2002, the members of the Board of Directors who hold or have held executive posts at the Terra Lycos Group held 8,717,026 purchase options on Terra Networks, S.A. shares derived from the Terra Networks, S.A. and Lycos, Inc. Stock Option Plans, the weighted average exercise price of which is €25.81.

The detail of the variations in the options under the Lycos, Inc. Stock Option Plan as of December 31, 2002, is as follows:

Options	Number of Options	Total Exercise Price (Thousands of U.S. Dollars)	Weighted Average Price in the Year (U.S. Dollars)	Book Value (Thousands of Euros)
Exercise price less than €11	17,875,355	69,205	3.87	
Exercise price over €11	44,664,894	892,510	19.98	
Total options initially issued	**62,540,249**	**961,715**	**15.38**	
Exercise price less than €11	12,616,748	40,056	3.17	
Exercise price over €11	2,207,242	33,089	14.99	
Total options exercised	**14,823,990**	**73,145**	**4.93**	
Exercise price less than €11	1,307,267	7,596	5.81	
Exercise price over €11	11,798,319	230,467	19.53	
Total options cancelled and redeemed	**13,105,586**	**238,063**	**18.17**	
Exercise price less than €11	536,194	3,052	5.69	
Exercise price over €11	6,156,150	112,826	18.33	
Total options cancelled	**6,692,344**	**115,878**	**17.31**	**71,400**
Exercise price less than €11	3,415,146	18,500	5.42	
Exercise price over €11	24,503,183	516,127	21.06	
Total outstanding options at 12/31/02	**27,918,329**	**534,627**	**19.15**	**291,857**

c) Litigation in progress-

Collective lawsuits filed by stockholders of Terra Networks, S.A.

Terra Networks, S.A. has been ordered to appear as the defendant in five lawsuits filed in the U.S. involving Terra Networks, S.A. and certain of its directors and executives who worked for the Company during the period of time that the Initial Public Offering was launched in the U.S. in 1999.

The five lawsuits filed against Terra Networks, S.A. are part of the more than one thousand complaints filed in the U.S. in 2000 and 2001 in connection with approximately three hundred IPOs. These complaints, challenging the awards made in the IPOs, allege, principally, that the security placement institutions assigned shares to privileged customers in these IPOs, which had awakened great interest in the potential investors and for which the closing price on the first day was expected to be high. These complaints allege that in exchange for assigning shares to these customers, the customers agreed to buy shares on the secondary market at a predetermined price in order to maintain the market value of the shares artificially high, and that the placement institutions received from their customers inflated fees or remuneration of another kind that could be deemed to be unlawful or unauthorized or to contravene in any other way the rules of the SEC and NASD.

In July 2002 Terra Networks, S.A. and other securities issuers against which claims had been filed, jointly filed a petition to have the joined claim dismissed.

Also, the directors and executives of Terra Networks, S.A. have negotiated and signed an agreement with the plaintiffs whereby the latter agree to exclude the individual defendants from the proceedings, without prejudice to the possibility of including them once again prior to September 30, 2003, if the plaintiffs find grounds for doing so. This agreement was approved by the courts through a court order dated October 9, 2002.

The law firm defending Terra Networks, S.A. considers that Terra Networks, S.A. and the directors and executives against whom the complaints were filed have sound grounds against the complaints, and has been instructed to conduct a robust defense on behalf of Terra Networks, S.A. Based on the analysis of the complaints performed by the law firm through 2002 year-end, the firm considers that there are significant legal defects or weaknesses in the complaints that have been filed and that if the actions brought against Terra Networks, S.A. are not stayed, an application will be filed to have substantially all of them dismissed.

Terra Networks, S.A. is confident that the courts will not find against it and, if they do, it considers that the decisions should not have a material adverse effect on its financial position and results of operations.

Request for arbitration filed at the Madrid Civil and Commercial Arbitration Court

In the first quarter of 2001 Cierv Nueva, S.L. and its stockholders filed a request for arbitration against Terra Networks, S.A. at the Madrid Civil and Commercial Arbitration Court.

The objective of the claimants was for Terra Networks, S.A. to acquire from them all the shares (2,157) they owned of Corporación Real Time Team, S.L. (CRTT, S.L.), of which they were the majority stockholders.

On December 18, 2001, the Madrid Civil and Commercial Arbitration Court issued an Arbitral Award whereby Terra Networks, S.A. was obliged to acquire the aforementioned shares from the claimants, although for a price significantly lower (more than 50%) than that asked for by the claimants.

On January 22, 2002, Terra Networks, S.A. filed an appeal against this Arbitral Award that was upheld by the Madrid Provincial Appeal Court.

On September 5, 2002, Madrid Court of First Instance no. 63 directed Terra Networks, S.A. to pay €21,941,749.94 of principal (as established in the Arbitral Award) and €6,398,313.94 of interest, expenses and costs, without prejudice to the subsequent taxation of costs.

On September 9, 2002, Terra Networks, S.A. paid €27,726,000.52 into the Court of First Instance, after it had been clarified that the aforementioned amount was the correct one as established in the Arbitral Award.

As a result of the insolvency of the Teknoland Group companies, numerous labor-related claims have been filed by the employees of these companies at certain labor courts in Madrid. In these proceedings, the claims against Terra Networks, S.A., CIERV, S.L. and Terra Lycos, S.A. were extended.

Madrid Labor Courts nos. 15, 16, 28 and 35 have found Terra Networks, S.A., Terra Lycos, S.A. and Cierv, S.L. not liable for the claims filed by the employees of the various Teknoland Group companies and have lifted "legal veil", since they considered Cierv Nueva, S.L., as the party responsible for the situation of insolvency, to be liable for payment of the salaries, from which it is reasonable to infer that Terra Networks, S.A., Terra Lycos, S.A. and Cierv, S.L. will be found not liable in other judgments to be handed down.

Complaint filed by IDT

On January 31, 2002, International Discount Telecommunications Corporation (IDT) filed a lawsuit at the New Jersey Courts in the U.S. against Terra Networks, S.A., Telefónica, S.A., Terra Networks, USA, Inc. and Lycos, Inc.

In April 2000 Terra Networks, S.A. and IDT had entered into an agreement to terminate a joint venture agreement.

In this complaint, IDT claims mainly the following in relation to Terra Networks, S.A.: (i) alleged failure to comply with the obligations assumed under the termination agreement whereby IDT acquired a given number of shares; (ii) alleged concealment from IDT of the negotiations relating to the acquisition of Lycos during the negotiation of the termination agreement; and (iii) alleged breach of the joint venture agreement.

In May 2002 the Court partially rejected the petition filed by the defendants to have the complaint dismissed. The defendants requested that this court decision be reconsidered, and the Court found in favor of Terra Networks, S.A. On October 1, 2002, the Court modified its decision of May 2002, and extended its dismissal of the complaints to the charges whereby IDT was alleging breach of the joint venture agreement.

Also, in July 2002 IDT replaced its complaint with a second, modified complaint, in which it included a new claim alleging that Telefónica, S.A. would be liable, as the controlling party, for the fraud alleged against Terra Networks, S.A. in its negotiations with IDT that led to the signing of the termination agreement. Telefónica, S.A. has filed objections against this claim that are currently before the Court.

The law firm advising Terra Networks, S.A. considers that the defendants have a sound defense against the claims filed against them. Terra Networks, S.A. is confident that the courts will not find against it or, if they do, the decision should not have a material adverse effect on its financial position and results of operations.

(16) PAYMENTS TO AUDITORS

The payments made by Terra Networks, S.A. in 2002 to the various member firms of the Deloitte & Touche International Organization, to which Deloitte & Touche España, S.L., the Company's auditors, belongs, amounted to €536 thousand.

The detail of the foregoing amount is as follows:

	Thousands of Euros
Audit of financial statements	201
Other audit services	269
Work additional to or other than audit services	66
Total	536

The payments made by the por el Terra Lycos consolidated Group in 2002 to the various member firms of the Deloitte & Touche International Organization, to which

Deloitte & Touche España, S.L., the auditors of the consolidated Group, belongs, amounted to €1,294 thousand.

The detail of the foregoing amount is as follows:

	Thousands of Euros
Audit of financial statements	787
Other audit services	276
Work additional to or other than audit services	231
Total	1,294

The additional work relates mainly to tax advisory services and the performance of due diligence reviews during the year.

The payments made to other auditors of the Terra Lycos Group in 2002 amounted to €34 thousand, the detail being as follows:

	Thousands of Euros
Audit of financial statements	34
Other audit services	-
Work additional to or other than audit services	-
Total	34

These fees include the amounts paid in connection with the fully consolidated Spanish and foreign Terra Lycos Group companies.

(17) SUBSEQUENT EVENTS

a) *Acquisition of treasury stock-*

As of the date of preparation of these financial statements, Terra Networks, S.A. acquired 6,692,344 shares of treasury stock from Citibank, NA. The Board of Directors will propose to the Stockholders' Meeting that these shares, which were deposited at Citibank, NA and cover purchase option rights under the Stock Option Plan for Lycos, Inc. employees that have been cancelled, be retired.

b) *Uno-e Bank, S.A.-*

On May 15, 2002, Terra Networks, S.A. and Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) entered into a memorandum of understanding to integrate the consumer finance lines of business of Finanzia Banco de Crédito, S.A. (a wholly-owned investee of BBVA) and Uno-e Bank, S.A. The agreement relating to this integration was subject to legal, financial and business review, and to the relevant internal and administrative authorizations. When the integration takes place, Terra Networks, S.A. and the BBVA Groups will have ownership interests of 33% and 67%, respectively, in Uno-e Bank, S.A.

On that same date (May 15, 2002), BBVA and Terra Networks, S.A. entered into a liquidity agreement in which they established the following liquidity mechanisms (purchase and sale options) relating to the Uno-e Bank, S.A. shares owned by Terra Networks, S.A.:

a) Terra Networks, S.A. has the right to sell to BBVA, and BBVA is obliged to acquire, Terra Networks, S.A.'s holding in Uno-e Bank, S.A. between May 15, 2004 and May 15, 2006, at the higher of the following prices: (i) the market value as determined by an investment bank; and (ii) the price paid by Terra Networks, S.A. to acquire its ownership interest (€189.4 million).

b) BBVA has the right to acquire from Terra Networks, S.A., and Terra Networks, S.A. is obliged to sell, Terra Networks, S.A.'s holding in Uno-e Bank, S.A. between May 15, 2004 and May 15, 2006, at the higher of the following prices: (i) the market value as determined by an investment bank; and (ii) the price paid by Terra Networks, S.A. to acquire its ownership interest (€189.4 million), plus annual interest at rate of 4.70%.

If a definitive agreement were reached regarding the aforementioned integration of the consumer finance lines of business of Finanzia Banco de Crédito, S.A. and Uno-e Bank, S.A., the liquidity mechanisms would be modified. BBVA would lose its right of purchase and Terra Networks, S.A. would retain its right of sale, but only at the market value as determined by an investment bank.

On January 10, 2003, Terra Networks, S.A. and BBVA entered into an agreement to integrate the consumer finance lines of business of Finanzia Banco de Crédito, S.A. and Uno-e Bank, S.A., in terms that were more in keeping with their respective interests than those provided for in the memorandum of understanding dated May 15, 2002. Accordingly, the memorandum of understanding was rendered null and void, and the definitive agreement was made conditional upon the relevant internal and administrative authorizations, which must be secured prior to June 30, 2003, as a condition for the formalization and performance of the integration. After the integration takes place, Terra Networks, S.A. and the BBVA Group will have ownership interests of 33% and 67%, respectively.

On that same date (January 10, 2003), BBVA and Terra Networks, S.A. entered into a liquidity agreement that will replace that dated May 15, 2002, once the aforementioned integration has taken place. This agreement establishes the following liquidity mechanism (sale options) relating to the Uno-e Bank, S.A. shares owned by Terra Networks, S.A.: Terra Networks, S.A. has the right to sell to BBVA, and BBVA is obliged to acquire, Terra Networks, S.A.'s holding in Uno-e Bank, S.A. between April 1, 2005 and September 30, 2007, at market value, established as the higher of the two following values: (i) that determined by an investment bank; and (ii) that obtained by multiplying the income after taxes of Uno-e Bank, S.A. by the PER of BBVA, multiplied by the percentage of ownership of Terra Networks, S.A. that it is intended to sell as of that date.

Also, the exercise price of the aforementioned option may not be lower than €148.5 million if Uno-e Bank, S.A. does not achieve the net ordinary revenue and pre-tax income targets set for 2005 and 2006.

In addition, in connection with the aforementioned business integration, on January 10, 2003, Terra Networks, S.A. and BBVA entered into an advertising agreement whereby BBVA undertakes to buy advertising slots in the Terra Lycos Group's portals for an annual net amount of €6,000 thousand and for a period of five years from the date on which the aforementioned integration takes place.

c) *Framework Strategic Alliance Agreement between Terra Networks, S.A. and Telefónica, S.A.-*

On February 12, 2003, Terra Networks, S.A. and Telefónica, S.A. have entered into a Framework Strategic Alliance Agreement to replace the Strategic Agreement dated May 16, 2000, to which Bertelsmann AG and Lycos, Inc. were also parties.

Also, Terra Networks, S.A., Lycos, Inc., Telefónica, S.A. and Bertelsmann AG have entered into a preferential interest agreement that will make it possible to continue to explore opportunities for mutually providing communications, development and content services in the on-line market.

The new contract between Terra Networks, S.A. and Telefónica, S.A. was entered into in response, on the one hand, to the changes in the Internet businesses and, in particular, the development of broadband technology and, on the other, to the need to adapt the range of products and services offered by the Terra Lycos Group under the Agreement dated May 16, 2000, to the aforementioned new market conditions and to the specific needs of the Telefónica Group in the markets in which it operates.

The Framework Agreement makes maximum use of the capacity of the Telefónica Group, as a connectivity and broad and narrow band Internet access provider, and of the Terra Lycos Group, as a portal, aggregator, provider and manager of wireline telephony Internet content and services in the residential, SOHO and, when so agreed, SME market. The aim of the Framework Agreement is to harness synergies and create value for the two Groups.

The Framework Agreement will have a term of six years that expires on December 31, 2008, and is impliedly renewable for one-year periods unless either of the parties expressly gives notice of termination.

The main features of the Framework Agreement are summarized as follows:

- Strengthening of the Terra Lycos Group as:
    - The exclusive provider of essential portal elements, brand user and aggregator of the broad and narrow band Internet content and services targeted at the residential, SOHO and, when so agreed, SME market segments, for the Telefónica Group companies' connectivity and ISP services.
    - Preferential provider of audit, consulting, management and maintenance services for the country portals of the Telefónica Group companies.
    - Exclusive provider of Telefónica Group employee on-line training services.
    - Preferential provider of on-line integral marketing services with the Telefónica Group companies.
- Guaranteed minimum volume of acquisitions of Terra Lycos Group on-line advertising space by Telefónica Group companies.
- Exclusive acquisition of connectivity and wholesale Internet access services by Terra Group companies from Telefónica Group companies under the legally permitted most-favored-customer conditions.
- Outsourcing by Terra Lycos Group companies to Telefónica Group companies of all or part of the services and/or operation of the Internet access elements for the provision of ISP services to its residential, SOHO and, when so agreed, SME customers under the legally permitted most-favored-customer conditions.
- Exclusive acquisition by Terra Lycos Group companies from Telefónica Group companies of the advanced broad and narrow band network and platform services required to construct the range of services to be offered to residential, SOHO and, when so agreed, SME customers under the legally permitted most-favored-customer conditions.

The Framework Agreement guarantees the generation for the Terra Lycos Group of a minimum value throughout the term of the Agreement of €78.5 million. This amount is the difference between the operating revenues arising from the services provided, under the Framework Agreement and the costs and investments directly associated therewith, (variable or fixed, exclusive or shared costs and investments); excluding in all cases the Terra Lycos Group's existing overheads and cost savings. The Framework Agreement defines a new relationship between the two Companies that makes better use of their respective capacities to strengthen their Internet growth.

d) Changes in the Board of Directors-

On January 29, 2003, the Board of Directors of Terra Networks, S.A. resolved, inter alia, following a report by the Board's Appointments and Compensation Committee, to appoint by co-optation the stockholders Luis Bassat and Luis Badía as members of the Board of Directors. Luis Bassat and Luis Badía accepted their appointments, which serve to fill the vacancies left by the resignations from the Board of Jesús María Zabalza Lotina and Alejandro Junco de la Vega Elizondo.

(18) STATEMENTS OF CHANGES IN FINANCIAL POSITION

APPLICATION OF FUNDS	Thousands of Euros 2002	Thousands of Euros 2001	SOURCE OF FUNDS	Thousands of Euros 2002	Thousands of Euros 2001
Start-up expenses	-	401	Funds obtained from operations	23,948	68,556
Fixed asset additions:			Fixed asset disposals:		
•Intangible assets	7,525	8,950	•Intangible assets	1,195	3,985
•Property and equipment	2,704	4,220	•Property and equipment	598	6,829
•Investments in Group and associated companies	134,799	359,431	•Investments in Group and associated companies	7,587	28
Provisions for contingencies and expenses	21,000	-	Loans to Group and associated companies	-	94,451
Loans to Group and associated companies	106,186	131,151	Transfer to short term of long-term loans	393,847	15,494
Net transfer of long-term investments	9,817	-	Deferred revenues	11,002	357
Transfer to long-term of short-term loans	-	371,522			
Deposits and guarantees		107			
TOTAL FUNDS APPLIED	282,031	875,782	TOTAL FUNDS OBTAINED	438,177	189,700
FUNDS OBTAINED IN EXCESS OF FUNDS APPLIED	156,146	-	FUNDS APPLIED IN EXCESS OF FUNDS OBTAINED	-	686,082

VARIATION IN WORKING CAPITAL	Thousands of Euros Increase 2002	Increase 2001	Decrease 2002	Decrease 2001
Accounts receivable	-	51,167	5,859	-
Taxes receivable	2,677	8,471	-	-
Short-term investments	227,451	-	-	720,844
Cash	5	-	-	477
Accrual accounts	9,811	309	-	-
Current liabilities	-	-	77,939	24,708
TOTAL	239,944	59,947	83,798	746,029
VARIATION IN WORKING CAPITAL	156,146			686,082

The reconciliation of the loss for the year to the funds obtained from operations is as follows:

Thousands of Euros	2002
Loss for the year	(2,201,655)
Depreciation and amortization expense	39,987
Variation in long-term investment valuation allowances	1,519,066
Write-down of start-up expenses	40,679
Goodwill impairment	312,992
Tax asset arising in the year	312,869
Funds obtained from operations	**23,948**

(19) EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

ITEM 3

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

TERRA NETWORKS GROUP

2002 MANAGEMENT REPORT

Introduction

During 2002 the Terra Lycos Group's business model has been evolving progressively to adapt to circumstances in the market in general, and in the Internet industry in particular. One of the most noteworthy aspects to be taken into account when analyzing the growth and development of the Terra Lycos Group in 2002 is the negative macroeconomic situation in the countries in which it is present. To the negative consequences of this situation for the Company in terms of revenues must be added the additional negative impact of the exchange rates of certain currencies (basically the U.S. dollar and the Brazilian real) on the consolidated statement of operations. Added to this negative macroeconomic scenario in 2002 was the worsening in the crisis of online advertising and the Internet market. The political and social instability being experienced by certain of the main countries in which the Terra Lycos Group is present, in particular Brazil, Venezuela and Argentina, is also noteworthy. As a consequence, most of the Terra Lycos Group's subsidiaries have obtained negative deviations in their net results compared to those budgeted for 2002.

The Company performs on-going business reviews and, based on quantitative and qualitative measures, assesses the need to record impairment losses on goodwill and other intangibles used in operations when impairment indicators are identified. When impairment indicators are identified, the Company determines the amount of the impairment charge by comparing the carrying value of goodwill and certain other intangible assets to their fair value. The Company determines fair value based on a discounted cash flow methodology, which is calculated as the present value of the expected future cash flows. At 2002 year-end, these analyses, based on the estimated future value that each of the businesses and countries will generate, were performed in order to determine the recovery of the goodwill, capitalized tax assets, and of other fixed assets in the consolidated balance sheet of the Terra Lycos Group, in accordance with the accounting principle of prudence in valuation. Additionally, an independent appraiser has been requested to prepare a study in relation to the goodwill associated with the acquisition of Lycos, Inc. (which represents approximately 50% of the total).

As a result of this study, in accordance with the accounting principle of prudence in valuation, as of December 31, 2002 consolidation goodwill amounting to €856,657 thousand was written down and capitalized tax credits amounting to €384,530 thousand were reversed. Also, €56,622 thousand of start-up costs were written down and tangible fixed asset and intangible asset allowances were recorded amounting to €32,573 thousand and €21,648 thousand, respectively.

Despite all this, if 2001 was a year in which the Terra Lycos Group cemented its position as one of the most visited Internet networks in the U.S., Europe, Latin America and Asia, 2002 posed a major challenge to the Group, which managed to maintain its privileged position in the industry through innovation and the development of new services, and by projecting an image of a consolidated brand, holding its own among the major Internet players worldwide.

In 2002 the Terra Lycos Group continued to implement the strategy initiated in 2001 of gradually expanding the OBP (Open, Basic, Premium) model in all its business lines and the geographical areas in which it operates. By focusing on innovation, the Terra Lycos Group moved ahead towards paid services and content, so that its revenues from subscriptions included more than access fees. Communication services and portal subscriptions thus contributed to the diversification of the Terra Lycos Group's sources of revenues.

Also noteworthy was the fact that the Terra Lycos Group pioneered the move from the traditional business of access towards a model offering global solutions through the addition of value-added communication services. The objective of the CSP (Communication Service Provider) strategy is to offer more powerful services which allow users to communicate from anywhere, regardless of the device they are using.

In the media business, the Terra Lycos Group decided to focus its attention on the provision of integral marketing services which, together with the sale of online advertising, enable it to maintain a more solid relationship with its customers and to harness the full potential of its sales force. At the same time they allow advertisers to reach a highly segmented audience and to make the best use of the Internet as an advertising support.

In this context, noteworthy are two significant initiatives carried out in 2002. First, the implementation of the CheckM8 media technology to achieve a greater advertising impact. This improved integrated marketing solution considerably shortens the time taken to create an online advertisement, enabling the customers to gain rapidly from high-impact messaging and to achieve better customization. Secondly, the acquisition of GetRelevant (a direct marketing service provider) in October 2002 added a powerful line of products to the Terra Lycos Group's services and provided direct access to a qualified audience to achieve higher conversion rates.

The Terra Lycos Group decided to create the "Lycos Enterprise Services" in May 2002, expanding its business to new business segments and units to which it has begun offering hosting, navigation and functionality resources for commercial web sites. This business, which began to provide services to small companies, was shortly thereafter (in August 2002) extended to corporate customers, providing them with services for the creation of audiovisual content, ranging from the designing of programs through production and distribution.

The Terra Lycos Group operates in 42 countries. In June 2002 and December 2002 the shareholdings in Lycos Korea and Lycos Japan, respectively, were sold off. However, in each case agreements were reached with strategic partners (Lycos Korea and Lycos Japan-Rakuten, respectively), to maintain the Group's presence in these countries. Lastly, 2002 also saw the sale of the holding in the Canadian subsidiary, Sympatico Lycos.

New organizational structure

In the second half of 2002 the Terra Lycos Group created a new business unit, known as Global Operations, to develop enhanced products, services and systems for its customers, grouping together under the same management the global functions relating to product management. This was done to improve and speed up the launch of its products globally, without compromising on the corporate policy of conserving local color in each case.

Global Operations was thus structured to include all the units involved in the complete process of conception, development and production of platforms, products and services. As a result, the composition of the Global Operations Department included a Marketing Services Unit, various Global Product Manager Units and two Technology Units, one for Operations/MIS and the other for Engineering.

Also in the second half of 2002, the Latin American countries were grouped into four geographical units under a new organizational structure: Brazil, Southern Region (Chile, Peru, Argentina and Uruguay), Mexico and Central Region (Central America, Colombia, the Dominican Republic and Venezuela). The major objectives of each unit are to maximize growth and the EBITDA figure, obtain and maintain a leading position in the market and develop an organization which provides services in the respective local markets.

Each geographical unit is responsible for the operations statement of the related country, for the local products which supplement those provided by Global Operations, and for local customer management.

Business strategy and model

With profitability as its main objective in 2002, the Terra Lycos Group forged ahead with its strategy already implemented in 2001 of migrating from free services to value-added pay services, through the OBP (Open, Basic and Premium) model. Under this strategy, the OBP model was gradually expanded in all the Group's business lines and geographical areas in which it operates, diversifying its revenues towards paid subscriptions, to include more than traditional access subscriptions. Communication services and portal subscriptions have been added on as new sources of revenues.

The Terra Lycos Group's business model has changed over the years to suit prevailing market conditions in general and the Internet industry in particular, with the aim of achieving profits. A case in point is the access business, which in 2001 had already abandoned its strategy of fostering free access and gradually turned its attention to pay access, offering value-added services and products and focusing on differentiated quality services for which it can charge its customers.

In the access business, as in 2001, the Terra Lycos Group continued to focus on broad band, its efforts in this direction materializing mainly as ADSL services in Latin America and Spain. The Terra Lycos Group offers its customers high-speed broadband connection to the Internet together with the related communication services and media content.

Additionally, in order to strengthen the vertical integration of content, reach a wider audience and increase user loyalty with value-added services and content, in 2002 the Terra Lycos Group forged certain significant strategic and commercial alliances, noteworthy among which were the following:

⇒ FOXSports (alliance for the joint creation of a powerful sports site);
⇒ MovieTickets (agreement for the creation of a co-branded movie ticket transaction site on Lycos Entertainment);
⇒ BBVA Group (for the launch of a secure e-commerce system on the Internet).

At this point it is worth mentioning the launch of vertical channels offering value-added services through strategic alliances with leading companies in their respective industries. Especially important was the launch of:

⇒ Educaterra (vertical portal offering on-line educational services to Spanish speakers, which began operating in Argentina, Colombia, Chile, Spain, Mexico, Peru, Venezuela and the U.S.);
⇒ Rumbo (vertical travel portal launched in Peru in July 2002 and in Colombia and Venezuela in September 2002, expanding its presence in the Latin American market).

In 2002 the Terra Lycos Group was especially active in the launch of new products and services in line with its strategy of targeting pay products to ultimately achieve profitability. Noteworthy among the communications services launched were the following:

⇒ Lycos Mail Plus (a paid e-mail service which provides a wide range of enhancements for users who demand more than can be provided by free e-mail);
⇒ Terra Mail Premium (unified messaging service launched in Mexico);
⇒ Lycos Premium Communities and Lycos Business Intranets (for small businesses, groups, clubs and teams).

New content services launched included notably:

⇒ Lycos Music (enhanced music service located at the eponymous site);
⇒ Gamesville on Demand (which has become the first portal to launch a subscription gaming platform);
⇒ Virtual photo album for Spain.

Also significant were the marketing services, search engines and diverse tools launched, which included the following:

⇒ Domain Registration Services (Lycos has created its own domain site where users can register domain names using the Lycos network);
⇒ Lycos Search 6.0 (which incorporated significant enhancements to the previous search engine);
⇒ Mi Terra (which enables users to personalize their home page);
⇒ Lycos Insite AdBuyer (integrated platform for advertising and paid-placement services).

The following products were also launched in 2002 by the Terra Lycos Group:

⇒ Terra Plus (new access product with more advantages and the best tools, meant for residential and SOHO users),
⇒ Radio Terra (the first radio to offer CD-quality music through the Internet),
⇒ Canal Alimentación.

Lastly, mention should be made of the increasingly selective operations performed under the Terra Lycos Group's mergers and acquisitions strategy. Among these operations was the acquisition in October 2002 of GetRelevant, an online provider of direct marketing services which, with its imposing array of direct marketing products, has boosted the products already offered by the Terra Lycos Group. GetRelevant has provided online customer acquisition technology, enabling Terra Lycos Group's advertising customers to reach a qualified audience to achieve higher conversion rates.

Notwithstanding its strategy of selective acquisitions, the Group is constantly aware of all potential business opportunities, bearing in mind its total liquidity of €1,800 million available as of December 31, 2002, which will enable it to acquire businesses of real strategic value for the Terra Lycos Group.

Main operating and financial data

Operating data

As of December 31, 2002, the Terra Lycos Group had 4.1 million subscribers to its access business, of which 1.4 million were paying customers.

With approximately 368 million hits per day worldwide, Terra Lycos is one of the most visited sites in the world.

Financial data

Revenues amounted to €622 million in 2002, down 10% from 2001.

In 2002 the Terra Lycos Group achieved a significant improvement in its profitability ratios, since its EBITDA improved steadily during the year.

As regards its cash position, the Terra Lycos Group managed its liquidity well, since at 2002 year-end its balance of cash and liquid financial investments amounted to €1,761 million, placing the Group at the forefront of the industry.

The Terra Lycos Group has managed to maintain its level of revenues while at the same time implementing a strong cost-cutting drive. The Group has continued along the path of profit by cutting costs without affecting growth, thanks to initiatives such as the expansion of the Seis Sigma processes and quality improvement program, which focuses on both maximizing growth and optimizing available resources.

Changes in the management team

On January 30, 2002, Jesús María Zabalza Lotina replaced Isidro Fainé Casas on the Board of Directors. Carlos Fernández-Prida was appointed to the Board on April 9, 2002, while Jesús María Zabalza Lotina stepped down as member of the Board on June 25, 2002. Subsequent to 2002 year-end, two new independent directors, Luis Badía and Luis Bassat, were appointed to the Board of Directors of the Controlling Company, replacing Jesús María Zabalza and Alejandro Junco de la Vega.

In the second half of 2002, the Terra Lycos Group organization was restructured, leading to a number of changes in the management team. Among those who left the Terra Lycos Group, mention should be made of Antonio García-Urgelés, until then Executive Vice President for Latin America and Spain, and Julián de Cabo, Country Manager for Spain. Silvia de Jesús took over the position of Executive Vice President for Latin America, while Inés Leopoldo took over as Executive Vice President for Spain. Lastly, Javier Martínez took over as Executive Vice President of Global Operations.

Treasury stock

Pursuant to Article 79.3 of the revised Corporations Law, the Controlling Company has a restricted reserve of €1,858 thousands of euros relating to a total of 2,420,468 shares of treasury stock, representing 0.398% of the capital stock as of December 31, 2002, with an average acquisition price of US$ 0.81 per share.

Research and development

The Terra Lycos Group is actively involved in creating and implementing new services and systems in collaboration with leading market suppliers, and also collaborates closely with Telefónica Investigación y Desarrollo, S.A. (TIDSA) on the exploration and development of new technological solutions which duly comply with market, fair trade and regulatory requirements.

The Terra Lycos Group is aware of the advantages of including in its research and development program the opportunities presented to it by its subsidiaries, and takes great interest in those arising in the different units' specific areas of expertise. The Terra Lycos Group strives constantly to improve its existing services and systems and to develop new services which add value to and enrich the Group's family of products.

The time taken to develop and launch new services varies based on the complexity of the service. A service with a moderate level of complexity is estimated to take about 16 to 18 weeks to complete.

In 2002 the Terra Lycos Group developed an online gaming platform (MPG) with functionalities, business and management modules that are unique in the online leisure products market. The differential developments and add-ons created a product destined to lead the digital entertainment industry. This product (Terra Games MPG) was developed in 18 months.

Each development goes through a formal process consisting of various phases beginning with definition of the service and ending with its verification and validation, in order to guarantee its quality once it is included in the Terra Lycos Group's product catalog.

The services are generally developed globally for all the countries where the Terra Lycos Group is present, and adapted locally during the process of implementation in each country.

ITEM 4

Terra Networks, S.A.
and Subsidiaries

Consolidated Financial Statements
for the Year Ended December 31, 2002,
compared to the Year Ended December 31, 2001
together with the Auditors' Report
for the Year Ended December 31, 2002,

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 22).
In the event of a discrepancy, the Spanish-language version prevails.

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain. In the event of a discrepancy, the Spanish-language version prevails.

Auditors' Report on Consolidated Financial Statements

To the Stockholders of
Terra Networks, S.A.:

1. We have audited the consolidated financial statements of TERRA NETWORKS, S.A. AND SUBSIDIARIES ("the Group") comprising the consolidated balance sheet as of December 31, 2002, and the related consolidated statement of operations and notes to consolidated financial statements for the year then ended. The preparation of these consolidated financial statements is the responsibility of the Parent Company's directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the consolidated financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made. Our work did not include an examination of the 2002 financial statements of Terra Networks España, S.A. and Lycos Europe, N.V., which were wholly-owned and 32.07% owned, respectively, by Terra Networks, S.A. as of December 31, 2002, and whose assets and losses before taxes and minority interests represented 3.33% and 9.96%, respectively, and the net sales of Terra Networks, S.A. represented 16.21%, of the related consolidated figures in 2002. The financial statements of Terra Networks España, S.A. and Lycos Europe, N.V. referred to above were audited by other auditors (BDO Audiberia Auditores, S.L. and KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, respectively) and our opinion as expressed in this report on the consolidated financial statements of Terra Networks, S.A. is based, with respect to the ownership interests in Terra Networks España, S.A. and Lycos Europe, N.V., solely on the reports of the aforementioned auditors.

2. As required by Spanish corporate law, for comparison purposes the Parent Company's directors present, in addition to the 2002 figures for each item in the consolidated balance sheet, consolidated statement of operations and consolidated statement of changes in financial position, the figures for 2001. For the purpose of comparing the consolidated balance sheets for 2002 and 2001, the significant decrease in the Group's assets recorded in 2002 as a result of the write-down of goodwill, tax assets and other assets made in 2002 should be taken into account (see Note 1). Our opinion refers only to the 2002 consolidated financial statements. Our auditors' report dated February 26, 2002, on the 2001 consolidated financial statements contained an unqualified opinion.

3. As indicated in Note 1, in 2002 there were substantial variances in the results of a significant number of subsidiaries with respect to those forecast in the budget for 2002 and in the Group's business plans in force as of that date. At 2002 year-end Terra Networks, S.A. performed a study of the evolution of the Group companies' business plans, based on the new market circumstances in general and on the Internet industry in particular, in order to determine the recoverability of the goodwill, the capitalized tax assets and other fixed assets in the Group's consolidated balance sheet. Based on the findings of these studies and on the conclusions in the reports of third parties prepared at the request of the Company's

Board of Directors, goodwill, tax assets and other fixed assets were written down by €856.657million, €384,530 million and €110,843 million, respectively (see Note 1).

The Group's new business plan prepared by Company management envisages the obtainment of net income in 2005. Based on the results projected for the coming ten years in the aforementioned plan, the Group has maintained a balance under the "Long-Term Investments" caption which as of December 31, 2002, amounted to €291,364 thousand, relating to prepaid income taxes and tax assets for tax losses incurred in 2001 and prior years, which it expects to offset over the next ten years, as indicated in Notes 4-l and 15. In view of the nature of any business plan, which is based on future expectations, significant differences might arise between the projected and actual results. Management of Terra Networks, S.A. intends to update the plan every year and, in any case, whenever the evolution of the business calls for this. The financial position as of December 31, 2002, amply covers the cash needs envisaged in the aforementioned plan for 2003.

4. In our opinion, based on our audit and on the reports of the other auditors (BDO Audiberia and KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft), the consolidated financial statements referred to above present, in all material respects, a true and fair view of the net worth and financial position of Terra Networks, S.A. and Subsidiaries as of December 31, 2002, and of the results of their operations and of the funds obtained and applied in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

5. The accompanying consolidated management report for 2002 contains the explanations which the directors of Terra Networks, S.A. consider appropriate about the Group's situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the management report is consistent with that contained in the consolidated financial statements for 2002. Our work as auditors was confined to checking the consolidated management report with the aforementioned scope, and did not include a review of any pro forma information or information other than that drawn from the consolidated companies' accounting records.

February 26, 2003

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 22). In the event of a discrepancy, the Spanish-language version prevails.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

ASSETS	Thousands of Euros 31/12/02	Thousands of Euros 31/12/01	STOCKHOLDERS' EQUITY AND LIABILITIES	Thousands of Euros 31/12/02	Thousands of Euros 31/12/01
DUE FROM STOCKHOLDERS FOR UNCALLED CAPITAL (Notes 4-a and 11)	291,857	367,013	**STOCKHOLDERS' EQUITY (Note 11)**		
FIXED AND OTHER NONCURRENT ASSETS			Capital stock	1,216,321	1,242,532
Start-up expenses (Note 7)	1,466	85,838	Additional paid-in capital	5,491,533	5,635,694
Intangible assets- (Note 8)	57,086	158,097	Reserves of the Parent Company:		
Research and development expenses	155	155	Unrestricted reserves	6	6
Intellectual property	23,052	26,209	Reserves for treasury stock	1,858	2,187
Computer software	78,627	85,006	Reserves for redeemed capital stock	26,211	0
Intangible assets in progress	3,977	2,979	Prior years' income	111,320	9,951
Other intangible assets	112,482	203,674	Reserves at fully consolidated companies	(1,127,157)	(604,043)
Allowances	(19,377)	(22)	Reserves at companies accounted for by the equity method	(185,451)	(41,227)
Accumulated amortization	(141,830)	(159,904)	Translation differences in consolidation	(334,884)	(122,010)
Property and equipment- (Note 9)	54,759	128,218	Loss for the year attributable to the Parent Company	(2,008,870)	(566,298)
Land and structures	18,312	18,888	**Total stockholders' equity**	3,190,887	5,556,792
Plant and machinery	8,782	9,919			
Computer hardware	131,956	154,325			
Furniture	14,120	15,640			
Advances and construction in progress	214	3,232	**MINORITY INTERESTS (Note 12)**	0	3,528
Other tangible fixed assets	8,147	7,377			
Allowances	(29,233)	0			
Accumulated depreciation	(97,539)	(81,163)	**NEGATIVE CONSOLIDATION GOODWILL (Note 4-a)**	7,587	12,903
Long-term investments-	522,278	1,125,515			
Investments in companies accounted for by the equity method (Note 6)	134,863	274,995			
Other investments (Note 10)	93,785	50,193	**DEFERRED REVENUES**	485	4,724
Receivable from Telefónica Group companies (Note 13)	0	1,496			
Loans to associated companies (Note 14)	11,902	21,109			
Other loans	297	390	**PROVISIONS FOR CONTINGENCIES AND EXPENSES (Note 4-h)**	34,789	30,581
Long-term deposits and guarantees given	1,839	2,065			
Taxes receivable (Note 15)	291,634	683,260			
Other long-term investments (Notes 4 and 11)	71,400	138,942	**LONG-TERM DEBT**	6,116	16,088
Allowance for investments in companies accounted for by the equity method (Note 6)	(4,789)	(5,644)			
Portfolio allowances (Note 10)	(78,653)	(39,795)			
Other financial allowances	0	(1,496)	**LONG-TERM DEFERRED TAX LIABILITY (Note 15)**	2,744	51,208
Long-term treasury stock (Note 11)	1,858	2,187			
Total fixed and other noncurrent assets	637,447	1,499,855			
CONSOLIDATION GOODWILL (Notes 4 and 5)	627,189	1,819,185			
DEFERRED CHARGES	10,369	8,824			
CURRENT ASSETS					
Due from stockholders for uncalled capital (subsidiaries)	0	0	**CURRENT LIABILITIES**		
Inventories	415	2,334	Payable to credit institutions	0	0
Accounts receivable-	147,363	179,977	Payable to Telefónica Group companies (Note 13)	34,855	138,559
Trade receivables for sales and services	37,403	62,025	Payable to associated companies (Note 14)	3,478	3,077
Receivable from Telefónica Group companies (Note 13)	60,545	44,407	Trade accounts payable	118,879	172,345
Receivable from associated companies (Note 14)	2,870	2,667	Other nontrade payables:		
Taxes receivable (Note 15)	45,450	68,881	Taxes payable (Note 15)	12,480	6,627
Other accounts receivable	1,095	1,997	Other nontrade payables	34,738	53,411
Short-term investments-	1,734,663	2,189,388	Accrual accounts	57,884	57,488
Loans to Telefónica Group companies (Note 13)	1,362,299	1,591,598	**Total current liabilities**	262,314	431,507
Loans to associated companies (Note 14)	181	6,202			
Other short-term investments (Note 4-h)	372,183	591,588			
Cash	26,425	736			
Accrual accounts	29,194	40,019			
Total current assets	1,938,060	2,412,454			
TOTAL ASSETS	3,504,922	6,107,331	**TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES**	3,504,922	6,107,331

The accompanying Notes 1 to 22 are an integral part of the consolidated balance sheet as of December 31, 2002.

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 22). In the event of a discrepancy, the Spanish-language version prevails.

TERRA NETWORKS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Thousands of Euros			Thousands of Euros	
EXPENSES:			**REVENUES:**		
Decrease in inventories	3,839	2,441	Net sales:		
Procurements:			Net sales to *Telefónica Group* companies (Note 16)	53,651	28,030
Purchases from Telefónica Group companies (Note 16)	160,122	166,453	Net sales and services to associated companies	32,454	1,445
Purchases from associated companies	361	0	Net sales and services	530,841	660,480
Other purchases and work *performed by other* companies	129,297	183,145	Capitalized expenses of Group work on fixed assets	1,656	2,488
Personnel expenses (Note 16)	165,433	204,969	Other operating revenues *from Telefónica* Group companies (Note 16)	1,989	494
Depreciation and amortization expense	142,718	157,426	*Other operating revenues*	1,200	575
Variation in operating allowances	21,613	22,887	**Total operating revenues (Note 16)**	621,791	693,512
Other operating expenses:					
Outside services provided by Telefónica Group *companies* (Note 16)	12,596	25,023			
Outside services provided by associated companies	87	58			
Outside *services* and other operating expenses (Note 16)	270,137	348,554			
Total operating expenses	906,203	1,110,956			
Operating income	-	-	**Operating loss**	284,412	417,444
			Revenues from investments in and loans to Telefónica Group companies (Note 16)	48,989	70,366
			Revenues from investments in and loans to associated companies	313	8,576
Financial *expenses* on debts	3,977	10,480	Financial revenues *from investment* securities and loans	21,037	57,384
Exchange losses	7,864	13,152	Exchange *gains*	8,973	14,009
Other financial and similar expenses	7,467	7,257	Other financial and similar revenues	3,540	6,816
Financial income	63,544	126,262	**Financial loss**	-	-
Share in losses of companies *accounted for by the* equity method (Note 6)	148,902	181,732			
Amortization of consolidation goodwill (Note 5)	254,157	386,332	*Reversal of negative consolidation* goodwill	1,602	2,825
Income from ordinary activities	-	-	**Loss on ordinary activities**	622,325	856,421
Variations in investment valuation allowance (Note 10)	33,488	12,163			
Variation *in* tangible fixed asset and intangible asset allowances	54,199	0			
Losses on investments	2,866	0	*Gain on sale of investments*	19,734	0
Extraordinary expenses and losses (Note 16)	994,935	65,533	Other extraordinary revenues	19,422	2,849
Extraordinary income	-	-	**Extraordinary loss**	1,046,332	74,847
Income before taxes and minority interests	-	-	**Loss before taxes and minority interests**	1,668,657	931,268
			Corporate income tax (Note 15)	(342,625)	363,350
			Loss attributed *to minority interests* (Note 12)	2,412	1,620
Net income for the year	-	-	**Loss for the year**	2,008,870	566,298

The accompanying Notes 1 to 22 are an integral part of the consolidated statement of operations for the year ended December 31, 2002.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 22). In the event of a discrepancy, the Spanish-language version prevails.

TERRA NETWORKS, S.A.

AND SUBSIDIARIES

NOTES TO 2002 CONSOLIDATED FINANCIAL STATEMENTS

(1) DESCRIPTION OF THE TERRA NETWORKS GROUP

Terra Networks, S.A. ("the Parent Company") was incorporated for an indefinite period of time in Madrid on December 4, 1998, under its original name of Telefónica Comunicaciones Interactivas, S.A. The Parent Company changed its corporate name to Telefónica Interactiva, S.A. on February 17, 1999, and to Terra Networks, S.A. on September 7, 1999.

Its registered office is at Calle Nicaragua, 54, Barcelona.

Its corporate purpose is the provision and operation of Spanish and international telecommunications services, the provision of related content production services for on-line access, interactive services, and the provision and operation of current and future information and communications services and technologies, subject in all cases to the applicable legislation and to the prior obtainment, where necessary, of such administrative authorizations or licenses as might be required. The Parent Company may also engage in the design, development, manufacture and marketing of supplementary equipment and systems for the functioning of said communications and in the provision of services relating to project coordination and management and to the installation, maintenance, operation, management, administration and marketing of, and counseling on, communications systems.

All the business activities composing the corporate purpose may be carried on in Spain and abroad, and the Parent Company may perform them directly or through interests in the business activities of other companies with a similar corporate purpose, either by promoting the foundation or formation of such companies or by acquiring holdings in their capital.

In order to carry on its business activities, Terra Networks, S.A. has incorporated subsidiaries in most of the countries in which it provides its services. Specifically, as of December 31, 2002, the Terra Lycos Group was providing services through direct or indirect holdings in Spain, France, Italy, Germany, the U.K., the Netherlands, Austria, Switzerland, Denmark, Norway, Sweden, Finland, Belgium, the Czech Republic, Mexico, Brazil, the U.S., Guatemala, Argentina, Peru, Chile, Colombia, Venezuela, El Salvador, Uruguay, Costa Rica, Honduras, Nicaragua, Panama, the Dominican Republic, China, Singapore, Taiwan, the Philippines, Malaysia, India, Indonesia, Hong Kong and Thailand, (see Exhibit I). The holdings in France, Italy, Germany, the U.K., the Netherlands, Austria, Switzerland, Denmark, Norway, Sweden, Finland, Belgium, the Czech Republic, China, Singapore, Taiwan, the Philippines, Malaysia, India, Indonesia, Hong Kong and Thailand arose as a result of the merger with Lycos, Inc. (formerly Lycos Virginia, Inc.), which was approved by the Board of Directors of Terra Networks, S.A. on May 16, 2000; the European holdings are owned through Lycos Europe N.V., a subsidiary of Lycos, Inc.

The agreements entered into on May 16, 2000, by Terra Networks, S.A., Telefónica, S.A., Lycos, Inc. and Bertelsmann AG for the acquisition of Lycos, Inc. included an agreement for cooperation relating to access to the new content of the Group and joint marketing campaigns. The agreement stipulated that Bertelsmann AG would make payments of US$ 325 million for the products and services purchased from the Terra Lycos Group in the first two years following the merger of Terra Networks, S.A. and Lycos, Inc. The agreement also stated that Bertelsmann AG would make certain payments up to a total amount of US$ 675 million for the products and services purchased from the Group in the first three years following the second anniversary of the merger of Terra Networks, S.A. and Lycos, Inc., and Telefónica, S.A. undertook to purchase goods and services from the Group during that period for the amount of the purchases not made by Bertelsmann AG, up to a total amount of US$ 675 million. On February 12, 2003, Terra Networks, S.A. and Telefónica, S.A. have entered into a Framework Strategic Alliance Agreement to replace the afore-mentioned Strategic Agreement. Also, all the parties have entered into a preferential interest agreement that will make it possible to continue to explore opportunities for mutually providing communications, development and content services in the on-line market.

The new contract between Terra Networks, S.A. and Telefónica, S.A. was entered into in response, on the one hand, to the changes in the Internet businesses and, in particular, the development of broad band technology and, on the other, to the need to adapt the range of products and services offered by the Terra Lycos Group under the Agreement dated May 16, 2000, to the aforementioned new market conditions and to the specific needs of the Telefónica Group in the markets in which it operates.

As reflected by a study carried out by an independent appraiser, at the request of the Parent Company's Board of Directors, the ability of the new strategic alliance agreement to create value for the Terra Lycos Group and its stockholders is, at least, equal to that of the agreement which it replaces. The Framework Agreements makes maximum use of the capacity of the Telefónica Group, as a connectivity and broad and narrow band Internet access provider, and of the Terra Lycos Group, as a portal, aggregator, provider and manager of wireline telephony Internet content and services in the residential, SOHO and, when so agreed, SME market. The new agreement establishes a new relationship model between the companies that better exploits their respective capabilities in order to boost their growth in the Internet, with the aim of taking advantage of the synergies and creating value for both companies. As a result of this alliance, the Terra Lycos Group is guaranteed the generation of at least €78.5 million per year in value, calculated as the difference between the operating revenues arising from the services provided under the Framework Agreement and the costs and investments directly associated therewith. The term of the new agreement is six years, and it is expected to be renewed on an annual basis thereafter (see Note 20).

During 2002 the Terra Lycos Group's business model has been evolving progressively to adapt to circumstances in the market in general, and in the Internet industry in particular. One of the most noteworthy aspects to be taken into account when analyzing the growth and development of the Terra Lycos Group in 2002 is the negative macroeconomic situation in the countries in which it is present. To the negative consequences of this situation for the Company in terms of revenues must be added the additional negative impact of the exchange rates of certain currencies (basically the U.S. dollar and the Brazilian real) on the consolidated statement of operations. Added to this negative macroeconomic scenario in 2002 was the worsening in the crisis of online advertising and the Internet market. The political and social instability being experienced by certain of the main countries in which the Terra Lycos Group is present, in particular Brazil, Venezuela and Argentina, is also noteworthy. As a consequence, most of the Terra Lycos Group's subsidiaries have obtained negative deviations in their net results compared to those budgeted for 2002.

The Company performs on-going business reviews and, based on quantitative and qualitative measures, assesses the need to record impairment losses on goodwill and other intangibles used in operations when impairment indicators are identified. When impairment indicators are identified, the Company determines the amount of the impairment charge by comparing the carrying value of goodwill and certain other intangible assets to their fair value. The Company determines fair value based on a discounted cash flow methodology, which is calculated as the present value of the expected future cash flows. At 2002 year-end, these analyses, based on the estimated future value that each of the businesses and countries will generate, were performed in order to determine the recovery of the goodwill, capitalized tax assets, and of other fixed assets in the consolidated balance sheet of the Terra Lycos Group, in accordance with the accounting principle of prudence in valuation. Additionally, an independent appraiser has been requested to prepare a study in relation to the goodwill associated with the acquisition of Lycos, Inc. (which represents approximately 50% of the total).

As a result of this study, in accordance with the accounting principle of prudence in valuation, as of December 31, 2002 consolidation goodwill amounting to €856,657 thousand was written down and capitalized tax credits amounting to €384,530 thousand were reversed (see Notes 5 and 15). Also, €56,622 thousand of start-up costs were written down and tangible fixed asset and intangible asset allowances were recorded amounting to €32,573 thousand and €21,648 thousand, respectively (see Notes 7, 8 and 9).

Terra Networks, S.A. is listed on the Spanish (New Market) and New York (NASDAQ) Stock Exchanges. As of December 31, 2002 and 2001, its stockholders were as follows:

Stockholder	Percentage of Ownership	
	12/31/02	12/31/01
Telefónica, S.A.	38.58	37.03
Citibank, NA	4.59	7.80
Other stockholders	56.83	55.17
Total	100.00	100.00

The purpose of the holdings owned by Citibank, NA and of the minority holdings of Banco Zaragozano (1.15%) and Caja de Ahorros y Pensiones de Barcelona (1.15%) was to enable the financial institutions acting as agents in the Stock Option Plan for Terra Networks, S.A.'s employees (see Notes 11, 18-a and 18-b) to have ownership interests in the capital stock of Terra Networks, S.A.

As of December 31, 2002, Lycos, Inc. owned a total of 2,420,468 shares of its Parent Company, Terra Networks, S.A., which represents 0.398% of the capital stock as of that date.

Because of the activities in which the Terra Lycos Group engages, it has no liabilities, expenses, assets, or allowances and contingencies of an environmental nature which could be material in relation to the Group's net worth, financial position and consolidated results. Accordingly, specific details are not included in these notes to the consolidated financial statements with respect to information relating to environmental matters.

(2) BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a) *True and fair view-*

The accompanying consolidated financial statements, which were prepared by the Parent Company's directors from the accounting records of Terra Networks, S.A. and its subsidiaries, are presented in accordance with the Spanish National Chart of Accounts and Royal Decree 1815/1991 and, accordingly, give a true and fair view of the net worth, financial position and results of operations of the Parent Company and its subsidiaries. The financial statements of the subsidiaries were prepared by each company's directors in accordance with Spanish accounting principles and standards and with the applicable legislation in the countries in which these companies are located.

The 2002 consolidated financial statements will be submitted for approval by the Parent Company's Stockholders' Meeting, and it is considered that they will be approved without any changes.

The consolidated financial statements for 2001 were approved by the Stockholders' Meeting of Terra Networks, S.A. on April 9, 2002.

The figures in the accompanying consolidated balance sheets, consolidated statements of operations and notes to consolidated financial statements are expressed in thousands of euros unless otherwise stated.

b) Consolidation principles-

The companies over which effective control is exercised by virtue of ownership of a majority of the voting rights in their representation and decision-making bodies were fully consolidated; those in which there is significant influence but not ownership of a majority of the voting rights or joint management with third parties are accounted for by the equity method.

In 2002, all the subsidiaries (see Exhibit I) were fully consolidated, except for Red Universal de Marketing y Bookings Online, S.A., A tu hora, S.A., Corporación Real Time Team, S.L., Uno-e Bank, S.A., Azeler Automoción, S.A., OneTravel.com, Inc., Terra Mobile, S.A., Iniciativas Residenciales en Internet, S.A. and the associated companies of Lycos, Inc. (Lycos Japan K.K., Lycos Asia Limited, Lycos Korea, Inc., Lycos Europe N.V., Sympatico Lycos, Inc., Lycos Ventures LP, Fast Search & Transfer ASA y Autobytel, Inc.), which are accounted for by the equity method, since in these companies, although there is not control of the governing bodies or ownership of the majority of the voting rights, there is a lasting relationship in which influence is exercised in the management of the companies.

In 2002 the minority holdings which Lycos, Inc. owns in Fast Search & Transfer ASA and Autobytel, Inc., over whose management significant influence is not exercised, were recorded at market value, rather than being accounted for under the equity method, which gave rise to a charge amounting to €28,303 thousand which was recorded under the "Variation in Investment Valuation Allowance" caption in the consolidated statement of operations.

In 2001, all the subsidiaries (see Exhibit I) were fully consolidated, except for Red Universal de Marketing y Bookings Online, S.A., A tu hora, S.A., Corporación Real Time Team, S.L., Uno-e Bank, S.A., Azeler Automoción, S.A., OneTravel.com, Inc., Terra Mobile, S.A., Emplaza, S.A. and the associated companies of Lycos, Inc. (Lycos Japan K.K., Lycos Asia Limited, Lycos Korea, Inc., Lycos Europe N.V., Sympatico Lycos, Inc., Lycos Ventures LP, Fast Search & Transfer ASA y Autobytel, Inc.), which were accounted for by the equity method, since in these companies, although there is not control of the governing bodies or ownership of the majority of the voting rights, there is a lasting relationship in which influence is exercised in the management of the companies.

Additionally, there are inactive companies, whose effect on the consolidated financial statements is not significant, which were not included in the scope of consolidation, and other companies in which the Parent Company owns holdings of 20% or less, which are included in the consolidated balance sheet under the "Other Investments" caption at historical cost. The related investment valuation allowance was recorded where necessary (see Note 10).

All material accounts and transactions between the consolidated companies were eliminated in consolidation.

The equity of the minority stockholders in the net worth and results of the fully consolidated subsidiaries is recorded under the "Minority Interests" caption on the liability side of the consolidated balance sheet and the "Loss Attributed to Minority Interests" caption in the consolidated statement of operations, respectively.

The result of accounting for the investments in associated companies in the consolidated balance sheet by the equity method is reflected under the "Investments Accounted for by the Equity Method" caption on the asset side of the consolidated balance sheet and the "Share in Losses of Companies Accounted for by the Equity Method" caption in the consolidated statement of operations, respectively.

In accordance with standard practice in Spain, the accompanying consolidated financial statements do not include the tax effect, if any, of transferring the reserves of the consolidated companies to the Parent Company's accounts, since it is considered that these reserves will be used as self-financing resources by the respective consolidated companies.

c) Comparative information-

As a general rule, and pursuant to current accounting legislation, the Parent Company amortizes goodwill systematically over the period in which it will contribute to the obtainment of revenues.

In order to adapt the amortization period to the revenue generation estimates made on the basis of the new economic situation and the rate of maturation of the industry, and to thus achieve a better matching of expenses and revenues, from July 1, 2001 onwards the goodwill not assigned to specific assets started to be amortized over ten years, and the remaining useful lives as of June 30, 2001, were extended by five years.

d) Scope of consolidation-

The consolidated Terra Lycos Group companies and information thereon are described in Exhibit I.

The main changes in the scope of consolidation in 2002 and 2001 were as follows (in chronological order):

d.1.) Subsidiaries-

- Terra Networks Latam, S.L.-

In April and December 2002 a corporate reorganization was carried out through the contribution by Terra Networks, S.A. to Terra Networks Latam, S.L. (a wholly-owned subsidiary) of the holdings in foreign companies located in Latin America at their net book value (see Exhibit I).

- Terra Networks Asociadas, S.L.-

In June and December 2002 a corporate reorganization was completed through the contribution by Terra Networks, S.A. to Terra Networks Asociadas, S.L. (a wholly-owned subsidiary) of various holdings of under 100% in Spanish and foreign companies at their net book value (see Exhibit I).

The detail of the capital increases at foreign subsidiaries in 2002 is as follows (amounts in thousands of U.S. dollars):

Company	Capital Increase through Conversion of Debt	Capital Increase through Fully Subscribed Monetary Contribution
T.N Guatemala, S.A.	-	1,100
T.N. Perú, S.A.	4,976	-
T.N. México Holding, S.A. de C.V.	-	34,500
T.N. Chile Holding Ltda.	-	1,700
T.N. Venezuela, S.A.	-	3,125
T.N. Colombia Holding S.A.	-	7,700

The detail of the capital increases at foreign subsidiaries in 2001 is as follows (amounts in thousands of U.S. dollars):

Company	Capital Increase through Conversion of Debt	Capital Increase through Fully Subscribed Monetary Contribution
T.N Guatemala, S.A.	6,772	2,000
T.N. Perú, S.A.	13,732	-
T.N. Argentina, S.A.	5,500	-
T.N. México Holding, S.A. de C.V.	140,760	75,000
Telefónica Interactiva Brasil, S.A.	38,007	-
Terra Networks Brasil, S.A.	127,979	-
T.N. Chile Holding Ltda.	-	8,500
T.N. Venezuela, S.A.	4,700	5,450
T.N. Colombia Holding S.A.	-	3,250
T.N. Uruguay, S.A.	2,072	-

d.2) Associated companies-

- Terra Mobile, S.A.-

In December 2001 Terra Mobile, S.A. increased capital by €132 million through the conversion of loans from its two stockholders into capital. Subsequently, Terra Networks, S.A. sold to Telefónica Móviles, S.A. a portion of the holding in this company for its net book value, thereby reducing Terra Networks, S.A.'s ownership interest in Terra Mobile, S.A. from 49% to 20%.

- OneTravel.com, Inc.-

In 2002 OneTravel.com, Inc, increased capital by US$ 17.8 million through the conversion of loans from its stockholders into capital and the additional contribution of funds by its stockholders, increasing to 39.6% the holding of Terra Networks, S.A. in the capital stock of OneTravel.com, Inc.

- Uno-e Bank, S.A.-

Pursuant to the agreements entered into in February 2000 by Telefónica, S.A. and Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in August 2001 Terra Networks, S.A. acquired a 49% holding in Uno-e Bank, S.A. for €160,434 thousand.

On May 15, 2002, Terra Networks, S.A. and Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) entered into a memorandum of understanding to integrate the consumer finance lines of business of Finanzia Banco de Crédito, S.A. (a wholly-owned investee of BBVA) and Uno-e Bank, S.A. The agreement relating to this integration was subject to legal, financial and business review, and to the relevant internal and administrative authorizations. When the integration takes place, Terra Networks, S.A. and the BBVA Groups will have ownership interests of 33% and 67%, respectively, in Uno-e Bank, S.A.

Additionally, on January 10, 2003, Terra Networks, S.A. and BBVA entered into an agreement for the integration of the private consumer line of business of Finanzia Banco de Crédito, S.A. and Uno-e Bank, S.A., in terms more suited to their respective interests than those established in the memorandum of understanding of May 15, 2002, which is rendered void. The definitive agreement is subject to the related internal and administrative authorizations, which will foreseeably be granted before June 30, 2003 as a condition for the formalization and execution of the integration transaction (see Note 20).

Lycos Korea, Inc.-

In August 2002, Lycos, Inc. sold its holding in Lycos Korea, Inc., and entered into a strategic alliance with Lycos Korea, Inc. which grants the latter use under license of the Lycos brand and of certain Lycos products. The gain obtained on the sale amounted to €10,616 thousand, which are recorded under the "Gain on Sale of Investments" caption in the accompanying consolidated statement of operations.

Sympatico Lycos, Inc.-

In September 2002 Lycos, Inc. arranged the sale of its minority holding in the Canadian company Sympatico Lycos, Inc., and entered into a strategic alliance with Sympatico Lycos, Inc. which grants the latter use under license of the Lycos brand and of certain Lycos products. The gain obtained on the sale of the aforementioned holding amounted to €8,493 thousand, which are recorded under the "Gain on Sale of Investments" caption of the accompanying consolidated statement of operations.

Lycos Japan, K.K.-

In December 2002 all the holding in Lycos Japan, K.K. was sold, giving rise to a loss of €2,465 thousand, which is recorded under the "Losses on Investments" caption in the accompanying consolidated statement of operations. Under the terms of the sale agreement, Lycos Japan, K.K. continues to be a licensee of the Lycos brand and of certain Lycos products.

The detail of the capital increases at associated Terra Lycos Group companies in 2002 is as follows (amounts in thousands of euros):

Company	Capital Increase through Conversion of Debt	Capital Increase through Fully Subscribed Monetary Contribution
Terra Mobile, S.A.	6,029	27,500
Uno-e Bank, S.A.	-	29,400
Inversis Networks, S.A.	-	1,707
One Travel.com, Inc.	8,021	2,292
Emplaza, S.A.	-	1,351
Iniciativas Residenciales en Internet, S.A.	-	2,404
Azeler Automoción, S.A.	-	990

The detail of the capital increases at associated companies of the Terra Lycos Group in 2001 was as follows (amounts in thousands of euros):

Company	Capital Increase through Conversion of Debt	Capital Increase through Fully Subscribed Monetary Contribution
Terra Mobile, S.A.	64,680	-
Uno-e Bank, S.A.	-	160,000
Inversis Networks, S.A.	-	3,440
Iniciativas Residenciales en Internet, S.A.	-	1,445
Azeler Automoción, S.A.	-	4,207
A tu Hora, S.A.	-	2,291
Red Universal de Marketing y Bookings Online, S.A.	-	2,500

(3) ALLOCATION OF LOSS

The Parent Company's directors propose to allocate the Parent Company's loss for 2002 in full to "Accumulated Losses".

(4) VALUATION STANDARDS

The main valuation standards applied by the Parent Company in preparing the accompanying consolidated financial statements were as follows:

a) Consolidation goodwill-

Consolidation goodwill relates to the positive difference between the amounts paid to acquire the subsidiaries and the value of the proportional part of their equity at the acquisition date, net of value adjustments and allowances recorded before the date of first-time consolidation and prior to uniformity adjustments.

Pursuant to Royal Decree 1815/1991 enacting the rules for the consolidation and integration of companies, the difference arising in first-time consolidation between the acquisition cost recorded by the acquiring company and the equity of the acquired company is recorded under the "Consolidation Goodwill" caption on the asset side of the consolidated balance sheet. The recoverability of the goodwill depends on the fulfillment of the future business plans prepared by the Group. In view of the nature of any business plan, which is based on future expectations, significant differences may arise between the projected and actual results.

- *Amortization and impairment of goodwill*

The Parent Company amortizes goodwill systematically over the period in which it will contribute to the obtainment of revenues.

In 2001 the Parent Company carried out a study of the evolution of the investees' business plans. As a result of the study, the balance of the "Consolidation Goodwill" caption was written down by €35,083, thousand and a portion of goodwill was allocated to the agreement entered into on May 16, 2000 by Bertelsmann AG, Telefónica, S.A. and Terra Networks, S.A.

Also, in 2001 the Company adapted the amortization period for goodwill to the new revenue forecasts in order to achieve a better matching of expenses and revenues in the future, in accordance with the effective rate of maturation of the Terra Lycos Group and of the industry in which it operates. As a general rule the new amortization period is ten years, except for the portion of goodwill assigned to the agreement entered into by Bertelsmann AG, Telefónica, S.A. and Terra Networks, S.A. which will be recovered in proportion to the revenues generated by that agreement.

In 2002 the Terra Lycos Group subsidiaries' business model developed toward a model based on access charges, pay content, and one-on-one advertising, a development which had already commenced in 2001. At 2002 year-end, a study was made of these companies' business plans, in accordance with the new circumstances in the market in general and the Internet industry in particular. The objective of these analysis was to determine the recovery of the goodwill, capitalized tax assets, and of other fixed assets on the consolidated balance sheet of the Terra Lycos Group, on the basis of the estimates of the future value that each of the businesses and countries will generate, in accordance with the accounting principle of prudence in valuation.

As a result of this study, unamortized consolidation goodwill was written down by €856,657 thousand as of December 31, 2002 (see Note 5).

The goodwill generated in 2002 amounted to €3,523 thousand. The charge to the 2002 consolidated statement of operations for amortization of consolidation goodwill amounted to €254,157 thousand (see Note 5).

The goodwill arising from the acquisitions made in 2001 amounted to €145,458 thousand. The charge to the 2001 consolidated statement of operations in connection with the amortization of consolidation goodwill amounted to €386,332 thousand (see Note 5). Had the consolidation goodwill been amortized on a straight-line basis over five years throughout 2001, the charge in this connection to the 2001 consolidated statement of operations would have increased by €163,408 thousand.

- *Calculation of goodwill arising from the acquisition of Lycos, Inc.*

For the purposes of calculating the goodwill arising from the acquisition of Lycos, Inc., the acquisition cost recorded in the individual financial statements of Terra Networks, S.A. (capital increase of 302,031,974 shares issued at a par value of €11 each plus the expenses relating to the transaction) was broken down in two different tranches:

1.- New shares of Terra Networks, S.A. issued, subscribed and paid in full to cover the current shares of Lycos, Inc. (239,491,725 shares issued at a par value of €11 each plus the expenses associated with the transaction).

These shares issued by Terra Networks, S.A. covered 111,391,500 shares of Lycos, Inc. at an exchange ratio of 2.15.

2.- New shares of Terra Networks, S.A. issued, subscribed and paid in full to cover the shares of Lycos, Inc. issued and subscribed relating to the aforementioned company's employees' stock option plans (62,540,249 shares issued a value of €11 each). These shares are deposited at Citibank, under a share deposit agreement (see Note 11). These shares issued by Terra Networks, S.A. covered 29,088,488 Lycos, Inc. shares at a share exchange ratio of 2.15.

For accounting purposes, a distinction was drawn between:

2A.- Shares that cover options of employees of Lycos, Inc. with an exercise price equal to or greater than €11 (44,664,894 shares)

2B.- Shares that cover options of employees of Lycos, Inc. with an exercise price equal to or less than €11 (17,875,355 shares)

The different accounting treatment of the differences between the acquisition price recorded in the 2A and 2B tranches and the acquired company's equity is detailed below:

2A.- Shares that cover options of employees of Lycos, Inc. with an exercise price equal to or greater than €11 (44,664,894 shares).

This asset, valued at €11 per share and recorded under the "Long-Term Investments" caption in the individual financial statements of Terra Networks, S.A., was reclassified for the purposes of the consolidated financial statements to the "Due from Stockholders for Uncalled Capital" caption on the asset side of the consolidated balance sheet for an initial amount of €491,314 thousand. As the employees exercise their options covered by these shares, the "Due from Stockholders for Uncalled Capital" caption is credited and the positive difference between the exercise price paid by the employee and the €11 is recorded in the accompanying consolidated financial statements under the "Negative Consolidation Goodwill" caption on the liability side of the consolidated balance sheet. This difference will be allocated to income over the remaining period over which the goodwill which initially arose in the transaction is being amortized, up to a maximum of ten years from the acquisition date (October 27, 2000).

2B.- Shares that cover options of employees of Lycos, Inc. with an exercise price of less than €11 17,875,355 shares).

This asset, recorded under the "Long-Term Investments" caption in the individual financial statements of Terra Networks, S.A., was initially reclassified for the purposes of the consolidated financial statements to the "Due from Stockholders for Uncalled Capital" caption on the asset side of the consolidated balance sheet for the effective exercise price of the options (€83,474 thousand), and the difference of €113,153 thousand between this price and the €11 was recorded as additional goodwill. This goodwill will be allocated to income on a straight-line basis over a maximum period of ten years. As the employees exercise their options covered by these shares, the "Due from Stockholders for Uncalled Capital" caption on the asset side of the consolidated balance sheet is credited.

As of December 31, 2002, there were 6,692,344 shares covering the options of employees of Lycos, Inc. which will not be exercised (either because the optionees' employment was terminated prior to the vesting of the purchase options or because the life or term of the purchase options expired under the Plan) and which currently form part of capital stock and additional paid-in capital. Balancing entries are recorded under the "Other Long-Term Investments" (€71,400 thousand) and "Consolidation Goodwill" (€2,216 thousand) captions on the asset side of the consolidated balance sheet. Also, as of December 31, 2002, there were 27,918,329 shares covering the options of employees of Lycos, Inc. which have not yet been exercised and which currently form part of capital stock and additional paid-in capital. Balancing entries are recorded under the "Due from Stockholders for Uncalled Capital" (€291,857 thousand) and "Consolidation Goodwill" (€15,245 thousand) captions on the asset side of the consolidated balance sheet.

On October 27, 2000, Terra Networks, S.A. and Citibank NA (the custodian of the options - see Note 11) entered into a contract to regulate all matters relating to the new stock option plan on Terra Networks, S.A. shares. Under this contract, Terra Networks, S.A. will be able to take possession of the shares held by the Agent Bank, for €11 per share, for their subsequent delivery to the beneficiaries of the new plan once the latter exercise their options. If after the option exercise period has expired certain options have not been exercised, Terra Networks, S.A. will have to acquire the excess shares and retire them. Accordingly, the shares issued by Terra Networks, S.A. on which the related purchase options are not exercised will be retired with the concomitant effect on the financial statements due to the reduction of its capital stock and additional paid-in capital.

Note 18 b) shows the detail of the variations in the options under the Lycos, Inc. Stock Option Plan.

b) Transactions between consolidated companies-

All reciprocal receivables and payables between the consolidated companies, as well as the transactions giving rise to reciprocal expenses and revenues for them, were eliminated in consolidation. The results on intercompany transactions are eliminated and deferred until they have been realized vis-à-vis non-Group companies.

c) Uniformity of items in the individual financial statements of the consolidated companies-

In general, assets and liabilities and revenues and expenses of the companies included in the scope of consolidation are valued using uniform methods. However, in the specific case of the different methods that give rise to material variations, such methods were made uniform in consolidation by adapting them to the methods applied by the Parent Company.

d) Translation of the financial statements of consolidated foreign companies-

The financial statements of the Terra Lycos Group subsidiaries abroad were translated to euros at the exchange rates ruling at year-end, except for:

1. Capital stock and reserves, which were translated at historical exchange rates.
2. Goodwill arising at the Parent Company on the acquisition of a foreign holding, either directly or through a portfolio company in the country concerned, which, together with the related amortization, was translated at the historical exchange rates.
3. Income statement items, which were translated at the average exchange rates for the year. The amortization of goodwill arising at the Parent Company was translated at historical exchange rates, as described above.

The exchange difference arising from application of these procedures is included under the "Stockholders' Equity - Translation Differences" caption in the accompanying consolidated balance sheet, net of the portion of said difference relating to minority interests, which is recorded under the "Minority Interests" caption on the liability side of the accompanying consolidated balance sheet.

e) Start-up expenses-

Start-up expenses, which comprise incorporation, preopening and capital increase expenses, are recorded at cost.

They relate mainly to expenses associated with the public offerings of shares, such as lawyers' fees, public deed and registration expenses, security underwriting and placement fees, etc., and advertising expenses incurred in launching the Terra brand name and publicizing the aforementioned public offerings of shares.

The Terra Lycos Group amortizes start-up costs on a straight-line basis over five years. As indicated in Note 1, based on the annual analysis of the income expected to be generated in the future per the business plans, in 2002, according to the accounting principle of prudence in valuation, substantially all the unamortized start-up expenses as of December 31, 2002 were written off, giving rise to a charge of €56,622 thousand to the consolidated statement of operations, which is recorded under the "Other Extraordinary Expenses" caption.

€26,256 thousand and €30,627 thousand of amortization of start-up expenses were charged to the consolidated statement of operations in 2002 and 2001, respectively (see Note 7).

f) Intangible assets-

The intangible assets relate mainly to intellectual property, computer software and other intangible rights.

Intellectual property is recorded at the amounts paid for the acquisition from third parties of title to, or the right to use, trademarks, and is amortized on a straight-line basis over five years.

Computer software is recorded at cost only when it will foreseeably be used over several years, in which case it is amortized on a straight-line basis over three years. Software maintenance expenses are expensed currently.

The "Other Intangible Assets" caption includes intangible rights relating to the acquisition of franchises and customer rosters from third parties, which are amortized on a straight-line basis over three and five years, as well as rights acquired under long-term service and content contracts, which are amortized on a straight-line basis over the contract term.

The contribution of the intangible assets to the generation of future income is analyzed annually and allowances are recorded to cover the negative difference, if any, between the present value of the estimated future flows and the realizable value of the assets. In 2002 provisions for the decline in value of intangible assets totaling €21,648 thousand were recorded (see Note 8).

€72,956 thousand and €85,386 thousand of amortization of intangible assets were charged to the consolidated statement of operations in 2002 and 2001, respectively (see Note 8).

g) Property and equipment-

Property and equipment are carried at cost.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

Upkeep and maintenance expenses are expensed currently.

The contribution of property and equipment to the generation of future income is analyzed annually and allowances are recorded to cover the negative difference, if any, between the present value of the estimated future flows and the realizable value of the assets. In 2002 provisions for the decline in value of property and equipment totaling €32,573 thousand were recorded (see Note 9).

The Group depreciates its property and equipment by the straight-line method at annual rates based on the following years of estimated useful life:

	Years of Estimated Useful Life
Structures	5-8
Plant	5-10
Furniture	6-11
Computer hardware	2-5
Other tangible fixed assets	4-6
Other fixtures	10

€43,506 thousand and €41,413 thousand of depreciation were charged to the 2002 and 2001 consolidated statements of operations, respectively (see Note 9).

h) Long- and short-term investments-

Nonconsolidated shareholdings are recorded in the consolidated balance sheet at the lower of cost or market.

The market value was determined as follows:

1. Listed securities:

   The market value was taken to be the lower of average market price in the last quarter or market price at year-end.

2. Unlisted securities:

   At cost, net, if appropriate, of the required allowances for decline in value.

Unrealized losses (cost higher than market value or underlying book value at year-end) are recorded under the "Investment Valuation Allowances " caption up to the limit of cost. Should unrealized losses exceed cost, reducing the value to zero, the overprovision is reclassified for the purposes of the consolidated balance to the liability "Provisions for Contingencies and Expenses" caption.

The "Loans to Telefónica Group Companies" caption includes mainly short-term investments of cash surpluses in Telefónica y Finanzas, S.A. by Terra Networks, S.A. and various Terra Lycos Group companies, earning interest at market rates (see Note 13) which as of December 31, 2002 and 2001, amounted to €1,362,299 thousand and €1,591,598 thousand, respectively.

Also, the short-term investments include deposits at various financial institutions, which earn interest at market rates, amounting to €372,183 thousand and €591,588, thousand as of December 31, 2002 and 2001, respectively.

i) Classification of receivables and payables-

In the accompanying consolidated balance sheets, receivables and payables maturing in under 12 months from year-end are classified as short term and those maturing at over 12 months as long term.

j) Inventories-

Inventories are valued at the lower of cost or market. Obsolete, defective or slow-moving inventories have been reduced to realizable value. Allowances for decline in value of inventories are recorded on the basis of the loss in value and turnover and also when promotional sales are made at a price below the acquisition or production cost.

k) Treasury stock-

Treasury stock is valued at the lower of cost, comprising the total amount paid for its acquisition, or market. Market value is taken to be the lower of, underlying book value, average market price in the last quarter of the year or year-end market price.

The Company recorded the related restricted reserve pursuant to Article 79.3 of the revised Corporations Law (see Note 11).

l) Corporate income tax-

This caption relates to both Spanish corporate income tax and the similar taxes to which the foreign Terra Lycos Group companies are subject.

The expense for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income, net of tax relief and tax credits, excluding tax withholdings and prepayments.

The Parent Company recognizes tax assets for accounting purposes after analysis of the budgets and business plans which support their recovery in a period of less than ten years, which, under current accounting legislation, is the maximum period for recognizing tax assets for tax loss carryforwards.

In 1999, 2000 and 2001 the Parent Company recorded the tax asset for the tax losses incurred in these years, since it considered their recoverability to be reasonably assured on the basis of the Terra Lycos Group's business plan then in force.

As indicated in Note 1 and based on the annual analysis of the income expected to be generated in the future, in 2002 the Company, in accordance with the accounting principle of prudence in valuation, did not record the tax assets relating to the 2002 losses, and partially reversed those tax assets recorded in prior years which are not reasonably recoverable within the next ten fiscal years, according to the current business plans (see Note 15).

m) Foreign currency transactions-

Fixed-income securities and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date, and are adjusted at year-end to the exchange rates then prevailing.

Exchange differences arising on adjustment to year-end exchange rates of fixed income securities and receivables and payables denominated in foreign currencies are classified by maturity and currency, and for this purpose currencies which, although different, are officially convertible are grouped together.

Exchange losses are recorded as financial expenses in the year in which they are incurred.

The positive net differences in each group of currencies are recorded under the "Deferred Revenues" caption on the liability side of the consolidated balance sheet, unless exchange losses in a given group have been charged to income in prior years or in the current year, in which case the net positive differences are credited to period income up to the limit of the negative net differences charged to income in prior years or in the current year.

n) Recognition of revenues and expenses-

Revenues and expenses are recognized when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises. However, in accordance with the accounting principle of prudence, the Group only records realized income at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

Terra Networks España, S.A. has entered into an agreement with Telefónica de España, S.A. for the sale of software package licenses and for the associated maintenance and support services. The software packages consist of applications that enable Telefónica de España, S.A. to incorporate more functionalities into its narrow and broadband retail ISP services, and services for residential and business customers. These applications will be purchased by Telefónica de España, S.A. as its customer roster increases, and it wishes to provide the customers with the aforementioned functionalities.

The revenues from the sale of the aforementioned software licenses and initial fees are recorded when the licenses are delivered and title to them is transferred, since the associated costs have already been incurred by the delivery date. The software maintenance and support revenues are recorded when the services are provided (pursuant to the agreement, on a monthly basis).

(5) CONSOLIDATION GOODWILL

The variations in 2002 and 2001 in this caption in the accompanying consolidated balance sheet were as follows:

	Thousands of Euros						
	Balance at 01/01/02	Additions	Retirement /Transfers	Amorti-zation	Write-downs	Translation Differences	Balance at 12/31/02
Ordenamiento de Links Especializados, S.L.	6,301	-	-	(868)	(5,433)	-	-
Terra Networks Brasil, S.A.	123,516	-	-	(16,468)	-	-	107,048
Subsidiaries of Terra Networks Brasil, S.A.	9,262	-	-	(2,372)	-	(2,385)	4,505
Terra Networks Guatemala, S.A.	2,309	-	-	(300)	-	-	2,009
Terra Networks Argentina, S.A.	2,661	-	-	(337)	(2,324)	-	-
Terra Networks México Holding, S.A. de C.V.	148,238	-	-	(18,765)	(129,473)	-	-
Terra Networks México, S.A. de C.V.	842	-	-	(842)	-	-	-
Subsidiaries of Terra Networks México, S.A. de C.V.	764	-	-	(764)	-	-	-
Terra Networks Chile, S.A.	27,746	-	-	(3,540)	-	-	24,206
Lycos, Inc.	996,930	-	(5,219)	(119,523)	(696,448)	(77,101)	98,639
Bertelsmann/Telefónica Strategic Alliance	328,333	-	-	(71,667)	-	-	256,666
Terra Networks Venezuela, S.A.	3,246	-	-	(391)	(2,855)	-	-
Terra Networks Colombia Holding, S.A.	16,612	-	-	(1,935)	(14,677)	-	-
Ifigenia Plus, S.L.	8,438	-	-	(993)	-	-	7,445
Bumeran Participaciones, S.L.	4,496	279	-	(697)	(4,078)	-	-
Goodwill arising at fully or proportionally consolidated companies	1,679,694	279	(5,219)	(239,462)	(855,288)	(79,486)	500,518
Goodwill arising at companies accounted for by the equity method	139,491	-	3,244	(14,695)	(1,369)	-	126,671
Total	1,819,185	279	(1,975)	(254,157)	(856,657)	(79,486)	627,189

	Thousands of Euros					
	Balance at 01/01/01	Additions	Retirement /Transfers	Amortization	Translation Differences	Balance at 12/31/01
Ordenamiento de Links Especializados, S.L.	7,960	-	-	(1,659)	-	6,301
Terra Networks Brasil, S.A.	153,693	-	-	(30,177)	-	123,516
Subsidiaries of Terra Networks Brasil, S.A.	14,485	-	(4,484)	(3,011)	2,272	9,262
Terra Networks Guatemala, S.A.	2,844	-	-	(535)	-	2,309
Terra Networks Argentina, S.A.	9,134	-	-	(6,473)	-	2,661
Terra Networks México Holding, S.A. de C.V.	206,048	-	-	(57,810)	-	148,238
Terra Networks México, S.A. de C.V.	1,118	-	-	(276)	-	842
Subsidiaries of Terra Networks México, S.A. de C.V.	547	-	463	(246)	-	764
Terra Networks Chile, S.A.	33,942	-	-	(6,196)	-	27,746
Lycos, Inc.	1,382,522	11,054	(150,159)	(192,365)	(54,122)	996,930
Bertelsmann Strategic Alliance	390,000	-	-	(61,667)	-	328,333
Terra Networks USA, Inc. and subsidiaries	8,829	-	-	(8,829)	-	-
Terra Networks Venezuela, S.A.	3,889	-	-	(643)	-	3,246
Terra Networks Colombia Holding, S.A.	19,737	-	-	(3,125)	-	16,612
Ifigenia Plus, S.L.	10,055	-	-	(1,617)	-	8,438
A tu hora, S.A.	1,395	-	(1,395)	-	-	-
Bumeran Participaciones, S.L.	5,782	2,350	-	(3,636)	-	4,496
Goodwill arising at fully or proportionally consolidated companies	2,251,980	13,404	(155,575)	(378,265)	(51,850)	1,679,694
Goodwill arising at companies accounted for by the equity method	14,109	-	133,449	(8,067)	-	139,491
Total	**2,266,089**	**13,404**	**(22,126)**	**(386,332)**	**(51,850)**	**1,819,185**

The additions to goodwill arose in 2002 and 2001 on the acquisitions of holdings in the various Terra Lycos Group companies (see Exhibit I). The amortization relates to the period from the date of acquisition of the holdings through December 31, 2002 and 2001, respectively.

As indicated in Notes 1 and 4-a), in 2002 an exhaustive analysis was carried out of the evolution of the subsidiaries' business plans, based on the new market circumstances in general and on the Internet industry in particular, in order to determine the recoverability of the goodwill on the basis of the estimates of the future value that each of the businesses and countries will generate, in accordance with the accounting principle of prudence in valuation. Based on this analysis, as of December 31, 2002, the unamortized balance of the goodwill was written down by €856,657 thousand, and this amount was recorded with a charge to the "Extraordinary Expenses and Losses" caption in the accompanying consolidated statement of operations (see Note 16).

In 2001, the Company allocated a portion of the goodwill arising in the acquisition of Lycos, Inc., amounting to €400,000 thousand, to the Strategic Agreement entered into on May 16, 2000 by Bertelsmann AG, Telefónica, S.A. and Terra Networks, S.A. As of December 31, 2002, the net balance related to this Agreement amounted to €256,666 thousand. On February 12, 2003, Terra Networks, S.A. and Telefónica, S.A. have entered into a Framework Strategic Alliance Agreement to replace the afore-mentioned Strategic Agreement (see Notes 1 and 20). During 2003, the Company will carry out an analysis for the allocation of this asset to the goodwill related to the subsidiaries which will provide services, when the Framework Strategic Alliance Agreement is developed.

The main variation in 2001, amounting to €130,251 thousand, relates to the goodwill that arose on the acquisition of shares of Uno-e Bank, S.A.

In 2001 the "Retirements/Transfers" column relating to Lycos, Inc., amounting to €150,159 thousand, includes the reclassification of €70,525 thousand from the "Consolidation Goodwill" caption to the "Investments in Companies Accounted for by the Equity Method" caption, which affects several subsidiaries of Lycos, Inc. (see Note 6).

Also, in 2001 the Company adjusted the goodwill that arose in 2000 on the acquisition of Lycos Inc., as a result of the acquisition at the end of 2000 of Spray Network by Lycos Europe N.V. (an investee of Lycos, Inc.). This transaction was recorded by Terra Networks, S.A. in 2001 after its analysis had been completed. The net effect was to reduce goodwill by €79,633 thousand.

(6) INVESTMENTS IN COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

The variations in 2002 and 2001 in this caption in the consolidated balance sheet and in the related allowances for decline in value were as follows:

	Thousands of Euros							
	Balance at 01/01/02	Additions	Retire-ments	Share in Losses	Transfers	Other Variations	Translation Differences	Balance at 12/31/02
CIERV, S.L.	-	-	-	(3,804)	3,804	-	-	-
Aremate.com, Inc.	5,644	-	-	-	-	-	(855)	4,789
OneTravel.com, Inc.	-	10,313	-	(696)	(3,873)	-	(2,042)	3,702
Terra Mobile, S.A.	-	33,529	-	(46,648)	13,016	-	103	-
Uno-e Bank, S.A.	22,472	29,398	-	(11,941)	-	-	-	39,929
Azeler Automoción, S.A.	2,771	990	-	(2,614)	(11)	-	-	1,136
Emplaza, S.A.	691	1,244	-	-	-	(1,935)	-	-
Rumbo, S.A.	2,067	-	-	(2,317)	250	-	-	-
A Tu Hora, S.A.	3,245	-	-	(1,348)	-	-	-	1,897
Lycos Japan K.K.	1,894	10,324	(6,184)	(5,932)	-	-	(102)	-
Lycos Asia Limited	-	-	-	(6,788)	6,097	-	691	-
Lycos Korea, Inc.	-	-	-	(1,466)	1,317	-	149	-
Lycos Europe N.V.	189,334	-	-	(60,097)	-	(50,200)	742	79,779
Sympatico Lycos, Inc.	-	103	-	(103)	-	-	-	-
Lycos Ventures LP	4,490	308	-	(2,624)	-	-	(442)	1,732
Autobytel, Inc.	17,840	-	-	(808)	-	(16,069)	(963)	-
Fast Search & Transfer ASA	24,547	-	-	234	-	(23,456)	(1,325)	-
Iniciativas Residenciales en Internet, S.A.	-	2,404	-	(1,950)	1,445	-	-	1,899
Investments in companies accounted for by the equity method	**274,995**	**88,613**	**(6,184)**	**(148,902)**	**22,045**	**(91,660)**	**(4,044)**	**134,863**
Allowances	**(5,644)**	-	-			-	**855**	**(4,789)**

	Thousands of Euros							
	Balance at 01/01/01	Additions	Retire-ments	Share in Losses	Transfers	Other Variations	Translation Differences	Balance at 12/31/01
CIERV, S.L.	853	-	-	(3,804)	2,951	-	-	-
Aremate.com, Inc.	5,319	-	-	-	-	-	325	5,644
OneTravel.com, Inc.	1,833	-	-	(2,380)	547	-	-	-
Terra Mobile, S.A.	-	64,680	(28)	(43,111)	(21,541)	-	-	-
Uno-e Bank, S.A.	-	160,434	-	(7,711)	(130,251)	-	-	22,472
Azeler Automoción, S.A.	-	4,219	-	(1,448)	-	-	-	2,771
Emplaza, S.A.	-	-	-	(2,524)	3,215	-	-	691
Rumbo, S.A.	-	2,494	-	(3,456)	3,029	-	-	2,067
A Tu Hora, S.A.	-	2,290	-	(1,208)	2,163	-	-	3,245
Lycos Japan K.K.	6,137	-	-	(7,711)	-	3,130	338	1,894
Lycos Asia Limited	15,500	7,560	(20,099)	(5,205)	-	1,412	832	-
Lycos Korea, Inc.	12,657	-	-	-	-	(13,343)	686	-
Lycos Europe N.V.	152,417	-	-	(73,588)	-	102,243	8,262	189,334
Sympatico Lycos, Inc.	8,216	-	-	-	-	(8,654)	438	-
Lycos Ventures LP	6,960	628	-	(3,065)	-	(421)	388	4,490
Autobytel, Inc.	-	-	-	(4,538)	21,170	-	1,208	17,840
Fast Search & Transfer ASA	-	-	-	(21,983)	44,072	-	2,458	24,547
Investments in companies accounted for by the equity method	209,892	242,305	(20,127)	(181,732)	(74,645)	84,367	14,935	274,995
Allowances	(5,322)	-	-	-	-	-	(322)	(5,644)

The "Transfers" column relates mainly to the reclassification of the accounts payable by the companies accounted for by the equity method to the "Long-Term Provisions for Contingencies and Expenses" caption on the liability side of the consolidated balance sheet (see Note 4-h), and to the reclassifications to the "Consolidation Goodwill" caption arising in the full consolidation of consolidated companies.

In 2002 the "Other Variations" column includes the reclassification to the "Other Investments" caption of the cost of the minority holdings owned by Lycos, Inc. in Fast Search & Transfer ASA and Autobytel, Inc., which instead of being accounted for by the equity method were recorded at their market value (see Note 2-b).

On January 17, 2003, the Stockholders' Meeting of Lycos Europe N.V. resolved to retire 27,277,144 shares of treasury stock. As a result of this transaction, the Terra Lycos Group's ownership interest in Lycos Europe N.V. increased from 29.5% to 32.1%. In 2002, the share in the net worth and results of Lycos Europe N.V. was recalculated, recording an extraordinary net result in the consolidated statement of operations, as shown in the "Other Variations" column (see Note 16).

As described in Note 5, in 2001 the "Other Variations" column relating to various subsidiaries of Lycos, Inc. (basically Lycos Japan K.K., Lycos Asia Limited, Lycos Korea, Inc. and Lycos Europe N.V.) includes the reclassification from the "Consolidation Goodwill" caption.

(7) START-UP EXPENSES

The variations in this caption in 2002 and 2001 were as follows:

	Thousands of Euros
Balance at January 1, 2001	**116,151**
Inclusion of companies	95
Translation differences	1,239
Other variations	(1,020)
Accumulated amortization	(30,627)
Balance at December 31, 2001	**85,838**
Additions	69
Translation differences	(1,563)
Accumulated amortization	(26,256)
Write-downs	(56,622)
Balance at December 31, 2002	1,466

The "Inclusion of Companies" caption includes the balances of the subsidiaries as of the date on which they were included in consolidation.

The "Translation Differences" caption reflects the effect of exchange rate fluctuations on the beginning balances and the monetary adjustments that certain companies made to their balances to cater for the effect of inflation, in accordance with accounting practices in the respective countries.

As indicated in Note 4-e), based on the business plans review, in accordance with the accounting principle of prudence, as of December 31, 2002, unamortized start-up expenses were written down by €56,622 thousand, and this amount was recorded with a charge to the "Extraordinary Expenses and Losses" caption in the accompanying consolidated statement of operations (see Note 16).

(8) INTANGIBLE ASSETS

The detail of the balances of the "Intangible Assets" caption and of the variations therein in 2002 and 2001 is as follows:

	Thousands of Euros							
	Research and Development Expenses	Intellectual Property	Computer Software	Intangible Assets in Progress	Other Intangible Assets	Accumulated Amortization	Allowances	Total, Net
Balance at 01/01/01	**55,215**	**18,433**	**59,945**	**6,677**	**115,314**	**(74,021)**	**(337)**	**181,226**
Additions or provisions	-	9,070	19,948	3,819	23,958	(85,386)	-	(28,591)
Retirements	-	(2,855)	(459)	(551)	(5,544)	1,654	315	(7,440)
Transfers	(58,016)	23	4,786	(7,297)	64,838	1,489	-	5,823
Inclusion of companies	-	290	879	329	10	(859)	-	649
Other variations	-	(132)	(580)	-	-	60	-	(652)
Translation differences	2,956	1,380	487	2	5,098	(2,841)	-	7,082
Balance at 12/31/01	**155**	**26,209**	**85,006**	**2,979**	**203,674**	**(159,904)**	**(22)**	**158,097**
Additions or provisions	45	569	11,714	4,305	4,388	(72,956)	(21,648)	(73,583)
Retirements	(45)	(30)	(15,205)	(104)	(54,939)	65,781	22	(4,520)
Transfers	-	1,509	3,255	(3,044)	(1,779)	(2,037)	-	(2,096)
Inclusion of companies	-	-	345	-	-	(63)	-	282
Translation differences	-	(5,205)	(6,488)	(159)	(38,862)	27,349	2,271	(21,094)
Balance at 12/31/02	**155**	**23,052**	**78,627**	**3,977**	**112,482**	**(141,830)**	**(19,377)**	**57,086**

The "Inclusion of Companies" caption includes the balances of the subsidiaries as of the date on which they were included in consolidation.

The "Translation Differences" caption reflects the effect of exchange rate fluctuations on the beginning balances and the monetary adjustments that certain companies made to their balances to cater for the effect of inflation, in accordance with accounting practices in the respective countries.

In 2002 and 2001 the main additions to intangible assets related to acquisitions made by the Terra Lycos Group's subsidiaries in Mexico, Brazil, Spain and the U.S. (mainly long-term content supply contracts and software licenses).

In 2002, based on a study of the capacity of the various subsidiaries to generate future income (see Note 4-f), provisions for the decline in value of intangible assets totaling €21,648 thousand were recorded.

(9) PROPERTY AND EQUIPMENT

The detail of the balances of the "Property and Equipment" caption and of the variations therein in 2002 and 2001 is as follows:

	Thousands of Euros						
	Balance at 01/01/02	Additions or Provisions	Retirements	Transfers	Inclusion of Companies	Translation Differences	Balance at 12/31/02
Land and structures	18,888	2,964	(2,000)	2,148	-	(3,688)	18,312
Plant and machinery	9,919	268	(30)	(475)	-	(900)	8,782
Computer hardware	154,325	13,635	(9,336)	3,088	38	(29,794)	131,956
Furniture	15,640	1,843	(1,131)	605	20	(2,857)	14,120
Construction in progress	3,232	205	(346)	(2,385)	-	(492)	214
Other tangible fixed assets	7,377	2,752	(337)	(311)	14	(1,348)	8,147
Allowances	-	(32,573)	-	-	-	3,340	(29,233)
Accumulated depreciation	(81,163)	(43,506)	8,613	(1,091)	(10)	19,618	(97,539)
Total, net	**128,218**	**(54,412)**	**(4,567)**	**1,579**	**62**	**(16,121)**	**54,759**

	Thousands of Euros							
	Balance at 01/01/01	Additions or Provisions	Retire-ments	Transfers	Inclusion of Companies	Other Variations	Translation Differences	Balance at 12/31/01
Land and structures	3,528	1,184	(591)	14,220	-	(22)	569	18,888
Plant and machinery	7,314	2,643	(189)	730	251	(27)	(803)	9,919
Computer hardware	119,902	30,358	(2,861)	1,610	1,116	(508)	4,708	154,325
Furniture	13,150	4,044	(988)	(1,434)	160	(61)	769	15,640
Construction in progress	2,308	9,550	(1,192)	(7,721)	-	-	287	3,232
Other tangible fixed assets	12,183	2,717	(109)	(8,125)	-	-	711	7,377
Accumulated depreciation	(37,545)	(41,413)	1,099	1,223	(787)	50	(3,790)	(81,163)
Total, net	**120,840**	**9,083**	**(4,831)**	**503**	**740**	**(568)**	**2,451**	**128,218**

In 2002 and 2001 the most significant investments in property and equipment related to those made by the Terra Lycos Group's subsidiaries in Spain, Mexico, Brazil, and the U.S., mainly in computer hardware.

The "Inclusion of Companies" column includes the balances of the subsidiaries as of the date on which they were included in consolidation.

The "Translation Differences" column reflects the effect of exchange rate fluctuations on the beginning balances and the monetary adjustments that certain companies made to their balances to cater for the effect of inflation, in accordance with accounting practices in the respective countries.

In 2002, based on a study of the capacity of the various subsidiaries to generate future income (see Note 4-g), provisions for the decline in value of property and equipment totaling €32,573 thousand were recorded.

(10) OTHER INVESTMENTS

The detail of the balances as of December 31, 2002 and 2001, of the "Long-Term Investments - Other Investments" caption, of the related allowances for decline in value and of the variations therein in 2002 and 2001 is as follows:

Thousands of Euros	Other Investments	Allowances	Net
Balance at January 1, 2001	**110,652**	**(27,410)**	**83,242**
Additions or provisions	5,072	(12,163)	(7,091)
Retirements	(3,194)	2,069	(1,125)
Transfers	(64,617)	(898)	(65,515)
Translation differences	2,280	(1,393)	887
Balance at December 31, 2001	**50,193**	**(39,795)**	**10,398**
Additions or provisions	1,735	(33,488)	(31,753)
Retirements	(17,538)	17,436	(102)
Transfers	71,460	(33,383)	38,077
Translation differences	(12,065)	10,577	(1,488)
Balance at December 31, 2002	**93,785**	**(78,653)**	**15,132**

The "Additions" in 2002 and 2001 relate mainly to additional investments in Inversis Networks, S.A.

As indicated in Note 6, the "Transfers" account in 2002 includes a reclassification from the "Investments in Companies Accounted for by the Equity Method" of the cost of the minority holdings owned by Lycos, Inc. in the listed companies Fast Search & Transfer ASA and Autobytel, Inc., which instead of being accounted for by the equity method were recorded at their market value. The period provision recorded to the investment valuation allowance in 2002 relates mainly to these two investments.

(11) STOCKHOLDERS' EQUITY

The variations in equity accounts in 2002 and 2001 were as follows:

	Thousands of Euros							
	Capital Stock	Additional Paid-in Capital	Reserves	Accumulated Losses	Reserves at Consolidated Companies	Translation Differences	Loss for the Year	Total
Balance at January 1, 2001	1,242,532	5,635,694	2,084	2,202	(82,197)	(118,267)	(555,215)	6,126,833
Allocation of loss	-	-	-	24,020	(579,235)	-	555,215	-
Transfers	-	-	109	(109)	-	-	-	-
Partial disposal of holding in Terra Mobile	-	-	-	(16,162)	16,162	-	-	-
Loss for the year	-	-	-	-	-	-	(566,298)	(566,298)
Consolidation of foreign subsidiaries	-	-	-	-	-	(3,743)	-	(3,743)
Balance at December 31, 2001	1,242,532	5,635,694	2,193	9,951	(645,270)	(122,010)	(566,298)	5,556,792
Allocation of loss	-	-	-	101,040	(667,338)	-	566,298	-
Capital reduction	(26,211)	(117,950)	-	-	-	-	-	(144,161)
Restricted reserve for retired capital	-	(26,211)	26,211	-	-	-	-	-
Other transfers	-	-	(329)	329	-	-	-	-
Loss for the year	-	-	-	-	-	-	(2,008,870)	(2,008,870)
Consolidation of foreign subsidiaries	-	-	-	-	-	(212,874)	-	(212,874)
Balance at December 31, 2002	1,216,321	5,491,533	28,075	111,320	(1,312,608)	(334,884)	(2,008,870)	3,190,887

a) Capital stock-

2002

The Parent Company's capital stock as of December 31, 2002, consisted of 608,160,259 fully subscribed and paid shares of €2 par value each. Out of this total, 34,610,673 shares were issued to cover purchase options under the Stock Option Plan for employees of Lycos, Inc. when this company was acquired, in October 27, 2000 (see paragraph h).

In July 2002 capital was reduced by €26,211 thousand through the retirement of 13,105,586 shares of treasury stock of €2 par value each, thereby complying with the resolution adopted by the Stockholders' Meeting on April 9, 2002. As of December 31, 2001, these shares had been deposited at Citibank, NA to cover purchase option rights under the Stock Option Plan for employees of Lycos, Inc. that had been cancelled. As of that date these purchase options on Terra Networks, S.A. shares were recorded under the "Other Long-Term Investments" caption. The capital retirement gave rise to reductions of the balances of the "Capital Stock", "Additional Paid-in Capital", "Long-Term Investments" and "Consolidation Goodwill" captions of €26,211 thousand, €117,950 thousand, €138,942 thousand and €5,219 thousand, respectively.

2001

The Parent Company's capital stock as of December 31, 2001, consisted of 621,265,845 fully subscribed and paid shares of €2 par value each.

No transactions with an effect on the capital stock figure were carried out in 2001.

b) Legal reserve-

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock.

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount.

Except as mentioned above, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose. Since the Parent Company incurred losses in 2002, no appropriation was made to the legal reserve as of December 31, 2002.

c) Reserves for treasury stock-

In accordance with Article 79.3 of the revised Spanish Corporations Law, the Parent Company has recorded a restricted reserve of €1,858 thousand for a total of 2,420,468 shares of treasury stock, representing 0.398% of capital stock as of December 31, 2002, with an average acquisition cost of US$ 0.81 per share.

d) Reserve for retired capital-

Pursuant to Article 167 of the revised Corporations Law, the Parent Company recorded a restricted reserve for the amount (€26,211 thousand) of the par value of the shares retired in 2002 in order to avoid its creditors having the right to contest the aforementioned capital reduction.

e) Reserves at consolidated companies-

In 2002 the investments in Fast Search & Transfer ASA and Autobytel, Inc. were recorded at their market value, which reduced the reserves at consolidated companies by €26,521 thousand, and this amount was allocated to the reserves of the company that owns the holding, namely Lycos, Inc. Also, in 2002 the sale of the minority holding in Lycos Japan, K.K. reduced the reserves at consolidated companies by €8,468 thousand, and this amount was allocated to the reserves of Lycos, Inc., which owns the holding.

In 2001 a portion of the holding in Terra Mobile, S.A. was sold, reducing the percentage of ownership from 49% to 20% (see Note 2-d). The sale reduced the reserves at consolidated companies by €16,162 thousand, and this amount was allocated to "Reserves of the Parent Company".

f) Translation differences-

The translation differences relate to the effect of exchange rate fluctuations on the net assets of the companies located abroad and the effect of the adjustment for inflation on the assets contributed by the companies at which this accounting practice is applied. These effects gave rise to accumulated decreases in equity of €334,884 thousand as of December 31, 2002, and of €122,010 thousand as of December 31, 2001, as a result of the consolidation of the various subsidiaries composing the Group.

The year-end rate method was used to calculate the translation differences (see Note 4-d).

g) Contribution of the Group companies to the consolidated loss-

The detail of the contribution of the Terra Lycos Group companies to consolidated reserves and to the consolidated loss as of December 31, 2002 and 2001, is as follows:

	Thousands of Euros			
	Loss (Income)		Negative (Positive) Reserves	
	12/31/02	12/31/01	12/31/02	12/31/01
Terra Networks, S.A. (Parent Company)	804,072	(101,040)	(139,395)	(12,144)
Fully consolidated companies:				
T.N. España, S.A.	82,631	98,983	150,354	51,371
OLE	1	(643)	1,551	2,194
Terra Networks Intangibles, S.A. (formerly TIC)	136	120	4,982	4,862
Lycos, Inc. and subsidiaries	562,423	47,695	123,901	41,217
T.N Guatemala, S.A.	2,481	3,662	7,839	4,177
T.N. Perú, S.A.	20,761	10,485	24,891	14,406
T.N. USA, Inc. and subsidiaries	44,858	41,834	185,152	143,318
T.N. Argentina, S.A.	12,085	20,904	38,081	17,177
T.N. México Holding, S.A. de C.V. and subsidiaries	177,721	110,933	202,924	91,991
Telefónica Interactiva Brasil, S.A. and subsidiaries	86,241	107,435	305,763	198,328
T.N. Chile Holding Ltda. and subsidiary	10,407	17,258	42,200	24,942
T.N. Venezuela, S.A.	7,191	6,107	9,851	3,744
T.N. Colombia Holding S.A. and subsidiary	30,766	10,137	13,833	3,696
T.N. Uruguay, S.A.	1,157	1,602	4,216	2,614
Ifigenia Plus, S.L. and subsidiary	3,214	601	613	12
T.N. Global Management, Inc.	217	(6)	(12)	(6)
T.N. Caribe, S.A.	551	836	836	-
Maptel Networks, S.A.	687	(156)	(156)	-
Bumeran Participaciones, S.L. and subsidiaries	5,937	7,819	7,819	-
Emplaza, S.A.	1,362	-	2,524	-
Terra Networks Latam, S.L.	(6,317)	-	-	-
Terra Networks Asociadas, S.L.	11,387	-	-	-
Companies carried by the equity method:				
OneTravel.com, Inc.	696	2,380	2,380	-
Uno-e Bank, S.A.	11,941	7,711	7,711	-
Azeler Automoción, S.A.	2,614	1,448	1,448	-
Emplaza, S.A.	-	2,524	-	-
A Tu Hora, S.A.	1,348	1,208	3,179	1,971
Rumbo	2,317	3,456	4,093	637
CIERV, S.L.	3,804	3,804	7,668	3,864
Aremate.com, Inc.	-	-	8,036	8,036
Terra Mobile, S.A.	46,648	43,111	54,259	11,148
Lycos Japan K.K.	5,932	7,711	-	757
Lycos Asia Limited	6,788	5,205	6,178	973
Lycos Europe N.V.	60,097	73,588	84,989	11,401
Lycos Ventures LP	2,624	3,065	5,505	2,440
Autobytel, Inc.	808	4,538	-	-
Fast Search & Transfer ASA	(234)	21,983	-	-
Lycos Korea, Inc.	1,466	-	-	-
Sympatico Lycos, Inc.	103	-	-	-
Iniciativas Residenciales en Internet, S.A.	1,949	-	-	-
TOTAL	2,008,870	566,298	1,173,213	633,126

h) Stock option plans-

The "Stockholders' Equity" caption includes the effect of the capital increase and additional paid-in capital relating to the shares issued to cover the Stock Option Plans in progress at Lycos, Inc. when this company was acquired (October 27, 2000).

As of December 31, 2002, 6,692,344 shares covering purchase option rights under the aforementioned Stock Option Plan that had been cancelled (either because the optionees' employment was terminated prior to the vesting of the purchase options or because the life or term of the purchase options expired under the Plan) had not yet been retired. These purchase option rights on Terra Networks, S.A. shares are recorded under the "Other Long-Term Investments" caption (see Note 4-a). These shares will be submitted, after they have been acquired, by the Board of Directors to the Stockholders' Meeting so that the latter can approve their retirement (see Note 20). The effect that this retirement would have on the Parent Company's financial statements as of December 31, 2002, would be to reduce the balances of the "Capital Stock", "Additional Paid-in Capital", "Long-Term Investments" and "Consolidation Goodwill" captions by €13,385 thousand, €60,231 thousand, €71,400 thousand and €2,216 thousand, respectively.

Also, as of December 31, 2002, 27,918,329 shares were covering options of employees of Lycos, Inc. that had not yet been exercised and which at that date formed part of the balances of "Capital Stock" and "Additional Paid-in Capital". The related balancing entries are recorded under the "Due from Stockholders for Uncalled Capital" (€291,857 thousand) and "Consolidation Goodwill" (€15,245 thousand) on the asset side of the consolidated balance sheet (see Note 4-a).

On October 27, 2000, Terra Networks, S.A. and Citibank NA (the custodian of the options) entered into a contract to regulate all matters relating to the new stock option plan on Terra Networks, S.A. shares. Under this contract, Terra Networks, S.A. will be able to take possession of the shares held by the Agent Bank, for €11 per share, for their subsequent delivery to the beneficiaries of the new plan once the latter exercise their options. If after the option exercise period has expired certain options have not been exercised, Terra Networks, S.A. will have to acquire the excess shares and retire them. Accordingly, the shares issued by Terra Networks, S.A. on which the related purchase options are not exercised will be retired with the concomitant effect on the financial statements due to the reduction of its capital stock and additional paid-in capital.

Accordingly, the detail of the shares issued as of December 31, 2002, is as follows:

Total number of shares issued as of December 31, 2002	608,160,259
Shares covering cancelled stock option rights	6,692,344
Shares covering outstanding stock option rights	27,918,329
Total excluding shares covering stock options of Lycos, Inc. employees	**573,549,586**
Shares issued to cover stock option rights related with Terra Networks, S.A.	13,980,406
Total shares excluding shares issued to cover stock option rights	**559,569,180**

(12) MINORITY INTERESTS

These relate to the equity of minority interests in the net worth and results for the year of the fully consolidated subsidiaries. Exhibit I contains a detail of the various Terra Lycos Group companies, including the percentages of direct and indirect ownership and their net worth at 2002 year-end.

The variations in 2002 and 2001 in this caption in the accompanying consolidated balance sheet were as follows:

	Thousands of Euros					
Company	Balance at 01/01/02	Loss for the Year	Capital Increases	Other Variations	Translation Differences	Balance at 12/31/02
T.N. Colombia, S.A.	793	(827)	-	-	34	-
Bumeran Participaciones, S.L.	2,735	(1,435)	-	(1,300)	-	-
Emplaza, S.A.	-	(150)	150	-	-	-
Total	**3,528**	**(2,412)**	**150**	**(1,300)**	**34**	**-**

	Thousands of Euros				
Company	Balance at 01/01/01	Loss for the Year	Capital Increases	Translation Differences	Balance at 12/31/01
T.N. Colombia, S.A.	310	(1,617)	1,998	102	793
Bumeran Participaciones, S.L.	-	(3)	2,738	-	2,735
Total	**310**	**(1,620)**	**4,736**	**102**	**3,528**

(13) TELEFÓNICA GROUP COMPANIES

The detail as of December 31, 2002 and 2001, of the balances arising from transactions with Telefónica Group companies is as follows:

December 31, 2002	Thousands of Euros			
	Long-Term Loans	Short-Term Investments	Short-Term Receivables	Short-Term Payables
Telefónica Finanzas, S.A.	-	1,362,299	-	-
Telefónica, S.A.	-	-	2,853	2,562
Telefónica Data España S.A.	-	-	93	3,789
Telefónica de España, S.A	-	-	44,319	12,110
Telefónica Móviles, S.A.	-	-	1,103	4,714
Atento España, S.A.	-	-	324	656
Zeleris España, S.A.	-	-	1	875
CTC Chile	-	-	3,386	1,099
Telesp, S.A.	-	-	856	828
Telefónica Data Brasil	-	-	-	1,001
Atento Do Brasil Ltda	-	-	-	670
Telefónica Data USA, Inc.	-	-	863	2,024
Telefónica del Perú, S.A.A.	-	-	1,537	633
Other Telefónica Group companies	-	-	5,210	3,894
Total	-	**1,362,299**	**60,545**	**34,855**

December 31, 2001	Thousands of Euros			
	Long-Term Loans	Short-Term Investments	Short-Term Receivables	Short-Term Payables
Telefónica Finanzas, S.A.	-	1,591,598	-	-
Telefónica, S.A.	1,496	-	3,889	703
Telefónica Data España S.A.	-	-	16,197	78,198
Telefónica de España, S.A	-	-	9,899	39,961
Telefónica Móviles, S.A.	-	-	1,106	1,905
Atento España, S.A.	-	-	908	2,055
CTC Chile	-	-	2,416	2,206
CTC Mundo	-	-	204	908
Telesp, S.A.	-	-	1,208	980
Telefónica del Perú, S.A.A.	-	-	1,142	631
Baja Celular Mexicana	-	-	2,921	-
Other Telefónica Group companies	-	-	4,517	11,012
Total	1,496	1,591,598	**44,407**	**138,559**

The balances with Telefónica Finanzas, S.A. (Telfisa) relate to the current accounts held by Terra Networks S.A., Ordenamiento de Links Especializados S.L., Terra Networks España, S.A., Terra Lycos Intangibles, S.A. (formerly Terra Interactiva de Contenidos, S.A.) and Maptel Networks, S.A. at that entity. The current account balances earn interest at market rates (the average interest rates in 2002 and 2001 were 3.329% and 4.42%, respectively).

The other balances with Telefónica Group companies relate to the transactions carried out in the course of ordinary business activities, as described in Note 16.

(14) ASSOCIATED COMPANIES

The detail of the accounts receivable from and payable to associated companies as of December 31, 2002 and 2001, is as follows:

	Thousands of Euros			
December 31, 2002	Long-Term Receivables	Short-Term Investments	Short-Term Receivables	Short-Term Payables
Rumbo, S.A.	1,890	-	1,409	153
A Tu Hora, S.A.	-	181	-	2,875
Lycos Asia	10,012	-	-	-
Lycos Europe	-	-	91	-
Aremate.com	-	-	764	-
Iniciativas Residenciales en Internet, S.A.	-	-	562	-
Other	-	-	44	450
Total	**11,902**	**181**	**2,870**	**3,478**

	Thousands of Euros			
December 31, 2001	Long-Term Receivables	Short-Term Investments	Short-Term Receivables	Short-Term Payables
OneTravel.com, Inc.	7,729	-	-	-
Terra Mobile, S.A.	-	6,202	1,359	-
Rumbo, S.A.	403	-	270	72
A Tu Hora, S.A.	-	-	-	2,909
Lycos Asia	2,807	-	-	-
Lycos Korea	3,462	-	-	-
Lycos Japan	6,708	-	793	-
Lycos Europe	-	-	138	-
Other	-	-	107	96
Total	**21,109**	**6,202**	**2,667**	**3,077**

The loans granted to Lycos Asia Limited earn interest at market rates. Rumbo, S.A. has been granted shareholders' loans (where variable interest is only due if Rumbo, S.A. becomes profitable to a certain amount).

The loans granted to associated companies in 2001 earn interest at market rates.

(15) TAX MATTERS

a) Taxes receivable and payable-

The detail of the "Taxes Receivable" and "Taxes Payable" captions in the accompanying consolidated balance sheets as of December 31, 2002 and 2001, is as follows:

December 31, 2002	Thousands of Euros	
	Long-Term	Short-Term
Taxes receivable		
Deferred tax asset for tax loss carryforwards	233,925	-
Prepaid income taxes	55,839	-
VAT refundable by the Spanish Treasury	-	8,070
Tax withholdings and prepayments	-	26,164
Local taxes	-	162
Foreign taxes	1,870	11,054
Total	**291,634**	**45,450**
Taxes payable		
Long-term deferred taxes	2,545	-
Personal income tax withholdings	-	4,337
Social security taxes	-	549
VAT payable	-	456
Local taxes	-	43
Foreign taxes	199	7,095
Total	**2,744**	**12,480**

December 31, 2001	Thousands of Euros	
	Long-Term	Short-Term
Taxes receivable		
Deferred tax asset for tax loss carryforwards	625,964	-
Prepaid income taxes	56,617	51
VAT refundable by the Spanish Treasury	-	45,964
Tax withholdings	-	229
Local taxes	-	188
Foreign taxes	679	22,449
Total	**683,260**	**68,881**
Taxes payable		
Long-term deferred taxes	45,382	-
Personal income tax withholdings	-	1,124
Social security taxes	-	752
Local taxes	-	37
Foreign taxes	5,826	4,714
Total	**51,208**	**6,627**

The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, although they are generally the last five fiscal years. The Company's directors do not expect any additional material liabilities to arise for the Company in the event of a tax audit of the open years.

The Terra Lycos Group recorded under the "Deferred Tax Asset for Tax Loss Carryforwards" caption on the asset side of the consolidated balance sheet, the tax assets recorded as of December 31, 2002 and 2001, in the individual financial statements of the following subsidiaries:

December 31, 2002	Thousands of Euros			
	Tax Losses Incurred in Prior Years	Reversal of Tax Loss Carry-forwards	Translation Differences	Total
Terra Networks, S.A.	550,047	(318,877)	-	231,170
Terra Networks España, S.A.	25,955	(25,955)	-	-
Ifigenia Plus, S.L.	66	-	-	66
Terra Networks México Holding, S.A. de C.V. and subsidiaries	41,698	(38,922)	(2,776)	-
Terra Networks Chile Holding, S.A. de C.V. and subsidiary	3,678	-	(989)	2,689
	621,444	(383,754)	(3,765)	233,925

December 31, 2001	Thousands of Euros			
	Tax Losses Incurred in the Year	Tax Losses Incurred in Prior Years	Translation Differences	Total
Terra Networks, S.A.	344,676	205,371	-	550,047
Terra Networks España, S.A.	-	25,955	-	25,955
Ifigenia Plus, S.L.	-	66	-	66
Terra Networks México Holding, S.A. de C.V. and subsidiaries	-	41,698	4,730	46,428
Terra Networks Chile Holding, S.A. de C.V. and subsidiary	-	3,678	(210)	3,468
	344,676	276,768	4,520	625,964

The tax assets for tax loss carryforwards will be reversed as and when the companies that generated them obtain taxable income, which per the Terra Lycos Group's business plan will occur within ten years from the first year in which income is generated, which, under current accounting legislation, is the maximum period for recognizing tax assets for tax loss carryforwards. Similarly, the deferred tax liabilities will be reversed as and when Terra Networks, S.A. reverses the investment valuation allowance as a result of the obtainment of income by its subsidiaries.

b) Corporate income tax-

The corporate income tax of each of the Terra Lycos Group companies is calculated on the basis of income per books determined by application of generally accepted accounting principles, which does not necessarily coincide with taxable income.

The corporate income tax legislation in force in the countries in which the Terra Lycos Group companies are taxed provides that, in certain circumstances, tax losses incurred in prior years may be carried forward for offset against the taxable income obtained in subsequent years. Specifically, the last years for offset of the main tax losses incurred by the Terra Lycos Group companies are as follows:

1. Under the legislation currently in force in Spain, following the amendments introduced by Law 24/2001 on Tax, Administrative, Labor and Social Security Measures, the tax losses incurred in a given year may be carried forward for offset against the income obtained in the 15 years following the first year in which income is obtained.
2. In Mexico, tax losses may be carried forward for offset in a period of ten years from the year in which they were incurred.
3. In Brazil and Chile there is no deadline for the offset of tax losses, although in Brazil the amount of the losses offset may not exceed 30% of the total taxable income.

4. In Peru and Argentina, tax losses may be carried forward for offset in a period of four and five years, respectively, from the year in which they were incurred.

5. In the U.S., tax losses can be carried forward for offset in a period of 20 years from the year in which they were incurred.

The detail of the positive net balance of the "Corporate Income Tax" caption in the accompanying consolidated statement of operations is as follows:

	Thousands of Euros	
	12/31/02	12/31/01
Tax assets for tax loss carryforwards of subsidiaries	-	344,676
Reversal of tax assets	(384,530)	-
Reversal of deferred taxes in consolidation	42,450	-
Prepaid income taxes	-	8,192
Deferred income taxes	(266)	73,335
Tax effect of consolidation adjustments	-	(63,484)
	(342,346)	362,719
Other items (net balance)	(279)	631
	(342,625)	363,350

The consolidation adjustment of €63,484 thousand recorded in 2001 relates to the tax effect of various transactions carried out by Lycos Europe, N.V. (a Lycos, Inc. investee) which were effective for accounting purposes prior to the date on which Lycos, Inc. was acquired by Terra Networks, S.A.

Since 2001 the Terra Lycos Group has only recognized income tax assets at the Parent Company Terra Networks, S.A.

Also, at 2002 year-end, as a result of an analysis of the recoverability of the tax assets, Terra Networks España, S.A., Ifigenia Plus, S.L. and Terra Networks México, S.A. de C.V. eliminated from their balance sheets the tax assets that they had capitalized. In addition, Terra Networks, S.A. adjusted its tax asset by €318,877 thousand.

The aforementioned analysis of the recoverability of the tax assets focused on analyzing the impact on Terra Networks, S.A. (the Parent Company) of the future earnings expectations of the subsidiaries and, in particular, on the reversal of the investment valuation allowance recorded in the Parent Company's individual financial statements.

These future earnings expectations were obtained from the projections and business plans used in the analysis of the recoverability of goodwill, as described in Note 1. The detail of the tax assets and tax liabilities reversed in 2002 is as follows:

	Thousands of Euros			
	Terra Networks, S.A.	Terra Networks España, S.A.	TN México Holding, S.A. de C.V. and subsidiaries	**Total**
Reversal of tax assets	318,877	26,731	38,922	**384,530**
Reversal of tax liabilities	(42,450)	-	-	**(42,450)**
	276,427	**26,731**	**38,922**	**342,080**

c) Consolidated Tax Regime considerations-

In July 2, 2001, the Spanish Tax Authorities granted the Terra Lycos Group the benefit of the Consolidated Tax Regime for fiscal years 2001 onwards.

Therefore, from tax year 2001 companies resident in Spain that meet the requirements set forth in Article 78 *et seq.* of Corporate Income tax Law 43/1995, dated December 27, will be taxed under the Consolidated Tax regime, described in Chapter VII of Title VIII of the aforementioned Law, with Tax Group Identification Number 111/01, of which Terra Networks, S.A. will be the parent company

For year 2002, the number of companies being taxed under the Consolidated Tax regimen will be 13, among which the most relevant ones included are the following: Terra Networks, S.A.; Terra Networks Latam, S.L. and Terra Networks España, S.A.

(16) REVENUES AND EXPENSES

Revenues-

The operating revenues relate mainly to the following items:

1. *Internet service provider and communications revenues.* These relate to the revenues from subscriptions to provide Internet services mainly to the residential and SOHO markets and to user support and technical assistance services. They also include the revenues for induced traffic and interconnection received from telecommunications operators in certain countries. They also include revenues from value added services and communications services, as well as revenues from the sale of software package licenses. These revenues account for 38% of the total operating revenues.

2. *Portal advertising revenues.* These relate to revenues received on the basis of a price based on the number of insertions in Terra's portals, pursuant to the agreements to sponsor portal areas based on a fixed amount. These revenues account for 43% of the total operating revenues. In 2002 61% of the revenues earned in this connection related to the contract for services with Bertelsmann, AG described in Note 4-a).

3. *e-commerce revenues.* These relate to revenues arising from e-commerce transactions made through the Terra Lycos Group's portals. These revenues account for 3% of the total operating revenues.

4. *Corporate services revenues.* These relate to services rendered to companies such as connection services, development of applications, web developing, hosting, b2b e-commerce and financial information. These revenues account for 7% of the total operating revenues.

5. *Other services.* These relate to revenues from sales of modems and connection kits. They also include revenues from subscriptions to portal services and content and from the sale of portal and content software package licenses. These revenues account for 9% of the total operating revenues.

The contribution, by geographical market (taken to be the country in which the Terra Lycos Group service provider company is located), of the "Total operating revenues" caption in the accompanying consolidated statement of operations is as follows:

Country	Thousands of Euros	
	2002	2001
Spain	204,510	140,115
U.S.A.	226,629	356,362
Brazil	108,579	97,252
Mexico	49,876	60,958
Chile	23,149	22,997
Guatemala	2,666	2,818
Peru	4,321	4,590
Argentina	504	3,419
Venezuela	720	3,410
Colombia	696	1,331
Uruguay	105	185
Caribbean	36	75
	621,791	693,512

Note: The contribution figures by country do not include intercompany revenues which are eliminated for consolidation purposes.

Transactions with Telefónica Group companies-

Following is a description of the main transactions with Telefónica Group companies:

- Communications services from the Telefónica Data Group, relating mainly to the Spanish and international Internet traffic required to provide services to ISP customers and to make the portal more visible.

- Communications services from Telefónica de España, S.A., relating mainly to the narrow and broadband access infrastructure required to offer ISP services.

- Teleoperation and telemarketing services from the Atento Group.

- Sale of software package licenses and provision of the associated maintenance and support services to Telefónica de España, under an agreement between Terra Networks España, S.A. and Telefónica de España, S.A. The software packages consist of applications that enable Telefónica de España, S.A. to incorporate more functionalities into its narrow and broadband retail ISP services, and services for residential and business customers. These applications will be purchased by the latter as its customer roster increases and it wishes to provide the customers with the aforementioned functionalities. The revenues from the sale of the initial fees and the aforementioned software licenses are recorded when the licenses are delivered and title to them is transferred, since the associated costs have already been incurred by that time. The software maintenance and support revenues are recorded on an accrual basis (pursuant to the agreement, on a monthly basis).

The Terra Lycos Group's transactions as of December 31, 2002 and 2001, with Telefónica Group companies were as follows:

Revenues

Company	Thousands of Euros	
	2002	2001
Telefónica Data España, S.A.	278	7,453
Telefónica de España, S.A.	43,048	8,985
Endemol Entertainment UK, Plc.	-	1,388
CTC Chile, S.A.	1,098	-
CTC Mundo, S.A.	142	204
Telefónica Empresas Chile, S.A.	383	685
Telefónica, S.A.	2,640	1,034
Telefónica Centroamérica Guatemala, S.A.	92	174
Teleinformática y Comunicaciones, S.A.	27	132
Telefónica Servicios Móviles, S.A.	460	1,923
Telefónica de Argentina, S.A.	149	1,515
Telesp, S.A.	1,136	914
Other Telefónica Group companies	4,198	3,623
Total net sales to Telefónica Group companies	53,651	28,030
Telefónica Data USA, S.A.	1,116	204
Other Telefónica Group companies	873	290
Total other operating revenues received from Telefónica Group companies	1,989	494
Total operating revenues received from Telefónica Group *companies*	55,640	28,524
Telefónica Finanzas, S.A.	48,989	70,366
Total financial revenues received from Telefónica Group companies	48,989	70,366

Expenses

Company	Thousands of Euros 2002	2001
Telefónica Data España, S.A.	20,353	91,168
Telefónica de España, S.A.	87,967	32,545
Atento España, S.A.	4,618	8,877
Endemol Entertainment Uk, Plc.	194	2,073
Atento Brasil, S.A.	10,018	11,353
T. Data Brasil, S.A.	18,586	-
CTC Mundo, S.A.	1,552	2,194
Telefónica Empresas Chile, S.A.	3,255	3,714
Telefónica Moviles, S.A.	877	1,418
Atento Perú, S.A.	410	391
Telefónica Centroamérica Guatemala, S.A.	682	1,106
Telefónica Data Perú, S.A.	160	817
Other Telefónica Group companies	11,450	10,797
Total purchases from Telefónica Group companies	**160,122**	**166,453**
Telefónica Investigación y Desarrollo, S.A.	226	721
Telefónica de España, S.A.	4,020	3,798
Telefónica, S.A.	662	48
Telefónica Data España, S.A.	426	12,681
CTC Chile, S.A.	964	685
Atento Chile, S.A.	128	144
Telefónica Moviles, S.A.	380	475
Telefónica de Argentina, S.A.	24	1,797
Telesp, S.A.	1,214	980
Atento México, S.A. de C.V.	1,890	-
Other Telefónica Group companies	2,662	3,694
Total outside services received from Telefónica Group companies	**12,596**	**25,023**
Total	**172,718**	**191,476**

Personnel expenses-

The detail of the personnel expenses for the years ended December 31, 2002 and 2001, is as follows:

	Thousands of Euros	
	2002	2001
Wages and salaries	135,186	160,776
Social security costs and other employee welfare expenses	30,247	44,193
Total	**165,433**	**204,969**

The "Social Security Costs and Other Employee Welfare Expenses" caption includes the contributions to the external pension fund, which are made on the basis of a percentage of the average salary paid to employees.

Average headcount-

The Terra Lycos Group had an average of 2,807 and 3,150 employees in the years ended December 31, 2002 and 2001, respectively, and the year-end headcounts in 2002 and 2001 were 2,494 and 2,920, respectively.

Outside services and other operating expenses-

The detail of this caption for the years ended December 31, 2002 and 2001, is as follows:

	Thousands of Euros	
	2002	2001
Advertising, publicity, public relations and outside marketing	139,621	175,945
Independent professional services	31,314	53,934
Rent and royalties	41,695	49,287
Travel expenses	7,199	10,797
Taxes other than income tax	8,723	12,357
Other operating expenses	41,585	46,234
Total	**270,137**	**348,554**

Extraordinary expenses and losses-

The detail of the extraordinary expenses and losses as of December 31, 2002 and 2001, is as follows:

	Thousands of Euros	
	2002	2001
Goodwill impairment (Note 5)	856,657	-
Write-down of start-up costs (Note 7)	56,622	-
Extraordinary expense equity method Lycos Europe (Note 6)	50,200	-
Early termination of contracts	1,452	20,560
Provision for contingencies	8,326	21,000
Severance and labor force restructuring costs	9,062	10,335
Losses on property and equipment and intangible assets	6,981	1,956
Prior years' expenses and losses	1,485	2,579
Other extraordinary expenses	4,150	9,103
Total	994,935	65,533

The 2002 and 2001 consolidated statements of operations include €9,062 thousand and €10,335 thousand, respectively, relating to severance payments to directors and senior executives and labor force reduction plans at the subsidiaries of the Terra Lycos Group.

(17) DIRECTORS' COMPENSATION AND OTHER BENEFITS

In the years ended December 31, 2002 and 2001, the compensation and other benefits paid to the Board members and recorded in the accompanying consolidated statements of operations amounted to €3,109 and €2,170 thousand, respectively.

Note 18 contains a description of the Terra Networks, S.A. stock options assigned to certain directors and of other commitments to the directors.

As of December 31, 2002 and 2001, there were no other commitments to the directors.

(18) COMMITMENTS

a) Terra Networks, S.A. Stock Option Plan-

The Terra Networks, S.A. Stock Option Plan was approved by the Stockholders' Meeting on October 1, 1999, and implemented by Board of Directors' resolutions adopted on October 18, 1999, and December 1, 1999.

The Plan provides for, through the exercise of the stock options by their holders, the ownership by the employees and executives of the Terra Lycos Group companies of a portion of the capital of Terra Networks, S.A. up to a maximum of 14,000,000 shares.

In order to establish the necessary coverage for the Plan, on October 5, 1999, Banco Zaragozano, S.A., Caja de Ahorros y Pensiones de Barcelona and Terra Networks, S.A.

entered into a contract under which these entities granted to Terra Networks, S.A. an irrevocable purchase option on 14,000,000 issued shares, which may be exercised at any time prior to April 30, 2004.

The approval and implementation of this compensation system were notified to the Spanish National Securities Market Commission (CNMV) and were made public through the complete information memorandum verified and registered in the CNMV Official Register on October 29, 1999, and in the Prospectus presented to the Securities and Exchange Commission (SEC) in the U.S.

On December 1, 1999 and June 8, 2000, the Board of Directors, pursuant to the powers granted to it by the Stockholders' Meeting, implemented the First Phase of the Plan by granting options to employees of the Terra Lycos Group. The main features of these options are as follows:

1. Each of the stock options under the Plan entitles the holder to acquire one share of Terra Networks, S.A. at an exercise price of €11.81 per share.

2. Duration of four years and three months, and the options may be exercised at a rate of one-third of those granted each year from the second year onwards.

3. The exercise of the options is conditional upon the beneficiary remaining a Terra Lycos Group employee.

In 2001 the Board of Directors implemented the Second Phase of the Terra Networks, S.A. Stock Option Plan, which was approved pursuant to a resolution adopted on June 8, 2000, and launched pursuant to a resolution adopted on December 22, 2000, at the recommendation of the Appointments and Compensation Committee following a proposal by the Chairman, through the assignment of options to executives and employees who were already beneficiaries of the Stock Option Plan, in addition to the assignment of options to new employees who had joined the Terra Lycos Group.

The main features established by the Board of Directors for this assignment were as follows:

1. Each of the stock options under the Plan entitles the holder to acquire one share of Terra Networks, S.A. at an exercise price of €19.78 per share.

2. The duration of the Plan was modified by a resolution adopted by the Stockholders' Meeting on June 8, 2000, and was set at six years with a two-year grace period. The options can be exercised at a rate of one-quarter of those granted each year from the third year through the sixth year.

3. The exercise of the options is conditional upon the beneficiary remaining a Terra Lycos Group employee.

4. Options were granted to senior executives, one director and four general managers and persons of a similar category, and this was duly notified to the CNMV on December 29, 2000.

On February 21, 2001, the Board of Directors resolved to modify the resolution adopted on December 22, 2000, in respect of the duration and method of accrual of the stock options. Accordingly, the period for the exercise of the options assigned was set at five years, and the options may be exercised at a rate of one-quarter each year from the end of the first year.

In 2001, at the recommendation of the Appointments and Compensation Committee, the Board of Directors approved, each quarter (specifically at its meetings on May 10, July 25 and November 6), the assignment of options to new Company employees, and set the exercise price at the market price of the shares during the related quarter and with the same terms and conditions as regards exercise period and duration as those envisaged for the Second Phase of the Plan.

On June 7, 2001, the Stockholders' Meeting of Terra Networks, S.A. resolved to partially modify the resolution relating to the Stock Option Plan which was ratified and approved by the Stockholders' Meeting on June 8, 2000, as regards the extension of the Stock Option Plan to executives and directors, and extended the option exercise period to ten years from that in which they were granted, stipulating that a portion of the options could be exercised each year during this period. As of the date of preparation of these consolidated financial statements, the Board of Directors had not implemented the extension of the duration of the options.

In 2002, at the recommendation of the Appointments and Compensation Committee, the Board of Directors approved, each quarter (specifically at its meetings on January 30, July 25 and September 26), the assignment of options to new Company employees, and set the exercise price at the market price of the shares during the related quarter and with the same terms and conditions as regards exercise period and duration as those envisaged for the Second Phase of the Plan. In addition, on February 25, 2002, the assignment of further options was approved by the Board of Directors.

In June 2002 it was decided to confine assignments of options to new hires, and that options could be assigned from that date onwards to professional categories 1 and 2.

As of December 31, 2002, options on 8,900,502 shares had been assigned to Terra Lycos Group employees, executives and directors, of which 1,870,221 relate to the First Phase of the Plan and the remainder to the Second Phase. The weighted average stock option exercise price is €14.86.

As of December 31, 2002, the Terra Lycos Group's executives and directors held 1,365,215 stock options under the Terra Networks, S.A. Stock Option Plan, the weighted average price of which is €18.81.

The information on the options under the Terra Networks, S.A. Stock Option Plan not yet exercised as of December 31, 2002, is as follows:

Range of prices in the year	No. of Options Not Yet Exercised	Weighted Average Price in the Year
€5.22 - €9.92	2,175,400	€7.85
€9.93 - €14.63	2,640,621	€11.90
€14.64 - €19.34	244,000	€16.34
€19.35 - €24.05	3,219,581	€19.80
€24.06 - €28.81	620,900	€25.74
Total outstanding options at 12/31/02	**8,900,502**	**€14.86**

b) Terra Networks, S.A. Stock Option Plan resulting from the acquisition of the Stock Option Plans of Lycos, Inc.-

Under the agreements entered into with Lycos, Inc., it was agreed to exchange options on the shares of Lycos, Inc. for options on the shares of Terra Networks, S.A. On June 8, 2000, the Stockholders' Meeting of Terra Networks, S.A. resolved to acquire the Stock Option Plans of Lycos, Inc., provided that the two companies merged.

On October 25, 2000, the Board of Directors of Terra Networks, S.A. approved (i) the exchange of options on Lycos, Inc. shares existing prior to the conclusion of the transaction for options on Terra Networks, S.A. shares; (ii) the transfer to Citibank NA (Agent Bank) of all the options on Lycos, Inc. shares to be exercised early; and (iii) the entering into of a contract between Terra Networks, S.A. and the Agent Bank in connection with the new Terra Networks, S.A. Stock Option Plan.

As a result of the exercise of the options on Lycos, Inc. shares by the Agent Bank, the latter subscribed to 29,088,488 shares of Lycos, Inc. which, pursuant to the resolutions adopted by the Stockholders' Meeting of Lycos Inc. on October 27, 2000, were converted into 29,088,488 shares of Lycos, Inc. and contributed in the exchange, together with the other shares of Lycos, Inc.

As a result of the exchange of Lycos, Inc. stock options for Terra Networks, S.A. stock options, the employees, executives and directors of Lycos, Inc. received purchase options on 62,540,249 shares of Terra Networks, S.A. owned by the Agent Bank.

On June 7, 2001, the Stockholders' Meeting of Terra Networks, S.A. resolved to partially modify the resolution relating to the Stock Option Plan which was ratified and approved by the Stockholders' Meeting on June 8, 2000, as regards the obligations arising from the assumption of the Lycos, Inc. stock options by Terra Networks, S.A., following the exchange of shares between the latter and Lycos, Inc., which may be covered with Terra Networks, S.A. shares held by Citibank, NA, as a result of the exchange of Lycos, Inc. shares, held by Citibank, NA to cover the stock options of the employees and executives of Lycos, Inc.

As of December 31, 2002, the employees, executives and directors of Lycos, Inc. had exercised 14,823,990 options, and 27,918,329 options had been committed at a weighted average exercise price of US$ 19.15.

As of December 31, 2002, the executives and directors held stock option rights, derived from the Lycos, Inc. Stock Option Plans set up prior to the acquisition of Lycos, Inc. by Terra Networks, S.A., on 9,090,776 Terra Networks, S.A. shares owned by the Agent Bank, the weighted average exercise price of which is US$ 23.05.

As of December 31, 2002, the members of the Board of Directors who hold or have held executive posts at the Terra Lycos Group held 8,717,026 purchase options on Terra Networks, S.A. shares derived from the Terra Networks, S.A. and Lycos, Inc. Stock Option Plans, the weighted average exercise price of which is €25.81.

The detail of the variations in the options under the Lycos, Inc. Stock Option Plan as of December 31, 2002, is as follows:

Options	Number of Options	Total Exercise Price (Thousands of U.S. Dollars)	Weighted Average Price in the Year (U.S. Dollars)	Book Value (Thousands of Euros)
Exercise price less than €11	17,875,355	69,205	3.87	
Exercise price over €11	44,664,894	892,510	19.98	
Total options initially issued	**62,540,249**	**961,715**	**15.38**	
Exercise price less than €11	12,616,748	40,056	3.17	
Exercise price over €11	2,207,242	33,089	14.99	
Total options exercised	**14,823,990**	**73,145**	**4.93**	
Exercise price less than €11	1,307,267	7,596	5.81	
Exercise price over €11	11,798,319	230,467	19.53	
Total options cancelled and redeemed	**13,105,586**	**238,063**	**18.17**	
Exercise price less than €11	536,194	3,052	5.69	
Exercise price over €11	6,156,150	112,826	18.33	
Total options cancelled	**6,692,344**	**115,878**	**17.31**	71,400
Exercise price less than €11	3,415,146	18,500	5.42	
Exercise price over €11	24,503,183	516,127	21.06	
Total outstanding options at 12/31/02	**27,918,329**	**534,627**	**19.15**	**291,857**

c) *Other commitments-*

Under the agreements entered into by Lycos, Inc. and Terra Networks, S.A. on May 16, 2000, which were subsequently ratified by the Stockholders' Meeting of Terra Networks, S.A. on June 8, 2000, and publicly registered by means of prospectuses filed with the CNMV and the SEC, it was agreed that certain executives would be entitled to receive the amount of the taxes applicable to them as a result of exercising their options early. The consolidated balance sheet as of December 31, 2001, included the estimated provision for the payment to be made in this connection.

In 2002, as a result of the drop in the market price of the shares of the Parent Company, €14.9 million of this provision were reversed with a credit to the "Extraordinary Revenues and Income" caption in the consolidated statement of operations.

d) Litigation in progress-

Collective lawsuits filed by stockholders of Terra Networks, S.A.

Terra Networks, S.A. has been ordered to appear as the defendant in five lawsuits filed in the U.S. involving Terra Networks, S.A. and certain of its directors and executives who worked for the Company during the period of time that the Initial Public Offering was launched in the U.S. in 1999.

The five lawsuits filed against Terra Networks, S.A. are part of the more than one thousand complaints filed in the U.S. in 2000 and 2001 in connection with approximately three hundred IPOs. These complaints, challenging the awards made in the IPOs, allege, principally, that the security placement institutions assigned shares to privileged customers in these IPOs, which had awakened great interest in the potential investors and for which the closing price on the first day was expected to be high. These complaints allege that in exchange for assigning shares to these customers, the customers agreed to buy shares on the secondary market at a predetermined price in order to maintain the market value of the shares artificially high, and that the placement institutions received from their customers inflated fees or remuneration of another kind that could be deemed to be unlawful or unauthorized or to contravene in any other way the rules of the SEC and NASD.

In July 2002 Terra Networks, S.A. and other securities issuers against which claims had been filed, jointly filed a petition to have the joined claim dismissed.

Also, the directors and executives of Terra Networks, S.A. have negotiated and signed an agreement with the plaintiffs whereby the latter agree to exclude the individual defendants from the proceedings, without prejudice to the possibility of including them once again prior to September 30, 2003, if the plaintiffs find grounds for doing so. This agreement was approved by the courts through a court order dated October 9, 2002.

The law firm defending Terra Networks, S.A. considers that Terra Networks, S.A. and the directors and executives against whom the complaints were filed have sound grounds against the complaints, and has been instructed to conduct a robust defense on behalf of Terra Networks, S.A. Based on the analysis of the complaints performed by the law firm as of December 31, 2002, the firm considers that there are significant legal defects and weaknesses in the complaints that have been filed and that if the actions brought against Terra Networks, S.A. are not stayed, an application will be filed to have substantially all of them dismissed.

Terra Networks, S.A. is confident that the courts will not find against it and, if they do, it considers that the decisions should not have a material adverse effect on its financial position and results of operations.

Request for arbitration filed at the Madrid Civil and Commercial Arbitration Court

In the first quarter of 2001 Cierv Nueva, S.L. and its stockholders filed a request for arbitration against Terra Networks, S.A. at the Madrid Civil and Commercial Arbitration Court.

The objective of the claimants was for Terra Networks, S.A. to acquire from them all the shares (2,157) they owned of Corporación Real Time Team, S.L. (CRTT, S.L.), of which they were the majority stockholders.

On December 18, 2001, the Madrid Civil and Commercial Arbitration Court issued an Arbitral Award whereby Terra Networks, S.A. was obliged to acquire the aforementioned shares from the claimants, although for a price significantly lower (more than 50%) than that asked for by the claimants.

On January 22, 2002, Terra Networks, S.A. filed an appeal against this Arbitral Award that was upheld by the Madrid Provincial Appeal Court.

On September 5, 2002, Madrid Court of First Instance no. 63 directed Terra Networks, S.A. to pay €21,941,749.94 of principal (as established in the Arbitral Award) and €6,398,313.94 of interest, expenses and costs, without prejudice to the subsequent taxation of costs.

On September 9, 2002, Terra Networks, S.A. paid €27,726,000.52 into the Court of First Instance, after it had been clarified that the afore-mentioned amount was the correct one as established in the Arbitral Award.

As a result of the insolvency of the Teknoland Group companies, numerous labor-related claims have been filed by the employees of these companies at certain labor courts in Madrid. In these proceedings, the claims against Terra Networks, S.A., CIERV, S.L. and Terra Lycos, S.A. were extended.

Madrid Labor Courts nos. 15, 16, 28 and 35 have found Terra Networks, S.A., Terra Lycos, S.A. and Cierv, S.L. not liable for the claims filed by the employees of the various Teknoland Group companies and have lifted "legal veil", since they considered Cierv Nueva, S.L., as the party responsible for the situation of insolvency, to be liable for payment of the salaries, from which it is reasonable to infer that Terra Networks, S.A., Terra Lycos, S.A. and Cierv, S.L. will be found not liable in other judgments to be handed down.

Complaint filed by IDT

On January 31, 2002, International Discount Telecommunications Corporation (IDT) filed a lawsuit at the New Jersey Courts in the U.S. against Terra Networks, S.A., Telefónica, S.A., Terra Networks, USA, Inc. and Lycos, Inc.

In April 2000 Terra Networks, S.A. and IDT had entered into an agreement to terminate a joint venture agreement.

In this complaint, IDT claims mainly the following in relation to Terra Networks, S.A.: (i) alleged failure to comply with the obligations assumed under the termination agreement whereby IDT acquired a given number of shares; (ii) alleged concealment from IDT of the negotiations relating to the acquisition of Lycos during the negotiation of the termination agreement; and (iii) alleged breach of the joint venture agreement.

In May 2002 the Court partially rejected the petition filed by the defendants to have the complaint dismissed. The defendants requested that this court decision be reconsidered, and the Court found in favor of Terra Networks, S.A. On October 1, 2002, the Court modified its decision of May 2002, and extended its dismissal of the complaints to the charges whereby IDT was alleging breach of the joint venture agreement.

Also, in July 2002 IDT replaced its complaint with a second, modified complaint, in which it included a new claim alleging that Telefónica, S.A. would be liable, as the controlling party, for the fraud alleged against Terra Networks, S.A. in its negotiations with IDT that led to the signing of the termination agreement. Telefónica, S.A. has filed objections against this claim that are currently before the Court.

The law firm advising Terra Networks, S.A. considers that the defendants have a sound defense against the claims filed against them. Terra Networks, S.A. is confident that the courts will not find against it or, if they do, the decisions should not have a material adverse effect on its financial position and results of operations.

(19) PAYMENTS TO AUDITORS

The payments made in 2002 to the various member firms of the Deloitte & Touche International Organization, to which Deloitte & Touche España, S.A., the auditors of the Terra Lycos consolidated Group, belongs, amounted to €1,294 thousand.

The detail of the foregoing amount is as follows:

	Thousands of Euros
Audit of financial statements	787
Other audit services	276
Work additional to or other than audit services	231
Total	1,294

The additional work relates mainly to tax advisory services and the performance of due diligence reviews during the year.

The payments made to other auditors in 2002 amounted to €34 thousand, the detail being as follows:

	Thousands of Euros
Audit of financial statements	34
Other audit services	-
Work additional to or other than audit services	-
Total	34

These fees include the amounts paid in connection with the fully consolidated Spanish and foreign Terra Lycos Group companies.

(20) SUBSEQUENT EVENTS

a) Acquisition of treasury stock-

As of the date of preparation of these consolidated financial statements, the Parent Company acquired 6,692,344 shares of treasury stock from Citibank, NA. The Board of Directors will propose to the Stockholders' Meeting that these shares, which were deposited at Citibank, NA and cover purchase option rights under the Stock Option Plan for Lycos, Inc. employees that have been cancelled, be retired.

b) Uno-e Bank, S.A.-

On May 15, 2002, Terra Networks, S.A. and Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) entered into a memorandum of understanding to integrate the consumer finance lines of business of Finanzia Banco de Crédito, S.A. (a wholly-owned investee of BBVA) and Uno-e Bank, S.A. The agreement relating to this integration was subject to legal, financial and business review, and to the relevant internal and administrative authorizations. When the integration takes place, Terra Networks, S.A. and the BBVA Groups will have ownership interests of 33% and 67%, respectively, in Uno-e Bank, S.A.

On that same date (May 15, 2002), BBVA and Terra Networks, S.A. entered into a liquidity agreement in which they established the following liquidity mechanisms (purchase and sale options) relating to the Uno-e Bank, S.A. shares owned by Terra Networks, S.A.:

a) Terra Networks, S.A. has the right to sell to BBVA, and BBVA is obliged to acquire, Terra Networks, S.A.'s holding in Uno-e Bank, S.A. between May 15, 2004 and May 15, 2006, at the higher of the following prices: (i) the market value as determined by an investment bank; and (ii) the price paid by Terra Networks, S.A. to acquire its ownership interest (€189.4 million).

b) BBVA has the right to acquire from Terra Networks, S.A., and Terra Networks, S.A. is obliged to sell, Terra Networks, S.A.'s holding in Uno-e Bank, S.A. between May 15, 2004 and May 15, 2006, at the higher of the following prices: (i) the market value as determined by an investment bank; and (ii) the price paid by Terra Networks, S.A. to acquire its ownership interest (€189.4 million), plus annual interest at rate of 4.70%.

If a definitive agreement were reached regarding the aforementioned integration of the consumer finance lines of business of Finanzia Banco de Crédito, S.A. and Uno-e Bank, S.A., the liquidity mechanisms would be modified. BBVA would lose its right of purchase and Terra Networks, S.A. would retain its right of sale, but only at the market value as determined by an investment bank.

On January 10, 2003, Terra Networks, S.A. and BBVA entered into an agreement to integrate the consumer finance lines of business of Finanzia Banco de Crédito, S.A. and Uno-e Bank, S.A., in terms that were more in keeping with their respective interests than those provided for in the memorandum of understanding dated May 15, 2002. Accordingly, the memorandum of understanding was rendered null and void, and the definitive agreement was made conditional upon the relevant internal and administrative authorizations, which must be secured prior to June 30, 2003, as a condition for the formalization and performance of the integration. After the integration takes place, Terra Networks, S.A. and the BBVA Group will have ownership interests of 33% and 67%, respectively.

On that same date (January 10, 2003), BBVA and Terra Networks, S.A. entered into a liquidity agreement that will replace that dated May 15, 2002, once the aforementioned integration has taken place. This agreement establishes the following liquidity mechanism (sale options) relating to the Uno-e Bank, S.A. shares owned by Terra Networks, S.A.: Terra Networks, S.A. has the right to sell to BBVA, and BBVA is obliged to acquire, Terra Networks, S.A.'s holding in Uno-e Bank, S.A. between April 1, 2005 and September 30, 2007, at market value, established as the higher of the two following values: (i) that determined by an investment bank; and (ii) that obtained by multiplying the income after taxes of Uno-e Bank, S.A. by the PER of BBVA, multiplied by the percentage of ownership of Terra Networks, S.A. that it is intended to sell as of that date.

Also, the exercise price of the aforementioned option may not be lower than €148.5 million if Uno-e Bank, S.A. does not achieve the net ordinary revenue and pre-tax income targets set for 2005 and 2006.

In addition, in connection with the aforementioned business integration, on January 10, 2003, Terra Networks, S.A. and BBVA entered into an advertising agreement whereby BBVA undertakes to buy advertising slots in the Terra Lycos Group's portals for an annual net amount of €6,000 thousand and for a period of five years from the date on which the aforementioned integration takes place.

c) *Framework Strategic Alliance Agreement between Terra Networks, S.A. and Telefónica, S.A.-*

On February 12, 2003, Terra Networks, S.A. and Telefónica, S.A. have entered into a Framework Strategic Alliance Agreement to replace the Strategic Agreement dated May 16, 2000, to which Bertelsmann AG was also a party.

Also, Terra Networks, S.A., Lycos, Inc., Telefónica, S.A. and Bertelsmann AG have entered into a preferential interest agreement that will make it possible to continue to explore opportunities for mutually providing communications, development and content services in the on-line market.

The new contract between Terra Networks, S.A. and Telefónica, S.A. was entered into in response, on the one hand, to the changes in the Internet businesses and, in particular, the development of broad band technology and, on the other, to the need to adapt the range of products and services offered by the Terra Lycos Group under the Agreement dated May 16, 2000, to the aforementioned new market conditions and to the specific needs of the Telefónica Group in the markets in which it operates.

The Framework Agreements makes maximum use of the capacity of the Telefónica Group, as a connectivity and broad and narrow band Internet access provider, and of the Terra Lycos Group, as a portal, aggregator, provider and manager of wireline telephony Internet content and services in the residential, SOHO and, when so agreed, SME market. The aim of the Framework Agreement is to harness synergies and create value for the two Groups.

The Framework Agreement will have a term of six years that expires on December 31, 2008, and is impliedly renewable for one-year periods unless either of the parties expressly gives notice of termination.

The main features of the Framework Agreement are as follows:

- Strengthening of the Terra Lycos Group as:
  - The exclusive provider of essential portal elements, brand user and aggregator of the broad and narrow band Internet content and services targeted at the residential, SOHO and, when so agreed, SME market segments, for the Telefónica Group companies' connectivity and ISP services.
  - Preferential provider of audit, consulting, management and maintenance services for the country portals of the Telefónica Group companies.
  - Exclusive provider of Telefónica Group employee on-line training services.
  - Preferential provider of on-line integral marketing services with the Telefónica Group companies.

- Guaranteed minimum volume of acquisitions of Terra Lycos Group on-line advertising space by Telefónica Group companies.
- Exclusive acquisition of connectivity and wholesale Internet access services by Terra Group companies from Telefónica Group companies under the legally permitted most-favored-customer conditions.
- Outsourcing by Terra Lycos Group companies to Telefónica Group companies of all or part of the services and/or operation of the Internet access elements for the provision of ISP services to its residential, SOHO and, when so agreed, SME customers under the legally permitted most-favored-customer conditions.
- Exclusive acquisition by Terra Lycos Group companies from Telefónica Group companies of the advanced broad and narrow band network and platform services required to construct the range of services to be offered to residential, SOHO and, when so agreed, SME customers under the legally permitted most-favored-customer conditions.

The Framework Agreement guarantees the generation for the Terra Lycos Group of a minimum value throughout the term of the Agreement of €78.5 million. This amount is the difference between the operating revenues arising from the services provided under the Framework Agreement and the costs and investments directly associated therewith (variable or fixed, exclusive or shared costs and investments; excluding in all cases the Terra Lycos Group's existing overheads) and cost savings. The Framework Agreement defines a new relationship between the two Companies that makes better use of their respective capacities to strengthen their Internet growth.

d) Lycos, Inc. labor force restructuring-

On February 5, 2003, Lycos, Inc. announced a labor force reduction affecting 145 employees. The consolidated balance sheet as of December 31, 2002, includes a provision of €3,716 thousand for the estimated costs associated with this labor force reduction.

e) Changes in the Board of Directors-

On January 29, 2003, the Board of Directors of Terra Networks, S.A. resolved, inter alia, following a report by the Board's Appointments and Compensation Committee, to appoint by co-optation the stockholders Luis Bassat and Luis Badía as members of the Board of Directors. Luis Bassat and Luis Badía accepted their appointments, which serve to fill the vacancies left by the resignations from the Board of Jesús María Zabalza Lotina and Alejandro Junco de la Vega Elizondo.

(21) CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

APPLICATION OF FUNDS	Thousands of Euros 2002	Thousands of Euros 2001	SOURCE OF FUNDS	Thousands of Euros 2002	Thousands of Euros 2001
Funds applied in operations	77,286	172,286	Stock options exercised under ESOP	3,756	19,203
Additions to start-up expenses	69	95	Retirements of start-up expenses	-	1,143
Intangible asset additions	21,303	57,444	Retirements of intangible assets	4,542	6,540
Property and equipment additions	21,729	51,236	Retirements of property and equipment	4,567	5,310
Acquisitions of subsidiaries	76,577	210,922	Retirements of subsidiaries	8,232	27,264
Additions to other long-term investments	12,857	22,207	Retirements of other long-term investments	8,844	3,133
Taxes receivable for tax assets (net)	5,018	-	Taxes receivable for tax assets (net)	-	2,935
Additions to deferred charges	3,991	6,695	Transfers to short-term	517	-
Conversion to capital of short-term payables	10,898	64,681	Disposal of treasury stock	-	12
Deferred revenues	3,732	-	Minority interests	-	4,736
Provision for contingencies and expenses	21,039	175	Deferred revenues	-	2,368
Long-term debt	606	-	Long-term debt	-	2,115
Minority interests	1,150	-	Variations due to translation differences	-	24,774
Variations due to translation differences	79,404	-			
TOTAL FUNDS APPLIED	335,659	585,741	TOTAL FUNDS OBTAINED	30,458	99,533
FUNDS OBTAINED IN EXCESS OF FUNDS APPLIED			FUNDS APPLIED IN EXCESS OF FUNDS OBTAINED	305,201	486,208

VARIATION IN WORKING CAPITAL	Thousands of Euros 2002 Increase	2002 Decrease	2001 Increase	2001 Decrease
Inventories		1,919	223	
Accounts receivable		32,614	15,272	
Short-term investments		454,725		397,073
Cash	25,689			86,187
Accrual accounts		10,825		14,313
Current liabilities	169,193			4,130
TOTAL	194,882	500,083	15,495	501,703
VARIATION IN WORKING CAPITAL	305,201		486,208	

The reconciliation of the loss for the year to the funds obtained from operations is as follows:

Thousands of Euros	2002	2001
Loss for the year	(2,008,870)	(566,298)
Add:		
Start-up expense amortization expense	26,256	30,627
Intangible asset amortization expense	72,956	85,386
Property and equipment depreciation expense	43,506	41,413
Write-down of start-up expenses	56,622	-
Consolidation goodwill amortization expense	254,157	386,332
Goodwill impairment	856,657	-
Share in losses of companies accounted for by the equity method	148,902	181,732
Variation in allowances for property and equipment and intangible assets	54,199	-
Variation in long-term investment valuation allowances	33,488	12,164
Variation in other long-term investment valuation allowances	-	1,512
Losses on property and equipment and intangible assets	-	1,956
Adjustment for effective ownership interest in Lycos Europe	50,200	-
Period provision for contingencies and expenses	1,526	21,000
Tax asset generated in the year from tax loss carryforwards	342,346	-
Less:		
Gains on property and equipment and intangible assets	-	(315)
Reversal of negative consolidation goodwill	(1.602)	(2,825)
Write-down of negative consolidation goodwill	(3.714)	
Variation in other long-term investment valuation allowances	(1.503)	
Loss attributed to minority interests	(2.412)	(1,620)
Tax asset generated in the year from tax loss carryforwards	-	(363,350)
Funds applied in operations	**(77.286)**	**(172,286)**

(22) EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

EXHIBIT I: consolidated companies

Company, Line of Business and Address	Percentage of Direct and Indirect Ownership	Thousands of Euros Capital at 12/31/02	Net Worth at 12/31/02
Terra Lycos Intangibles, S.A. (formerly Terra Interactiva de Contenidos, S.A.) Provision of Internet services Vía Dos Castillas, 33, Pozuelo de Alarcón, Madrid	100%	661	14,075
Terra Lycos, S.A. (formerly Terra Networks Intangibles, S.A.) Provision of Internet services Gran Vía, 28, Madrid	100%	60	53
Terra Lycos Holding, B.V. Software licenses distribution *Koningslaan 34* 1075 AD Amsterdam, Netherlands	100%	18	18
Uno-e Bank, S.A. Online bank Capitán Haya, 1, 28020, Madrid	49%	54,091	81,487
Terra Networks España, S.A. ISP Vía Dos Castillas, 7, Pozuelo de Alarcón, Madrid	100%	8,120	(396,512)
Ordenamiento de Links Especializados, S.L. (OLE) Internet search engine Nicaragua, 54, Barcelona	100% Indirectly through TN España	6,004	(1,918)
OLE de Contenidos Interactivos, S.A. (formerly Europa Press Comunicación, S.A.) Dissemination of information Paseo de la Castellana, 210, Madrid	100% Indirectly through OLE	90	4
ADQ Advertising Quality, S.L. Advertising services using IT media Paseo de la Castellana, 210, Madrid	100% Indirectly through OLE	12	(97)
CIERV, S.L. Design of communications products Almirante, 16, Madrid	100%	6	(*)
Corporación Real Time Team, S.L. Design, programming, advertising and consulting on the Internet Almirante, 16, Madrid	35.16% 12.04% indirectly through CIERV	18	(**)
Lycos, Inc (formerly Lycos Virginia, Inc.) (1) Internet portal 100 Fifth Avenue, Waltham, USA	100%	1,366	567,546
Quote.com LLC Financial services 850 N. Shoreline Blvd, Mountain View, USA	100% Indirectly through Lycos	92	(15,072)

Company, Line of Business and Address	Percentage of Direct and Indirect Ownership	Thousands of Euros Capital at 12/31/02	Thousands of Euros Net Worth at 12/31/02
Lycos Business Trust (formerly Lycos Securities Co.) Investment company 100 Fifth Avenue, Waltham, USA	100% Indirectly through Lycos	(*)	(152,060)
Lycos Business Trust II (formerly Lycos Securities Co. II) Investment company 100 Fifth Avenue, Waltham, USA	100% Indirectly through Lycos	(*)	16,450
Lycos Asia Limited Internet portal 31 Exeter Road #14-00, Singapur	50% Indirectly through Lycos	59,460	(12,125)
GetRelevant Internet portal 660 Third Street, 4th Floor, San Francisco, USA	100% Indirectly through Lycos	(*)	(364)
Lycos Intangibles LLC Internet portal 1, The Crown, Sir Luigi Cmilleri St, Sliema, Malta	100% Indirectly through Lycos	(*)	(*)
Lycos Europe, N.V. Internet portal Richard Holkade 30-34, Haarlem, Holanda	32.1% Indirectly through Lycos	3,396	247,768
Wired Digital, Inc. Information services 660 Third Street, 4th Floor, San Francisco, USA	100% Indirectly through Lycos	70	(73,160)
Wired Ventures, Inc. Internet in general 660 Third Street, 4th Floor, San Francisco, USA	100% Indirectly through Lycos	(*)	(*)
Wired Japan, YK Internet in general 660 Third Street, 4th Floor, San Francisco, USA	100% Indirectly through Lycos	(*)	(*)
Lycos Americas I, Inc. Internet in general 100 Fifth Avenue, Waltham, USA	100% Indirectly through Lycos	(*)	(*)
Lycos Americas II, Inc. Internet in general 100 Fifth Avenue, Waltham, USA	100% Indirectly through Lycos	(*)	(*)
Lycos De Argentina, S.R.L. Internet in general 100 Fifth Avenue, Waltham, USA	100% Indirectly through Lycos	(*)	(*)
Lycos de Mexico S. De R.I. de CV Internet in general 100 Fifth Avenue, Waltham, USA	100% Indirectly through Lycos	(*)	(*)

(1) Consolidated data
(*) Less than €1,000
(**) Data not available as of the date of preparation of the financial statements
TN: Terra Networks
ISP: Internet service provider

Company, Line of Business and Address	Percentage of Direct and Indirect Ownership	Thousands of Euros: Capital at 12/31/02	Thousands of Euros: Net Worth at 12/31/02
Lycos(Australia) PTY Limited Internet in general 100 Fifth Avenue, Waltham, USA	100% Indirectly through Lycos	(*)	(*)
Tripod(Australia) PTY Limited Internet in general 100 Fifth Avenue, Waltham, USA	100% Indirectly through Lycos	(*)	(*)
Terra Lycos Ventures, LP Internet in general Two Gateway Center,Suite 1750,Pittsburgh PA	13.2% Indirectly through Lycos	(*)	12,279
Terra Lycos Triangle Partners, LLC Internet in general Two Gateway Center,Suite 1750,Pittsburgh PA	70% Indirectly through Lycos	(*)	(554)
Lycos Japan (Branch), Inc. Internet in general 100 Fifth Avenue, Waltham, USA	100% Indirectly through Lycos	(*)	(*)
Terra Networks USA, Inc. and subsidiaries (1) Internet Portal Miami, Florida, USA	100% Indirectly through Lycos	7,503	(152.401)
Aremate.com, Inc. Internet content and e-commerce 1018 Centre Road, Wilmington, Delaware, USA	29.5% Indirectly through Lycos	(**)	(**)
Terra Networks Latam E.T.V.E, S.L. (formerly Terra Networks Asociadas Extranjeras, S.L.) Foreign-securities management company Gran Vía, 28, Madrid	100%	52,483	113.151
Telefónica Interactiva Brasil, Ltda (1) Portfolio company Rua de Consolaçao, 247, 6º Sao Paulo, Brasil	99.99% Indirectly through TN Latam	319,743	80,698
Terra Networks Brasil, S.A. (1) ISP y Portal Morro de Santa Teresa, Porto Alegre, Brasil	100% 64.98% Indirectly through TI Brasil	432,396	10,108
Nutecnet Santa Maria, Ltda. ISP Rua dos Andradas, 1711 sala 701, Santa María, Rio Grande do Sul, Brasil	100% Indirectly through TN Brasil	3	(909)
Nutecnet Caxias do Sul, Ltda.. ISP Rua Guia Lopes, 556, Sala 17, Caxias do Sul, Rio Grande do Sul, Brasil	100% Indirectly through TN Brasil	3	19

(1) Consolidated data
(*) Less than €1,000
(**) Data not available as of the date of preparation of the financial statements
TN: Terra Networks
ISP: Internet service provider

Company, Line of Business and Address	Percentage of Direct and Indirect Ownership	Thousands of Euros Capital at 12/31/02	Net Worth at 12/31/02
Nutecnet Criciúma, Ltda. ISP Rua Joao Pessoa, 45 sala 202, Criciúma, Santa Catarina, Brasil	100% Indirectly through TN Brasil	12	(178)
Nutecnet Blumenau, Ltda. ISP Rua Uruguai, 444, Blumenau, Santa Catarina, Brasil	100% Indirectly through TN Brasil	24	(85)
Nutecnet Itajai, Ltda. ISP Rua Olimpio de Miranda Junior 155, Itajai, Santa Catarina, Brasil	100% Indirectly through TN Brasil	9	(3)
Africanet Proveedora de Acesso e Informaçoes, Ltda. ISP Rua Timbiras, 138, loja 03 Belo Horizonte, Minas Gerais, Brasil	99.99% Indirectly through TN Brasil	11	(19)
Mago Informaçoes e Dados, Ltda. ISP Rua Timbiras, 138 loja 03, Belo Horizonte, Mina Gerais, Brasil	99.99% Indirectly through TN Brasil	30	(1,830)
Voyager Informática, Ltda. ISP Rua General João Manoel, 90, 6° andar , Porto Alegre, Rio Grande do Sul, Brasil	99.99% Indirectly through TN Brasil	86	5
Manchester Informática, Ltda. ISP Rua Abiail do Amaral Carneiro, 191, loja 03/04, Vitoria, Espirito Santo, Brasil	99% Indirectly through TN Brasil	145	(472)
Pensatron Informática, Ltda. ISP Rua Boulevard 28 setembro 389, sala 416/417, Rio de Janeiro, Brasil	99.99% Indirectly through TN Brasil	10	106
Netmarket Informática, Ltda.. ISP Rua General João Manoel, 90, Porto Alegre, Rio Grande do Sul, Brasil	99.99% Indirectly through TN Brasil	58	(2)
Easyway Integradora Sistemas, Ltda. ISP Rua Alfonso Cavalcanti, 54, Porto Alegre, Rio Grande do Sul, Brasil	99.97% Indirectly through TN Brasil	1,136	77

(1) Consolidated data
(*) Less than €1,000
(**) Data not available as of the date of preparation of the financial statements
TN: Terra Networks
ISP: Internet service provider

Company, Line of Business and Address	Percentage of Direct and Indirect Ownership	Thousands of Euros Capital at 12/31/02	Net Worth at 12/31/02
Missoes Informática, Ltda. ISP Rua General João Manoel, 90, 8° andar , Porto Alegre, Rio Grande do Sul, Brasil	99.99% Indirectly through TN Brasil	148	(47)
DW Net Internet, Ltda. ISP Rod. Antonio Heil, 635, Brusque, Santa Catarina, Brasil	99.93% Indirectly through TN Brasil	28	1
ZAZ Campinas, Ltda. ISP Rua Conceiçao, 233 sala 1904, Campinas, São Paulo, Brasil	100% Indirectly through TN Brasil	1	(717)
Terra Sorocaba, Ltda. ISP Rua Riachuelo, 290, Sorocaba, São Paulo, Brasil	100% Indirectly through TN Brasil	27	(427)
Santa Helena Servicos de Informatica e Comunicaciones, Ltda. ISP Rua Luiz Viana Filho, s/n°, Salvador, Bahia, Brasil	99% Indirectly through TN Brasil	1,484	(472)
Waves Networks e Prestaçao de serviços de Internet, S/A. ISP Av. Das Nações Unidas, 12901 12° andar, São Paulo, São Paulo, Brasil	60% Indirectly through TN Brasil	3	(496)
Fortaleza Networks e Prestaçao de Serviços de Internet, S/A. ISP Rua Osvaldo Cruz, 01 sala 1707, Fortaleza, Brasil	80% Indirectly through TN Brasil	67	(784)
Terra Networks México Holding, S.A. de C.V. (formerly Terra Networks México, S.A. de C.V) (1) Portfolio company Antonio L. Rodríguez 1884, Monterrey, Nuevo León, México	100% Indirectly through TN Latam (82.54%), and TN España (17.46%)	90,159	(4,329)
Terra Networks México, S.A. de C.V (formerly Información Selectiva, S.A.) ISP and portal Col. Sta. María Monterrey, Nuevo León	99.99% Indirectly through TN México Holding	4,147	15,935
Terra Infosel, S.A. de C.V (formerly Guadalajara Teleport, S.A. de C.V) ISP and Internet services Guadalajara, México	100% Indirectly through TN México Holding	281	15

(1) Consolidated data
(*) Less than €1,000
(**) Data not available as of the date of preparation of the financial statements
TN: Terra Networks
ISP: Internet service provider

Company, Line of Business and Address	Percentage of Direct and Indirect Ownership	Thousands of Euros Capital at 12/31/02	Thousands of Euros Net Worth at 12/31/02
Terra Negocios, S.A. de C.V. (formerly Interdata Infosel, S.A. de C.V.) e-commerce services Monterrey, México	100% Indirectly through TN México Holding	26	3,347
Internet Queretaro, S.A. Internet services Queretaro, México	99.99% Indirectly through TN México Holding	74	73
Terra Networks Chile Holding Limitada, S.A. (1) Portfolio company C/Moneda, 970, Piso 12, Ciudad de Santiago	99.99% Indirectly through TN Latam	95,180	37,248
Terra Networks Chile, S.A. ISP and portal C/Moneda, 970, Piso 12, Ciudad de Santiago	100% Indirectly through TN Chile Holding	33,523	169
Terra Networks Colombia Holding, S.A. (1) Portfolio company Avda. 100, 7-33. Santa Fe de Bogotá, Colombia	99.99% Indirectly through TN Latam (83.3%), TN España (15%) and TIC (1,6%)	30	(10,924)
Terra Networks Colombia, S.A Portal and Internet in general Avda. 100, 7-33. Santa Fe de Bogotá, Colombia	65% Indirectly through TN Colombia Holding	2,424	176
Terra Networks Argentina, S.A. ISP and portal Tucumán 1, Piso 17, Ciudad de Buenos Aires	99.99% Indirectly through TN Latam	39,468	(9,451)
Terra Networks Perú, S.A. ISP and portal Los Sauces, 374, Torre Roja, San Borja, Lima, Perú	99.99% Indirectly through TN Latam	2,540	6,421
Terra Networks Venezuela, S.A. ISP and portal Av. Francisco de Miranda, Centro Plaza, Torre A, Piso 11, Los Palos Grandes, Caracas (Venezuela)	100% Indirectly through TN Latam	1,270	(913)
Terra Networks Uruguay, S.A. ISP and portal Montevideo, Uruguay	100% Indirectly through TN Latam	6	(457)

(1) Consolidated data
(*) Less than €1,000
(**) Data not available as of the date of preparation of the financial statements
TN: Terra Networks
ISP: Internet service provider

Company, Line of Business and Address	Percentage of Direct and Indirect Ownership	Thousands of Euros: Capital at 12/31/02	Thousands of Euros: Net Worth at 12/31/02
Terra Networks Guatemala, S.A. ISP and portal Diagonal 6, Edificio Las Margaritas II, Guatemala	100% Indirectly through TN Latam (98.34%), and TN España (1.66%)	8,704	830
Terra Networks El Salvador, S.A. Portal and Internet in general 63 Ave. Sur y Alameda Roosvelt, San Salvador	99.99% Indirectly through TN Guatemala	2	305
Terra Networks Honduras, S.A. Portal and Internet in general 14 Av. Circunvalación N.O, San Pedro Sula-Cortez	99.99% Indirectly through TN Guatemala	33	20
Terra Networks Costa Rica, S.A. Portal and Internet in general Escurridabat, Edificio Domus Plaza, 2ª, San José	99.99% Indirectly through TN Guatemala	37	(16)
Terra Networks Nicaragua, S.A. Portal and Internet in general Nicaragua	99.99% Indirectly through TN Guatemala	(*)	(*)
Terra Networks Panamá, S.A. Portal and Internet in general C/Harry Eno y Piloto, Posada Edificio El Educador, Coopeduc, Bethania, Panamá	99.99% Indirectly through TN Guatemala	0	(2)
Terra Networks Caribe, S.A. Internet portal Calle Tantino Falco, 24 1° piso Santo Domingo, Rep. Dominicana	99.98% Indirectly through TN Latam	1,292	(102)
Terra Global Management, Inc. Corporate management in the U.S. USA	100% Indirectly through TN Latam	6	(186)
Terra Networks Serviços de Acceso a Internet e Trading, Lda. Inactive Portugal	100% Indirectly through TN Latam	6	(1)
Terra Marocs, S.A.R.L. Inactive Marruecos	100% Indirectly through TN Latam	6	(**)
Terra Networks Asociadas, S.L. Portfolio company Via de las Dos Castilla, 33, Pozuelo de Alarcón, Madrid	100%	6,786	11,596
Ifigenia Plus, S.L. Education and cultural portal Alonso Martínez, 3. Madrid	100% Indirectly through TN Latam	144	(923)

(1) Consolidated data
(*) Less than €1,000
(**) Data not available as of the date of preparation of the financial statements
TN: Terra Networks
ISP: Internet service provider

Company, Line of Business and Address	Percentage of Direct and Indirect Ownership	Thousands of Euros: Capital at 12/31/02	Thousands of Euros: Net Worth at 12/31/02
Educaterra, S.L. Education portal Alonso Martínez, 3. Madrid	100% Indirectly through Ifigenia	60	(1,697)
Maptel Networks, S.A.U. Design of digital cartography Plaza Santa María Soledad Torres Acosta, 1 5th Floor, 28004 Madrid	100% Indirectly through TN Asociadas	1,503	820
Bumeran Participaciones, S.L. Vertical employment and human resources portal Vía Dos Castillas, 33. Pozuelo de Alarcón, Madrid	84% Indirectly through TN Asociadas	5,806	1,727
Direcciona Networks, S.A. Activities related with the Internet Via de las Dos Castillas, 33, Edif. Atica 1, Pozuelo de Alarcón, Madrid	100% Indirectly through Bumeran Participaciones	15	(1,413)
Bumeran.com Argentina, S.A. Internet in general Perú 375, 4° Piso- Buenos Aires, Argentina	99,99% Indirectly through Bumeran Participaciones, S.L.	6,352	93
Bumeran.com Do Brasil S/C Ltda. Provision of human resources counseling and consulting services R. Geraldo Flausino Gomez 85, Sao Paulo, Brasil	99.99% Indirectly through Bumeran Participaciones, S.L.	2,355	(628)
Bumeran.com Chile, S.A. Provision of human resources counseling and consulting services Avda. Nueva Tajamar 481, Torre Norte, of. 1007, Santiago de Chile	99.99% Indirectly through Bumeran Participaciones	1,888	(224)
Bumeran.com México, S.A. de C.V. Provision of human resources counseling, and consulting services Campos Elíseos 174 Bque. De Chapultepec, Mexico D.F.	99.99% Indirectly through Bumeran Participaciones	3,011	(721)
Bumeran.com Venezuela, S.A. Provision of human resources counseling and assistance services Av. Francisco de Miranda, Centro Plaza, Torre A, Pl. 11, Los Palos Grandes, Caracas	99.99% Indirectly through Bumeran Participaciones	1,260	(214)

(1) Consolidated data
(*) Less than €1,000
(**) Data not available as of the date of preparation of the financial statements
TN: Terra Networks
ISP: Internet service provider

Company, Line of Business and Address	Percentage of Direct and Indirect Ownership	Thousands of Euros Capital at 12/31/02	Net Worth at 12/31/02
Bumeran.com, Inc. Internet in general N. 9 East Loockerman St. Dover Delaware, USA	99.99% Indirectly through Bumeran Participaciones	300	(**)
Emplaza, S.A. Intranet development portal Centro Europa Empresarial C/Rozabella, 8 28230 Las Rozas, Madrid	80% Indirectly through TN Asociadas	1,196	(952)
Red Universal de Marketing y Bookings Online, S.A. (1) Travel booking portal Proción, 1-3. Madrid	50% Indirectly through TN Asociadas	9,000	(484)
Azeler Automoción, S.A. (1) Motoring portal Vía Dos Castillas, 33. Pozuelo de Alarcón, Madrid	50% Indirectly through TN Asociadas	1,804	2,272
Iniciativas Residenciales en Internet, S.A. Real estate portal Paseo de Recoletos, 10 Ala Norte 1ª Planta 28001 Madrid	50% Indirectly through TN Asociadas	1,424	3,807
A Tu Hora, S.A. e-commerce Avda.de Europa, 24. Alcobendas, Madrid	50% Indirectly through TN Asociadas	7,182	3,809
OneTravel.com, Inc. (1) Travel booking portal 258 Main Street, 3rd floor, East Greenville, USA	39.6% Indirectly through TN Asociadas	10	9,168
Terra Mobile, S.A. (1) Operation of WAP-technology content and services Gran Vía, 28. Madrid.	20% Indirectly through TN Asociadas	3,597	(92,630)
Inversis Networks, S.A IT and telematic systems and applications	9% Indirectly through TN Asociadas	50,442	37,157

The data on the capital and reserves of the subsidiaries which are not the parent companies of their subgroups were translated to thousands of euros at the exchange rate as of December 31, 2002. Net results were translated to thousands of euros at the cumulative average exchange rate as of December 31, 2002.

(1) Consolidated data
(*) Less than €1,000
(**) Data not available as of the date of preparation of the financial statements
TN: Terra Networks
ISP: Internet service provider

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Networks, S.A.

Date: March 6, 2003

By: /s/ Elías Rodríguez-Viña
Name: Elías Rodríguez-Viña
Title: Chief Financial Officer